        As filed with the Securities and Exchange Commission on
                             August 12, 1996
- ---------------------------------------------------------------------------

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                   ----------------------------------
                                FORM S-4
                         REGISTRATION STATEMENT
                                 UNDER
                       THE SECURITIES ACT OF 1933
                   ----------------------------------
                          OLD NATIONAL BANCORP
         (Exact name of registrant as specified in its charter)

           INDIANA                        6021             35-1539838
  -------------------------------  ------------------  -------------------
  (State or other jurisdiction of  (Primary Standard    (I.R.S. Employer
  incorporation or organization)       Industrial      Identification No.)
                                   Classification Code        Number)


      420 Main Street, Evansville, Indiana  47708,  (812) 464-1434
- ---------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Jeffrey L. Knight, Esq.                   Timothy M. Harden, Esq.
Corporate Secretary & General Counsel     Nicholas J. Chulos, Esq.
Old National Bancorp                      Krieg DeVault Alexander & Capehart
420 Main Street                           One Indiana Square, Suite 2800
Evansville, Indiana  47708                Indianapolis, Indiana  46204-2017
(812) 464-1363                            (317) 636-4341
(Agent for Service)                       (Copy to)
- ---------------------------------------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

      Approximate date of commencement of the proposed sale of the securities to the public:

      As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /


                             CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------
        Title of each class   Amount      Proposed maximum  Proposed maximum     Amount of
        of securities          to be       offering price   aggregate offering  registration
        to be registered    registered      per unit (1)        price (1)           fee
- ---------------------------------------------------------------------------------------------
        Common Stock,          up to             N/A          $24,213,493        $8,349.48
          no par value    1,181,146 shares
- ---------------------------------------------------------------------------------------------

      (1) Estimated solely for the purpose of calculating the registration fee and calculated as of August 5, 1996, in accordance with Rule 457(f)(1) on the basis of the market value of the securities to be exchanged for the common stock to be issued by the registrant.

                        ------------------------

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   [WORKINGMENS CAPITAL HOLDINGS, INC. LETTERHEAD]


          ________________, 1996


          Dear Shareholder:

               You are cordially invited to attend the Special Meeting of Shareholders of Workingmens Capital Holdings, Inc. ("WCHI"), to be held at the main office of WCHI located at 121 East Kirkwood Avenue in Bloomington, Indiana, on __________________, 1996, at ____:____ ___.m., local time.

               The purpose of the Special Meeting is to consider and vote upon the Agreement of Affiliation and Merger ("Agreement"), dated as of April 8, 1996, by and among Old National Bancorp ("ONB"), ONB Bank, WCHI and Workingmens Federal Savings Bank ("WFSB"). Under the terms of the Agreement, WCHI will merge with and into ONB, and each outstanding share of WCHI common stock will be converted into the right to receive 0.64 shares of ONB common stock, subject to adjustment as described in the Agreement, a copy of which is attached to the accompanying Proxy Statement-Prospectus.

               The Board of Directors of WCHI believes that the proposed affiliation between ONB and WCHI is in the best interests of the shareholders of WCHI and the customers and employees of WFSB and the communities which WFSB serves. Your Board of Directors has unanimously approved the Agreement and recommends that the shareholders approve it.

               Enclosed with this letter are (i) a Notice of Special Meeting of Shareholders, (ii) a Proxy Statement-Prospectus containing information about the Special Meeting and the proposed affiliation, (iii) a proxy card for you to complete, sign, date and return, and (iv) a postage pre-paid envelope for your use to return your proxy card to WCHI. We encourage you to read the enclosed materials carefully and in their entirety.

               Whether or not you attend the Special Meeting, your Board of Directors requests that you complete, sign and date the enclosed proxy card and return it in the enclosed postage pre-paid envelope at your earliest convenience prior to the Special Meeting. If you desire, you may cancel your proxy at any time before it is voted at the Special Meeting.

               Please give this matter your careful consideration.

                                         Sincerely,



                                         Richard R. Haynes
                                         President and Chief Executive Officer

                   WORKINGMENS CAPITAL HOLDINGS, INC.
                        121 East Kirkwood Avenue
                       Bloomington, Indiana 47408


               NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                  to be held on _______________, 1996

          To Our Shareholders:

          Notice is hereby given that, pursuant to the call of the Board of Directors, the Special Meeting of Shareholders of Workingmens Capital Holdings, Inc. ("WCHI") will be held on _____________, 1996, at ____:____ __.m., local time, at the main office of WCHI located at 121 East Kirkwood Avenue in Bloomington, Indiana.

          The purposes of the Special Meeting are:

          1. Affiliation with Old National Bancorp. To consider and vote upon the Agreement of Affiliation and Merger, dated as of April 8, 1996, among Old National Bancorp, Evansville, Indiana ("ONB"), ONB Bank, WCHI, and Workingmens Federal Saving Bank. Under the terms of the Agreement, WCHI will affiliate with ONB and each outstanding share of WCHI common stock will be converted into the right to receive 0.64 shares of ONB common stock, subject to adjustment, if any, as described in the accompanying Proxy Statement-Prospectus;


          2. Other Business. To transact such other business which may properly be presented at the Special Meeting or any adjournment thereof.

               Only shareholders of record at the close of business on __________________, 1996, will be entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof. ___________________, 1996
                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        RICHARD R. HAYNES
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER


           YOUR VOTE IS IMPORTANT - PLEASE MAIL YOUR PROXY PROMPTLY.

           THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY
                 OF THE OUTSTANDING SHARES OF WCHI COMMON STOCK
                   IS REQUIRED FOR APPROVAL OF THE AGREEMENT.

        IN ORDER THAT THERE MAY BE PROPER REPRESENTATION AT THE MEETING,
              YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE
               ENCLOSED REVOCABLE PROXY IN THE ENVELOPE PROVIDED.
             NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                                   PROSPECTUS
                                       OF
                              OLD NATIONAL BANCORP
                                   for up to
                        1,181,146 Shares of Common Stock
                                 (No Par Value)


                        This Prospectus also constitutes
                              the Proxy Statement
                                       of
                       WORKINGMENS CAPITAL HOLDINGS, INC.
                                    for the
                        Special Meeting of Shareholders
                     to be held on _________________, 1996



             This Proxy Statement-Prospectus ("Proxy Statement") constitutes the Prospectus of Old National Bancorp ("ONB") with respect to a maximum of 1,181,146 shares of ONB common stock, no par value per share ("ONB Common Stock"), being offered to the shareholders of WCHI in connection with the proposed affiliation of ONB and WCHI. It also serves as the Proxy Statement of WCHI in connection with the solicitation of proxies by the Board of Directors of WCHI for use at the Special Meeting of Shareholders to be held on ______________, 1996, and at any adjournment thereof, for the purposes of considering and voting upon (1) a proposal to approve the Agreement of Affiliation and Merger ("Agreement"), dated as of April 8, 1996, among ONB, ONB Bank, WCHI and Workingmens Federal Savings Bank ("WFSB"), and (2) any other business which may properly be presented at the Special Meeting or any adjournment thereof.

             As more fully discussed hereinafter, at the effective time of the proposed affiliation, WCHI will affiliate with ONB and each outstanding share of WCHI common stock, no par value per share ("WCHI Common Stock"), will be converted into the right to receive 0.64 shares of ONB Common Stock ("Exchange Ratio"), subject to adjustment, if any, in the event of certain changes in the market price of ONB Common Stock or a recapitalization or similar transaction involving ONB Common Stock. ONB will pay cash for any fractional share interests resulting from the Exchange Ratio. The proposed affiliation is subject to approval by the holders of at least a majority of the outstanding shares of WCHI Common Stock, receipt of required regulatory approvals and certain other conditions set forth in the Agreement attached hereto as Appendix A.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     -------------------------------------------


            The date of this Proxy Statement is ___________________, 1996.

                                  TABLE OF CONTENTS
                                                                       PAGE

          AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . .

          INCORPORATION OF CERTAIN DOCUMENTS
               BY REFERENCE . . . . . . . . . . . . . . . . . . . . .

          SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . .

          SUMMARY OF SELECTED FINANCIAL DATA  . . . . . . . . . . . .

          GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . .

          PROPOSED AFFILIATION  . . . . . . . . . . . . . . . . . . .
               Description of the Affiliation . . . . . . . . . . . .
               Background of and Reasons for the Affiliation  . . . .
               Opinion of Financial Advisor to WCHI . . . . . . . . .
               Recommendation of the Board of Directors . . . . . . .
               Exchange of WCHI Common Stock  . . . . . . . . . . . .
               No Dissenters  or Appraisal Rights.  . . . . . . . . .
               Resale of ONB Common Stock by WCHI Affiliates  . . . .
          Conditions to Consummation  . . . . . . . . . . . . . . . .
               Termination  . . . . . . . . . . . . . . . . . . . . .
               Restrictions Affecting WCHI  . . . . . . . . . . . . .
               Regulatory Approvals . . . . . . . . . . . . . . . . .
               Accounting Treatment for the Affiliation . . . . . . .
               Effective Time . . . . . . . . . . . . . . . . . . . .
               Management, Personnel and Operations After the Affiliation Interests of Certain Persons in the Affiliation . . .

          FEDERAL INCOME TAX CONSEQUENCES . . . . . . . . . . . . . .
               Tax Opinion  . . . . . . . . . . . . . . . . . . . . .
               Tax Consequences to ONB, ONB Bank, WCHI and WFSB . . .
               Tax Consequences to WCHI Shareholders  . . . . . . . .

          COMPARATIVE PER SHARE DATA  . . . . . . . . . . . . . . . .
               Nature of Trading Market . . . . . . . . . . . . . . .
               Dividends  . . . . . . . . . . . . . . . . . . . . . .
               Existing and Pro Forma Per Share Information . . . . .

          PRO FORMA CONDENSED COMBINED
               FINANCIAL INFORMATION  . . . . . . . . . . . . . . . .

          DESCRIPTION OF ONB  . . . . . . . . . . . . . . . . . . . .
               Business . . . . . . . . . . . . . . . . . . . . . . .
               Acquisition Policy . . . . . . . . . . . . . . . . . .
               Incorporation of Certain Information by Reference  . .

                                  TABLE OF CONTENTS
                                     (continued)
                                                                       PAGE

          DESCRIPTION OF WCHI . . . . . . . . . . . . . . . . . . . .
               Business . . . . . . . . . . . . . . . . . . . . . . .
               Transactions with Certain Related Persons  . . . . . .
               Incorporation of Certain Information by Reference  . .

          REGULATORY CONSIDERATIONS . . . . . . . . . . . . . . . . .
               Regulation of ONB and Affiliates . . . . . . . . . . .
               Regulation of WCHI . . . . . . . . . . . . . . . . . .
               Regulation of WFSB . . . . . . . . . . . . . . . . . .
               Capital Adequacy Guidelines  . . . . . . . . . . . . .
               Branching and Acquisitions . . . . . . . . . . . . . .
               Interstate Banking . . . . . . . . . . . . . . . . . .
               FDICIA . . . . . . . . . . . . . . . . . . . . . . . .
               Deposit Insurance  . . . . . . . . . . . . . . . . . .
               Additional Matters . . . . . . . . . . . . . . . . . .

          COMPARISON OF COMMON STOCK  . . . . . . . . . . . . . . . .
               Authorized But Unissued Shares . . . . . . . . . . . .
               Preemptive Rights  . . . . . . . . . . . . . . . . . .
               Dividend Rights  . . . . . . . . . . . . . . . . . . .
               Voting Rights  . . . . . . . . . . . . . . . . . . . .
               Dissenters' Rights . . . . . . . . . . . . . . . . . .
               Liquidation Rights . . . . . . . . . . . . . . . . . .
               Assessment and Redemption  . . . . . . . . . . . . . .
               Anti-Takeover Provisions . . . . . . . . . . . . . . .
               Director Liability . . . . . . . . . . . . . . . . . .
               Director Nominations . . . . . . . . . . . . . . . . .

          OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . .

          EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . .

          OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . .

          APPENDICES:
               A.  Agreement of Affiliation and Merger  . . . . . . .    A-1
               B.  Fairness Opinion of Trident Financial
                   Corporation, Inc.  . . . . . . . . . . . . . . . .    B-1

                                AVAILABLE INFORMATION

               ONB and WCHI are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith ONB and WCHI file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information filed by ONB and WCHI may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and may also be inspected and copied at prescribed rates at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. ONB Common Stock is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System and WCHI Common Stock is quoted on the NASDAQ National Market System. Reports, proxy statements and other information concerning ONB and WCHI are also available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

               ONB has filed with the SEC a Registration Statement on Form S-4 under the Securities Act of 1933, as amended ("Securities Act"), with respect to the shares of ONB Common Stock to be issued in connection with the affiliation with WCHI. This Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement, including the exhibits filed as a part thereof or incorporated therein by reference, which can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the addresses set forth above.

               All information contained in this Proxy Statement with respect to WCHI has been supplied by WCHI, and all information contained in this Proxy Statement with respect to ONB has been supplied by ONB.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE WITHOUT CHARGE TO EACH PERSON (INCLUDING ANY BENEFICIAL OWNER) TO WHOM THIS PROXY STATEMENT IS DELIVERED UPON WRITTEN OR ORAL REQUEST. DOCUMENTS RELATING TO ONB MAY BE REQUESTED FROM, JEFFREY L. KNIGHT, CORPORATE SECRETARY AND GENERAL COUNSEL, OLD NATIONAL BANCORP, 420 MAIN STREET, P.O. BOX 718, EVANSVILLE, INDIANA 47705, (812) 464-1363. DOCUMENTS RELATING TO WCHI MAY BE REQUESTED FROM RICHARD R. HAYNES, PRESIDENT, WORKINGMENS CAPITAL HOLDINGS, INC., 121 EAST KIRKWOOD AVENUE, P.O. BOX 2689, BLOOMINGTON, INDIANA 47402, (812) 332-9465. IN ORDER TO ASSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY ____________________, 1996.

               The following documents previously filed by ONB (SEC File No. 0-10888) and WCHI (SEC File No. 0-18469) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

          1. ONB's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.
          2. ONB's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
          3. ONB's Annual Report to Shareholders for the fiscal year ended December 31, 1995.
          4. The description of ONB's common stock contained in ONB's Current Report on Form 8-K, dated January 6, 1983, and the description of ONB's Preferred Stock Purchase Rights contained in ONB's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between the Registrant and Old National Bank, as Trustee.
          5. WCHI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.
          6. The following information under the captions contained in the specified pages of WCHI's Annual Report on Form 10-K for the fiscal year ended December 31, 1995: (a) "Business" on pages 1 to 29, (b) "Legal Proceedings" on page 29, (c) "Properties" on page 29; and "Security Ownership of Certain Beneficial Owners and Management" on page 31.
          7. The following information contained in the specified pages of WCHI's Annual Report for its fiscal year ended December 31, 1995: (a) audited consolidated financial statements of WCHI, the notes thereto and the Independent Auditor's Report on pages 13 to 29, (b) Common Stock Data on pages 3 and 12 (under the captions, "Selected Consolidated Financial Data of Workingmens Capital Holdings, Inc. and Subsidiary" and "Workingmens Capital Holdings, Inc. Quarterly Results of Operations"), (c) Selected Consolidated Financial Data of Workingmens Capital Holdings, Inc. and Subsidiary on page 3, and (d) Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 4 through 11.

               All documents subsequently filed by ONB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date on which the Special Meeting is held shall be deemed to be incorporated by reference into this Proxy Statement and to be a part hereof from the date of filing such documents.

               Copies of the Annual Report of WCHI for its fiscal year ended December 31, 1995 and its Form 10-Q for the fiscal quarter ended June 30, 1996 accompany this Proxy Statement and are incorporated herein by reference as specified above.

               Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

          ANY STATEMENTS CONTAINED IN THIS PROXY STATEMENT INVOLVING
          MATTERS OF OPINION, WHETHER OR NOT SO STATED, ARE INTENDED AS
          SUCH AND NOT AS REPRESENTATIONS OF FACT. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND IF GIVEN OR MADE,SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS
          HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT, NOR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO ANY PERSON TO
          WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF
          AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES COVERED HEREBY AT ANY TIME SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ONB OR WCHI SINCE THE DATE HEREOF OR
          THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROXY STATEMENT.

                                    SUMMARY

               The following is a brief summary of certain information contained elsewhere herein and was prepared to assist WCHI shareholders in their review of the Proxy Statement. This summary does not purport to be complete and is qualified in all respects by reference to the full text of this Proxy Statement and the appendices hereto.

          THE SPECIAL MEETING:

          Date, Time and Place of       _______________, 1996, at ____:____
          Special Meeting               __.m., local time, at the main office
                                        of WCHI, located at 121 East Kirkwood
                                        Avenue in Bloomington, Indiana.

          Purpose of Special Meeting   To consider and vote upon the Agreement,
                                       under the terms of which WCHI will merge with and into ONB. A copy of the Agreement, which is incorporated herein by reference, is attached to this Proxy
                                       Statement as Appendix A.  See "NOTICE OF
                                       SPECIAL MEETING OF SHAREHOLDERS" and
                                       "GENERAL INFORMATION."

          Required Shareholder Vote    The affirmative vote, in person or by
          on Agreement                 proxy, of the holders of at least a
                                       majority of the issued and outstanding
                                       shares of WCHI Common Stock is required
                                       for approval of the Agreement.  As of
                                       _______________, 1996, members of the
                                       Board of Directors and executive
                                       officers of WCHI beneficially owned in
                                       the aggregate, directly and indirectly,
                                       approximately _________% of the
                                       outstanding shares of WCHI Common Stock, including shares subject to options which may be exercised before or following the Affiliation (as hereinafter defined). It is expected that the shares held by members of the Board of Directors and executive officers of WCHI will be voted in favor of the Agreement. See "GENERAL
                                       INFORMATION," "PROPOSED AFFILIATION --
                                       Conditions to Consummation."  The
                                       approval of the Agreement by the
                                       shareholders of ONB is not required.

          Shares Outstanding and       As of _______________, 1996, there were
          Entitled to Vote             ___________ shares of WCHI Common Stock
                                       issued and outstanding.  Shareholders of
                                       WCHI of record at the close of business
                                       on _______________, 1996, are entitled
                                       to notice of, and to vote at, the
                                       Special Meeting.  See "GENERAL
                                       INFORMATION."

          Revocable Proxies            Proxies are revocable at any time before
                                       they are exercised by means of a later
                                       dated proxy delivered to WCHI, by
                                       written notice delivered to the
                                       Secretary of WCHI or in person at the
                                       Special Meeting.  See "GENERAL
                                       INFORMATION."

          THE PARTIES TO THE
          AFFILIATION:
                                       As the largest independent bank holding
          Old National Bancorp         company headquartered in the State of
          420 Main Street              Indiana, ONB owns and operates 25
          Evansville, Indiana 47708    affiliate banks with 120 offices located
          (812) 464-1434               in the three state area of Indiana,
                                       Illinois and Kentucky.  As of June 30,
                                       1996, ONB had total assets of
                                       approximately $4.93 billion and its
                                       ratio of total capital to risk-adjusted
                                       assets was 15.18%.  This capital ratio
                                       is well in excess of applicable
                                       regulatory requirements.  See
                                       "DESCRIPTION OF ONB."

                                       ONB is currently analyzing a number of
                                       potential acquisitions.  See
                                       "DESCRIPTION OF ONB -- Acquisition
                                       Policy."

          Workingmens Capital          WCHI is an Indiana corporation operating
              Holdings, Inc.           as a savings and loan holding company.
          121 East Kirkwood Avenue     It directly owns one operating
          Bloomington, Indiana 47408   subsidiary, WFSB, a federally chartered
          (812) 332-9465               savings bank.  As of June 30, 1996, WCHI
                                       had total assets of approximately $208.2
                                       million and its ratio of total capital
                                       to risk-adjusted assets was 21.6%.  WFSB
                                       owns one corporation, Realty Investment
                                       Service Corporation ("RISC").  RISC's
                                       sole business is the marketing of tax-
                                       deferred annuities as agent for WFSB's
                                       customers.  See "DESCRIPTION OF WCHI."
          THE AFFILIATION:
          Description of the           Under the Agreement, the affiliation
          Affiliation                  ("Affiliation") between WCHI and ONB
                                       involves the merger of WCHI with and
                                       into ONB ("Company Merger") and,
                                       followed immediately thereafter, the
                                       merger of WFSB with and into ONB Bank
                                       ("Thrift Merger"), with ONB and ONB Bank as the surviving entities in such mergers. ONB Bank's name will be changed to Workingmens/ONB Bank at the effective time of the Affiliation.

          Exchange of WCHI             At the effective time of the
          Common Stock                 Affiliation, each outstanding share of
                                       WCHI Common Stock will be converted into the right to receive 0.64 shares of ONB
                                       Common Stock, subject to adjustment, if
                                       any, in the event of certain changes in
                                       the market price of ONB Common Stock or
                                       a recapitalization or similar
                                       transaction involving ONB Common Stock.
                                       No fractional shares will be issued and
                                       ONB will pay cash for any fractional
                                       share interests resulting from the
                                       Exchange Ratio.  Options to acquire
                                       shares of WCHI Common Stock will, by the terms of the Agreement, be converted into options to acquire shares of ONB
                                       Common Stock following consummation of
                                       the Affiliation.  The price at which ONB
                                       Common Stock traded on _______________,
                                       1996, as reported by the NASDAQ National
                                       Market System, was $________ per share.
                                       See "PROPOSED AFFILIATION -- Exchange of
                                       WCHI Common Stock."

          Reasons for the              After careful review and consideration,
          Affiliation                  WCHI's Board of Directors has determined
                                       that the terms of the Affiliation are
                                       fair to, and in the best interest of,
                                       WCHI and its shareholders. WCHI's Board believes that the Affiliation will provide significant value to all WCHI shareholders and, at the same time, enable holders of WCHI Common Stock to participate in the expanded opportunities for growth that the
                                       Affiliation will make possible.  WCHI's
                                       Board also determined that the
                                       Affiliation would have a positive, long-term impact on the customers and employees of WFSB and the communities it serves. See "PROPOSED AFFILIATION --
                                       Background of and Reasons for the
                                       Affiliation."

          Opinion of WCHI's            WCHI has retained Trident Financial
          Financial Advisor            Corporation ("Trident") as its financial
                                       advisor in the Affiliation.  Trident
                                       rendered its preliminary written opinion to the Board of Directors of WCHI on April 8, 1996, that as of the date of such opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of WCHI Common Stock. The opinion was updated and confirmed on _________________, 1996, a copy of such opinion is attached hereto as Appendix B and should be read in its entirety with respect to the assumptions made and limitations on reviews undertaken by
                                       Trident, and other matters regarding the opinion. See "PROPOSED AFFILIATION --
                                       Opinion of Financial Advisor to WCHI."

          Recommendation of the        The Board of Directors of WCHI has
          Board of Directors of        unanimously approved the Agreement and
          WCHI                         recommends that WCHI shareholders
                                       approve the Agreement.  See "PROPOSED
                                       AFFILIATION -- "Background of and
                                       Reasons for the Affiliation" and
                                       "Recommendation of the Board of
                                       Directors."

          Conditions to the            Consummation of the Affiliation is
          Affiliation                  subject to certain conditions which
                                       include, among others, (1) approval of
                                       the Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of WCHI Common
                                       Stock, (2) receipt of regulatory
                                       approvals for the Affiliation, and
                                       (3) receipt of an opinion of counsel
                                       with respect to certain federal income
                                       tax matters.  See "PROPOSED
                                       AFFILIATION -- Conditions to
                                       Consummation."

          Termination of the           The Agreement may be terminated before
          Affiliation                  the Affiliation becomes effective upon
                                       the occurrence of certain events which
                                       include, among others, (1) a
                                       misrepresentation or breach of any
                                       representation or warranty set forth in
                                       the Agreement by ONB or WCHI, which
                                       would result in material adverse change
                                       in ONB, WCHI or WFSB or RISC on a
                                       consolidated basis with WCHI, (2) a
                                       breach of or failure to comply with any
                                       covenant or mutual agreement set forth
                                       in the Agreement by ONB or WCHI, (3) the commencement or threat of certain claims, proceedings or litigation, (4) a material adverse change in any of ONB, WCHI or WFSB or RISC on a consolidated basis with WCHI since December 31, 1995, and (5) the Affiliation not having been consummated by March 31, 1997. The parties may also mutually agree to terminate the Agreement. See "PROPOSED
                                       AFFILIATION -- Termination."


          Effective Time of            ONB and WCHI anticipate that the
          the                          Affiliation will be completed in the
          Affiliation                  third or fourth calendar quarter of
                                       1996.  See "PROPOSED AFFILIATION --
                                       Effective Time."

          Management,                  ONB will be the surviving corporation in
          Personnel                    the Company Merger and, upon
          and Operations After         consummation thereof, WCHI's separate
          the Affiliation              corporate existence will cease.  ONB
                                       Bank will be the surviving institution
                                       in the Thrift Merger under the name
                                       "Workingmens/ONB Bank" and, upon
                                       consummation thereof, WFSB's separate
                                       corporate existence will cease.  The
                                       Directors of ONB serving at the
                                       effective time of the Affiliation will
                                       serve as Directors of ONB following the
                                       effective time of the Affiliation until
                                       otherwise determined by the shareholders of ONB. The officers of ONB serving at the effective time will continue to serve in their respective capacities until otherwise determined by the Board of Directors of ONB. The Board of
                                       Directors of ONB Bank following
                                       consummation of the Affiliation will
                                       consist of the members of the Boards of
                                       Directors of WFSB and ONB Bank serving
                                       at the effective time, plus four (4) new directors to be elected either prior to or following consummation of the
                                       Affiliation.  Richard R. Haynes,
                                       President and Chief Executive Officer of
                                       WFSB, will serve as President and Chief
                                       Executive Officer of ONB Bank following
                                       consummation of the Affiliation.  Robert
                                       A. Shaffer, Chairman of WFSB, will serve as Chairman of ONB Bank following consummation of the Affiliation.
                                       Following the Affiliation, employees of
                                       WFSB will receive benefits in accordance with the current policies and employee benefit plans of ONB, subject to the continuation of certain of WCHI plans through December 31st of the year in which the consummation of the

                                       Affiliation occurs.  See "PROPOSED
                                       AFFILIATION -- Description of the
                                       Affiliation" and "Management, Personnel
                                       and Operations After the Affiliation."

          Federal Income Tax           ONB and WCHI will receive an opinion of
          Consequences to WCHI         counsel prior to or as of the effective
          Shareholders                 time which states that, in general, WCHI
                                       shareholders who receive solely ONB
                                       Common Stock in exchange for their
                                       shares of WCHI Common Stock will not
                                       recognize gain or loss as a result of
                                       such share exchange.  Shareholders are
                                       urged to consult with their tax advisors with respect to the tax consequences of the Affiliation to them. See "FEDERAL
                                       INCOME TAX CONSEQUENCES."

          No Dissenters'               Shareholders of WCHI have no dissenters'
          Rights                       or appraisal rights in connection with
                                       the Affiliation under state law
                                       applicable to WCHI.  See "PROPOSED
                                       AFFILIATION -- No Dissenters' or
                                       Appraisal Rights."


          Interests of Certain         Certain members of management and the
          Persons                      Board of Directors of WCHI have
          in the Affiliation           interests in the Affiliation that are in
                                       addition to those of WCHI shareholders
                                       generally.  See "PROPOSED AFFILIATION --
                                       Interests of Certain Persons in the
                                       Affiliation."

          Resale of ONB                Certain resale restrictions apply to the
          Common Stock                 sale or transfer of shares of ONB Common
                                       Stock issued to directors and executive
                                       officers and any other affiliates of
                                       WCHI in exchange for their shares of
                                       WCHI Common Stock.  See "PROPOSED
                                       AFFILIATION -- Resale of ONB Common
                                       Stock by WCHI Affiliates."

          Comparative                  The current rights of shareholders of
          Shareholder                  ONB and shareholders of WCHI differ in a
          Rights                       number of respects.  Upon consummation
                                       of the Affiliation, WCHI shareholders
                                       who receive ONB Common Stock will take
                                       such stock subject to its terms and
                                       conditions.  The Articles of
                                       Incorporation of ONB contain certain
                                       anti-takeover measures which may
                                       discourage or render more difficult a
                                       subsequent takeover of ONB by another
                                       corporation. Further, ONB has adopted a shareholder rights plan which may have a similar effect. See "COMPARISON OF
                                       COMMON STOCK."

          Trading Market for           Shares of ONB Common Stock are traded on
          Common Stock                 the NASDAQ National Market System.  The
                                       closing price of ONB Common Stock as
                                       reported by the NASDAQ National Market
                                       System was $33.25 per share on April 8,
                                       1996, the business day before the
                                       Affiliation was publicly announced, and
                                       was $________ per share on
                                       _______________, 1996.

                                       Shares of WCHI Common Stock are traded
                                       in the over-the-counter market and are
                                       listed on the NASDAQ National Market
                                       System.  The high and low bid prices of
                                       WCHI Common Stock as reported by NASDAQ
                                       were:

                                       -   $16.25 per share on April 8, 1996,
                                           the day before the Affiliation was
                                           publicly announced, and

                                       -   $______ and $______ per share on
                                           _____________, 1996.


                                       Assuming the Affiliation had been
                                       consummated on ______________, 1996,
                                       WCHI shareholders entitled to receive
                                       ONB Common Stock would have received, in exchange for all of the shares of WCHI Common Stock (including shares subject to options), ________ shares of ONB Common Stock having an aggregate market value of approximately $________ million, which represents $________ per share of WCHI Common Stock (including cash received in lieu of any fractional share interest). See "COMPARATIVE PER SHARE DATA."

                   SUMMARY OF SELECTED FINANCIAL DATA -- ONB
           (Unaudited -- Dollars in thousands except per share data)

   The following summary sets forth selected consolidated financial information relating to ONB, giving effect to the consummated affiliation with The National Bank of Carmi, Carmi, Illinois, which occurred on May 31, 1996. This information should be read in conjunction with the financial statements and notes incorporated herein by reference. In the opinion of ONB's management, the consolidated interim financial information and summaries of interim selected financial data contain all of the normal and recurring adjustments necessary to present fairly the financial position of ONB.

                                                        Twelve Months ended December 31,
   Results of Operations              1995              1994              1993              1992              1991
   ---------------------              ----              ----              ----              ----              ----

   (Taxable equivalent basis)
   Interest income                  $373,205          $329,297          $323,177          $337,396          $374,540
   Interest expense                  176,293           137,561           136,170           158,177           208,118
                                    --------          --------          --------          --------          --------
   Net interest income               196,912           191,736           187,007           179,219           166,422
   Provision for loan losses           7,057             7,682            10,275            11,871            11,885
                                    --------          --------          --------          --------          --------
   Net interest income after
     provision for loan losses       189,855           184,054           176,732           167,348           154,537
   Noninterest income                 39,435            35,023            33,780            29,343            26,715
   Noninterest expense               144,540           144,634           132,598           121,037           115,474
                                    --------          --------          --------          --------          --------
   Income before income taxes         84,750            74,443            77,914            75,654            65,778
   Income taxes                       32,592            27,259            29,061            28,784            24,522
                                    --------          --------          --------          --------          --------
   Net income                    $    52,158       $    47,184       $    48,853       $    46,870       $    41,256
                                    ========          ========          ========          ========          ========
 Year-End Balances
 -----------------
   Total assets                   $4,888,686        $4,709,450        $4,558,596        $4,255,078        $4,215,787
   Total loans--net of             3,071,760         2,922,302         2,645,985         2,456,661         2,429,431
   Total deposits                  4,029,587         3,725,512         3,755,725         3,583,842         3,494,128
   Shareholders' equity              436,109           416,704           412,263           383,994           360,803

 Per Share Data (1)
 ------------------
   Net income - primary             $   2.02          $   1.78          $   1.84          $   1.77          $   1.54
   Net income - fully diluted           1.98              1.74              1.80              1.70              1.50
   Cash dividends paid                  0.88              0.84              0.72              0.69              0.66

   Book value at year-end              17.41             16.11             15.62             14.42             13.56


 Selected Performance Ratios (based on averages)
 -----------------------------------------------
   Return on assets                     1.10%             1.03%             1.10%             1.11%             1.00%
   Return on equity (3)                12.38             11.18             12.37             12.70             11.95
   Equity to assets                     8.85              9.22              8.88              8.74              8.39

   Primary capital to assets            9.75             10.16              9.76              9.60              9.19
   Net charge-offs to average           0.27              0.30              0.27              0.33              0.40
   Allowance for loan losses to average 1.42              1.56              1.55              1.48              1.36

        (1)      Restated for all stock dividends and stock splits.
        (2)      Assumes the conversion of ONB's subordinated debentures.
        (3)      Excludes unrealized gains (losses) on Investment securities.

          (Unaudited -- Dollars in thousands except per share data)

                                               Six Months ended June 30,
                                               -------------------------
          Results of Operations                     1996         1995
          ---------------------                     ----         ----
            (Taxable equivalent basis)
            Interest income                       $191,485     $181,871
            Interest expense                        88,529       84,684
                                                  --------     --------
            Net interest income                    102,956       97,187
            Provision for loan losses                4,063        2,402
                                                  --------     --------
            Net interest income after
              provision for loan losses             98,893       94,785
            Noninterest income                      21,313       19,362
            Noninterest expense                     71,769       72,417
                                                  --------     --------
            Income before income taxes              48,437       41,730
            Income taxes                            19,350       15,626
                                                  --------     --------
            Net income                            $ 29,087     $ 26,104
                                                  ========     ========
          Period-End Balances
            Total assets                        $4,930,136   $4,745,068
            Total loans--net of unearned         3,190,348    3,018,770

            Total deposits                       3,978,261    3,846,991
            Shareholders' equity                   421,874      423,096

          Per Share Data (1)
            Net income - primary                  $   1.15      $  1.00

            Net income - fully diluted (2)            1.12         0.98
            Cash dividends paid                       0.46         0.44
            Book value at period-end                 16.94        16.44

          Selected Performance Ratios

          (based on averages)
            Return on assets                          1.20%        1.11%
            Return on equity (3)                     13.67        12.36
            Equity to assets                          8.90         8.88
            Primary capital to assets                 9.75         9.78

            Net charge-offs to average                0.13         0.07
            Allowance for loan losses to              1.37         1.46

          (1)  Restated for all stock dividends and stock splits.
          (2)  Assumes the conversion of ONB's subordinated debentures.
          (3)  Excludes unrealized gains (losses) on investment

                  SUMMARY OF SELECTED FINANCIAL DATA -- WCHI
          (Unaudited -- Dollars in Thousands except per share data)

         The following summary sets forth selected consolidated financial information relating to WCHI. This information should be read in conjunction with the financial statements and notes incorporated herein by reference. In the opinion of WCHI's management, the consolidated interim financial information and summaries of interim selected financial data contain all of the normal and recurring adjustments necessary to present fairly the financial position of WCHI.

                                                          Twelve Months ended
                                            ------------------------------------------------
          Results of Operations             1995       1994       1993       1992       1991
          ---------------------             ----       ----       ----       ----       ----
             (Taxable equivalent basis)
             Interest income             $ 16,000   $ 14,088   $ 13,713   $ 14,008   $ 15,317
             Interest expense              10,231      8,596      8,257      8,814     10,218
                                         --------   --------   --------   --------   --------
             Net interest income            5,769      5,492      5,456      5,194      5,099
             Provision for loan losses         78         72         84         48         39
                                         --------   --------   --------   --------   --------
             Net interest income after
               provision for loan losses    5,691      5,420      5,372      5,146      5,060
             Noninterest income               242        180        213        142        121
             Noninterest expense            2,761      2,650      2,488      2,414      2,342
                                         --------   --------   --------   --------   --------
             Income before income taxes     3,172      2,950      3,097      2,874      2,839
             Income taxes                   1,209      1,126      1,207      1,129      1,108
                                         --------   --------   --------   --------   --------
             Net income                  $  1,963   $  1,824   $  1,890   $  1,745   $  1,731
                                         ========   ========   ========   ========   ========
          Year-End Balances
          -----------------
             Total assets                $213,254   $204,523   $189,516   $179,082   $169,893
             Total loans -
             net of unearned income       189,661    181,269    164,278    149,762    141,382

             Total deposits               152,141    149,353    143,242    139,197    135,909
             Shareholders' equity          25,684     24,152     23,323     22,143     20,857

          Per Share Data
          --------------
             Net income - primary        $   1.11   $   1.03   $   1.05   $   0.97   $   0.96
             Net income - fully diluted      1.11       1.03       1.05       0.97       0.96
             Cash dividends paid             0.33       0.29      0.265      0.245       0.21
             Book value at year-end         14.45      13.67      13.02      12.25      11.61

          Selected Performance Ratios
          ---------------------------
             (based on averages)
             Return on assets                0.94%      0.92%      1.01%      1.01%      1.06%
             Return on equity                7.85%      7.70%      8.27%      8.07%      8.49%
             Equity to assets               12.00%     11.97%     12.23%     12.52%     12.47%
             Net charge-offs to
               average loans                  *          *         0.02%      0.01%      0.01%
             Allowance for loan losses to
               average loans                 0.18%      0.14%      0.11%      0.10%      0.07%

             *  Less than 0.01%

          (Unaudited -- Dollars in thousands except per share data)

                                                   Six Months ended June
                                                   ---------------------
          Results of Operations                       1996        1995
          ---------------------                       ----        ----
             (Taxable equivalent basis)
             Interest income                       $  8,084    $  7,865
             Interest expense                         5,201       4,926
                                                   --------    --------
             Net interest income                      2,883       2,939
             Provision for loan losses                   42          36
                                                   --------    --------
             Net interest income after provision
                for loan losses                       2,841       2,903
                                                   --------    --------
             Noninterest income                         157         131
             Noninterest expense                      1,525       1,385
                                                   --------    --------
             Income before income taxes               1,473       1,649
             Income taxes                               610         639
                                                   --------    --------
             Net income                            $    863    $  1,010
                                                   ========    ========


          Period-End Balances
             Total assets                          $208,203    $209,713
             Total loans - net of unearned income   183,401     184,148
             Total deposits                         149,721     154,637
             Shareholders' equity                    26,459      24,955

          Per Share Data
             Net income - primary                  $   0.48    $   0.57

             Net income - fully diluted                0.47        0.56
             Cash dividends paid                       0.18        0.16
             Book value at period-end                 14.63       14.12

          Selected Performance Ratios
             (based on averages)
             Return on assets                          0.82%       0.98%
             Return on equity                          6.60%       8.20%
             Equity to assets                         12.71%      11.72%
             Net charge-offs to average loans           *           *
             Allowance for loan losses to average      0.20%       0.16%

             *  Less than 0.01%

           PROSPECTUS                    PROXY STATEMENT
               OF                              OF
      OLD NATIONAL BANCORP             WORKINGMENS CAPITAL
                                         HOLDINGS, INC.

          ----------------------------------------------
                SPECIAL MEETING OF SHAREHOLDERS OF
                WORKINGMENS CAPITAL HOLDINGS, INC.
              TO BE HELD ON _________________, 1996

          ----------------------------------------------


                       GENERAL INFORMATION

   This Proxy Statement is being furnished to the shareholders of WCHI in connection with the solicitation by the Board of Directors of WCHI of proxies for use at the Special Meeting of Shareholders, to be held on _______________, 1996, at ____:____ __.m., local time, at the main office of the WCHI located at 121 East Kirkwood Avenue in Bloomington, Indiana. This Proxy Statement is first being mailed to WCHI shareholders on ________________, 1996.

   The purposes of the Special Meeting of Shareholders are to (1) consider and vote upon the Agreement, under the terms of which WCHI will merge with and into ONB and each outstanding share of WCHI Common Stock will be converted into the right to receive 0.64 shares of ONB Common Stock, subject to adjustment, if any, as described hereinafter, and (2) transact such other business which may properly be presented at the Special Meeting or any adjournment thereof.

   Only holders of WCHI Common Stock of record at the close of business on _______________, 1996 ("Record Date") are entitled to notice of, and to vote at, the Special Meeting. There were ____________ shares of WCHI Common Stock outstanding on the Record Date, which were held of record by approximately ______ shareholders. A majority of outstanding shares of Common Stock of WCHI entitled to vote, represented in person or by proxy, at the Special Meeting is necessary for a quorum. Shareholders who abstain, cast broker non-votes or withhold authority to vote on the Agreement will be deemed present at the Special Meeting for purposes of determining whether a quorum is present.

   The affirmative vote of the holders of at least a majority of the outstanding shares of WCHI Common Stock is required for approval of the Agreement, for which matter each share of WCHI Common Stock is entitled to one vote. In this regard, it is expected that the members of the Board of Directors and executive officers of WCHI will vote all of their shares of WCHI Common Stock in favor of the Agreement. As of ____________, 1996, they held ________ shares of WCHI Common Stock as a group, including shares subject to options which may be exercised before or following the Affiliation, which represents approximately ________% of the outstanding shares of WCHI Common Stock.

   The cost of soliciting proxies will be borne by WCHI. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and certain employees of WCHI, none of whom will be specially compensated for such soliciting.

   The shares represented by proxies properly signed and returned will be voted at the Special Meeting as instructed by the shareholders of WCHI giving the proxies. In the absence of specific instructions to the contrary, proxies will be voted FOR approval of the Agreement described in this Proxy Statement and in accordance with the recommendation of the Board of Directors of WCHI with respect to any other matter which may properly be presented at the Special Meeting.

   Any shareholder giving a proxy has the right to revoke it at any time before it is exercised. Therefore, execution of a proxy will not affect a shareholder's right to vote in person if he or she attends the Special Meeting. Revocation may be made by a later dated proxy delivered to WCHI, by written notice delivered to the Secretary of WCHI prior to the Special Meeting, or by written notice delivereproxy is exercised.



                             PROPOSED AFFILIATION

   At the Special Meeting, shareholders of WCHI will consider and vote upon the Agreement, certain features of which are summarized below. The following summary of certain aspects of the Agreement does not purport to be a complete description of the terms and conditions of the Agreement and is qualified in its entirety by reference to the Agreement, which is attached to this Proxy Statement as Appendix A and is incorporated herein by reference.

DESCRIPTION OF THE AFFILIATION

   Under the terms of the Agreement, WCHI will affiliate with ONB through a statutory merger of WCHI with and into ONB under the laws of the State of Indiana and, immediately thereafter, WFSB will merge with and into ONB Bank under the laws of the United Sates of America. ONB will be the surviving corporation in the Company Merger and, at the effective time of the Company Merger, the separate corporate existence of WCHI will cease. ONB Bank will be the surviving institution in the Thrift Merger under the name "Workingmens Bank" and, at the effective time of the Thrift Merger, the separate corporate existence of WFSB will cease.

   As of June 30, 1996, WCHI had consolidated assets of $208.2 million, consolidated deposits of $149.7 million, consolidated shareholders' equity of $26.5 million and consolidated net earnings for the six month period then ended of $863,000. Based upon the pro forma financial information included elsewhere in this Proxy Statement and assuming that the Affiliation had been consummated on June 30, 1996, WCHI represented as of such date 4.22% of the consolidated assets of ONB, 3.76% of its consolidated deposits, 6.28% of its consolidated shareholders' equity and, for the six month period ended June 30, 1996, 2.97% of its consolidated net income. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

BACKGROUND OF AND REASONS FOR THE AFFILIATION

   Until 1985 Indiana banking laws prohibited banks located in Indiana from expanding outside of their home counties. Moreover, until 1989 federal law prohibited affiliations between healthy savings and loan associations and banks or bank holding companies. The changes since that time have been swift, first permitting in-state acquisitions of banks by bank holding companies, then permitting regional interstate acquisitions, and currently permitting virtual nationwide expansion opportunities, including cross-industry acquisitions. These developments stimulated aggressive acquisition activity among financial institutions located in Indiana and neighboring states, resulting in the entry of large bank holding companies into virtually every attractive market in the midwestern United States. Moreover, developments and deregulation in the financial services industry generally have led to further increases in competition for financial institution services. Compounded by the significant increase in regulatory burdens over the past decade, these competitive factors have created an environment in which it is increasingly difficult for community organizations such as WCHI to achieve the economies of scale necessary to compete effectively.

   After an evaluation of the competitive and regulatory factors described above and other financial, legal, economic and market considerations, WCHI engaged Trident in November of 1995, to perform a financial analysis and valuation of WCHI and to advise WCHI on its strategic alternatives. On January 11, 1996, Trident advised the Board of Directors of WCHI that WCHI had a value per share of between $17.00 and $21.00, and discussed with WCHI potential acquirors to approach regarding a merger or other affiliation. The Board decided to authorize Trident to contact ONB initially, because of ONB's recent acquisition of another thrift in Bloomington, Indiana and the fact that ONB had approached WCHI on several occasions regarding a possible combination. In January and February, 1996, after ONB signed a confidentiality agreement, ONB was provided information concerning WCHI and performed certain due diligence investigations of WCHI and its operations. On February 26, 1996, ONB provided WCHI with a proposal for an affiliation with ONB. ONB was advised that the proposal was inadequate and on March 13, 1996, ONB provided WCHI with a revised proposal. This proposal was above the high end of the WCHI valuation range which had previously been provided by Trident to WCHI. Ancluded that this revised proposal was in the best interests of WCHI, its shareholders, customers, and employees. As a result, the directors authorized Trident and its legal counsel to proceed with negotiations on behalf of WCHI for a definitive agreement with ONB. On March 29, 1996, the Board of Directors of WCHI met to discuss the status of those negotiations and a draft of the definitive agreement.

   On April 8, 1996, the Agreement was approved by both parties and a press release regarding the execution of the Agreement was issued that evening. At the April 8, 1996 meeting of the WCHI Board of Directors, Trident rendered its preliminary written opinion to the Board to the effect that, as of such date, the Exchange Ratio pursuant to the Affiliation was fair, from a financial point of view, to the holders of WCHI Common Stock.

   After review of regulatory considerations regarding the proposed transaction, ONB and WCHI determined that it was in the best interests of the parties to structure the Affiliation through the merger of WCHI with and into ONB, followed immediately thereafter by the merger of WFSB with and into ONB Bank. See "PROPOSED AFFILIATION -- Description of the Affiliation."

   In determining to pursue the Affiliation, the Board of Directors of WCHI specifically considered financial, managerial and other information regarding ONB and its affiliate banks. In particular, the Board of Directors of WCHI evaluated the respective businesses, financial conditions and future prospects of WCHI and ONB. The earnings history and stock performance of ONB were carefully reviewed and discussed with Trident with a view towards the investment potential for shareholders of WCHI.
                                     -3-
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
   Among other items considered in this evaluation were the prospects of WCHI and ONB, as separate institutions and as combined; the compatibility of ONB's affiliate bank markets to those of WCHI; the anticipated tax-free nature of the Affiliation to WCHI shareholders receiving solely ONB Common Stock in exchange for their shares of WCHI Common Stock; the timeliness of a merger given the state of the economy and the stock markets, as well as anticipated trends in both; applicable regulatory requirements; relevant price information involving recent comparable bank acquisitions which occurred in the Midwestern
United States; an analysis of alternatives to affiliating with ONB, including other potential acquirors; the fact that the consideration to be received in the Affiliation by WCHI shareholders reflects a significant premium for WCHI Common Stock over the market prices at which such stock had traded in the weeks prior to the public announcement of the Affiliation on April 9, 1996; the competitive process undertaken by WCHI with the assistance of Trident and the expressions of interest made by other financial institutions; the value implicit in the Exchange
Ratio in relation to the book value and earnings of WCHI and the dividend rate that WCHI shareholders who become ONB shareholders would be expected to enjoy as a result of the Affiliation; the terms of the Agreement; and Trident's fairness opinion.

   The Board of Directors of WCHI also considered the impact of the Affiliation on customers and employees of WFSB and the communities it serves. ONB's historical practice of retaining employees of acquired institutions with competitive salary and benefit programs was considered, as was the opportunity for training, education, growth and advancement of WCHI's employees within ONB or one of its affiliates. The Board of Directors of WCHI examined ONB's continuing commitment to the communities served by institutions previously acquired by ONB. Further, from the standpoint of WFSB's customers, it was anticipated that more products and services would become available because of ONB's greater resources.

   Based upon the foregoing factors, the Board of Directors of WCHI concluded that it was advantaors relative to one another cannot be precisely determined or stated.

OPINION OF FINANCIAL ADVISOR TO WCHI

   WCHI retained Trident to act as its financial advisor and to render a fairness opinion in connection with the Affiliation. As part of its engagement, Trident performed a valuation analysis of WCHI in an acquisition context. On January 11, 1996, Trident presented its valuation report (the "Valuation Report") to WCHI's Board of Directors.

   On April 8, 1996, Trident met with WCHI's Board of Directors to review the proposed terms of the Agreement. At that time, Trident presented a report (the "Affiliation Analysis and Due Diligence Report") to WCHI's Board of Directors summarizing the financial terms of the Affiliation and providing updated market information with respect to thrift mergers and acquisitions. Trident also compared ONB's offer to the valuation of WCHI set forth in the Valuation Report and analyzed the advantages and disadvantages of the Affiliation. Trident further reported on its financial analysis and on-site due diligence examination of ONB. In addition, Trident rendered its written preliminary opinion to WCHI's Board of Directors to the effect that, as of that date, the consideration to be received by WCHI's shareholders pursuant to the Agreement was fair to them from a financial point of view.

   Trident delivered its updated written opinion to WCHI's
Board of Directors as of _________________, 1996 stating that, as of such date, the consideration to be received by the shareholders of WCHI in the Affiliation is fair from a financial
point of view.   Trident has consented to the inclusion of such
opinion and the related disclosure in the Proxy Statement which will be circulated to WCHI's shareholders.


     TRIDENT'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF WCHI AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY WCHI'S SHAREHOLDERS BASED ON CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE OPINION. TRIDENT'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY WCHI SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING, NOR DOES TRIDENT'S OPINION ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE AFFILIATION. THIS SUMMARY OF TRIDENT'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, WHICH IS ATTACHED TO THIS PROXY STATEMENT AS Appendix B. SHAREHOLDERS ARE URGED TO READ TRIDENT'S OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE AND MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION.


   In connection with rendering its opinion, Trident reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) this Proxy Statement; (iii) certain publicly available information concerning WCHI, including the audited financial statements of WCHI for each of the years in the three-year period ended December 31, 1995 and the unaudited financial statements of WCHI for the three months ended March 31, 1996;
(iv) certain publicly available information concerning ONB, including the audited financial statements of ONB for each of the years in the three-year period ended December 31, 1995 and unaudited financial statements of ONB for the three months ended March 31, 1996; (v) certain other internal information, primarily financial in nature, concerning the business and operations of WCHI and ONB furnished to Trident by WCHI and ONB for purposes of Trident's analysis; (vi) certain information with respect to the pricing and trading of WCHI Common Stock; (vii) certain information with respect to the pricing and trading of ONB Common Stock; (viii) certain publicly available information with respect to other companies that Trident believed to be comparable to WCHI and ONB and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of other transactions that Trident considered relevant to its inquiry. Trident also met with certain officers and employees of WCHI to discuss the foregoing, as well as other matters which it believed relevant to its inquiry.

   In its review and analysis, and in arriving at its opinion, Trident assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not attempt independently to verify any such information. Trident did not conduct a physical inspection of the properties or facilities of WCHI or ONB, nor did it make or obtain any independent evaluations or appraisals of any of such properties or facilities.

   In conducting its analyses and arriving at its opinion as expressed herein, Trident considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of WCHI and ONB, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expense, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of WCHI and ONB; (iii) the economies in WCHI's and ONB's market areas; (iv) the historical and current market for WCHI Common Stock and ONB Common Stock and for the equity securities of certain other companies that Trident believed to be comparable to WCHI and ONB; and (v) the nature and terms of certain other acquisition transactions that Trident believed to be relevant. Trident also took into account its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, and its knowledge of securities valuation generally. Trident's opinion necessarily was based upon conditions in existence and subject to evaluation on the respective dates of its opinion. Trident's opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of WCHI Common Stock in the Affiliation and does not address WCHI's underlying business decision to effect the Affiliation.

   Trident met with the Board of Directors of WCHI at various times between January 11, 1996 and April 8, 1996 to present analyses contained in a series of reports which serve as the basis for Trident's opinion. Two key reports presented by Trident were the Valuation Report dated January 11, 1996 and the Affiliation Analysis and Due Diligence Report dated April 8, 1996. The following is a brief summary of the Valuation Report presented by Trident to the Board of Directors of WCHI on January 11, 1996:

     Financial Analysis of WCHI. Trident examined WCHI's financial performance for the period December 31, 1990 through September 30, 1995 by analyzing the composition of its balance sheet, adjusting and normalizing its earnings, and calculating a variety of operating and financial ratios for WCHI. Trident also studied the trading of WCHI Common Stock for the previous twelve months, and compared the performance of its stock to certain stock indices.

     Peer Group Analysis. Trident evaluated WCHI's strengths and weaknesses by comparing the financial performance of WCHI to that of the following groups of SAIF-insured, OTS-regulated thrift institutions: (i) all United States institutions;
     (ii) all institutions in the Midwest; (iii) all Indiana institutions; (iv) all United States institutions with total assets between $100 million and $300 million; and (v) Midwest institutions with total assets between $100 million and $300 million (the "Aggregates"). This analysis compared a number of WCHI's historical financial ratios to those of the Aggregates, including but not limited to: (i) the balance sheet composition as a percentage of total assets at June 30, 1995; (ii) the loan portfolio as a percentage of total assets at June 30, 1995; (iii) the investment portfolio as a percentage of total assets at June 30, 1995; and (iv) asset quality at June 30, 1995. Trident also compared WCHI's growth rates between December 31, 1992 and June 30, 1995, its yields on assets and costs of liabilities and its income and expense data for 1994 and the six months ended June 30, 1995 to those of the Aggregates.

     Comparison to Actively-Traded Thrifts. Trident compared WCHI to the following groups of actively-traded thrifts as of January 4, 1996: (i) all U.S. thrifts; (ii) U.S. thrifts with assets between $100 million and $300 million; (iii) all Midwest thrifts; (iv) all Indiana thrifts; and (v) sixteen actively-traded thrifts Trident believed were most similar to WCHI in terms of size, capital structure, profitability and asset quality. Trident compared WCHI to the aforementioned groups of actively-traded thrifts on the basis of its balance sheet, GAAP capital, regulatory capital, asset quality, loan loss reserves, asset and deposit growth, return on average assets, return on average equity, and the components of earnings during the trailing four quarters. Trident also compared WCHI's pricing ratios to the pricing ratios for other actively-traded thrifts.

     Financial Projections. With input from WCHI's management, Trident prepared six-year financial projections for WCHI beginning September 30, 1995. The projections were based on certain assumptions, including modest asset growth, modest loan growth, modest deposit growth, a relatively even interest-rate spread, a flat interest-rate environment, a $0.04 annual increase in the cash dividend, and a 38.6% tax rate. These financial projections were used to estimate WCHI's valuation in an acquisition context at various future dates, and the resulting returns to shareholders by continuing to remain an independent financial institution.

     Valuation of WCHI.   Trident estimated the fair market value
     of WCHI in an acquisition context. In valuing WCHI, Trident considered three different approaches to value: the asset approach, the income approach and the market approach.

     The asset approach considers the market value of a company's assets and liabilities, as well as any intangible value the company may have. Trident estimated WCHI's net asset value by adjusting the carrying value of its assets and liabilities to reflect current market values (rather than liquidation values). In addition, the net asset value of WCHI was adjusted downward based on the estimated one-time assessment on deposits to recapitalize the Savings Association Insurance Fund ("SAIF"), the estimated additional loan loss reserves an acquiror would assume in its valuation of WCHI, benefit costs and contract liabilities and estimated transaction and other costs. Finally, Trident increased WCHI's net asset value for the assumed exercise of outstanding options to purchase WCHI Common Stock. Based on the adjustments discussed above, Trident estimated WCHI's fully-diluted net asset value to be approximately $24.7 million or $13.93 per share. After determining WCHI's net asset value, Trident added an intangible premium to reflect the estimated value of its customer relationships. According to the asset approach, the total value of WCHI is the sum of its net asset value and its intangible value. Based on a branch purchase methodology and intangible ("core deposit") premiums observed in the market for thrift acquisitions, as well as Trident's knowledge of WCHI, Trident applied premiums between 3% and 6% of core deposits to WCHI's estimated fully-diluted net asset value. Using the asset approach, Trident established a reference range of $15.50 to $18.00 per share of WCHI Common Stock.

     Trident also used an income approach in its valuation of WCHI by discounting WCHI's projected future earnings plus merger cost savings of 30% to 50 % as a result of an assumed acquisition of WCHI. The projected earnings were discounted to the present at rates of 13%, 15% and 17%. The discount rates chosen were estimates of the required rates of return for holders or prospective holders of shares of financial institutions similar to WCHI, based on a number of factors including prevailing interest rates, the pricing ratios of publicly traded financial institutions, the financial condition and operating results of WCHI, as well as Trident's general knowledge of valuation, the securities markets, and acquisition values in other mergers of financial institutions. Trident adjusted the resulting values to reflect the cost of benefit plans, contract liabilities, the estimated additional loan loss reserves an acquiror would assume in its valuation of WCHI and estimated certain merger-related and other expenses. Using the income approach, Trident established a reference range of $10.50 to $13.50 per share of WCHI Common Stock.

     In the market approach, Trident analyzed certain median pricing ratios (e.g., price to book value, price to tangible book value, price to reported earnings, price to assets, and the premium paid over tangible book value as a percentage of core deposits) resulting from selected completed thrift merger transactions, as well as recently announced pending transactions. In applying the market approach, Trident considered the pricing ratios for the following groups of thrift merger transactions: (i) all pending thrift merger transactions (57 transactions); (ii) all pending thrift mergers announced during the 90 days prior to January 3, 1996 (the date of the market data) (20 transactions); (iii) all pending thrift mergers involving thrifts located in the Midwest (21 transactions); (iv) all pending thrift mergers in which the aggregate consideration was between $25 million and $50 million (8 transactions); (v) all pending thrift mergers in which the target thrift had assets between $100 million and $300 million (14 transactions); (vi) all pending thrift mergers in which the target thrift had a return on assets of between 0.90% and 1.10% (12 transactions); (vii) all pending thrift mergers in which the target thrift had a return on equity of between 7% and 9% (9 transactions);
     (viii) all pending thrift mergers in which the target thrift had a tangible equity ratio of between 10% and 14% of assets (12 transactions); and (ix) all pending thrift mergers in which the target thrift had a nonperforming assets to assets ratio of between 0.00% and 0.50% (26 transactions). Trident also considered the pricing ratios for sixteen pending or completed thrift merger transactions in which the target thrift was of similar size and capital structure as WCHI, and in which the target thrift had similar profitability and asset quality. Trident then performed a comparison of a number of financial ratios for WCHI to those of the target thrift institutions. Based on WCHI's financial condition and results of operations, as welthe groups of thrift mergers noted above, Trident chose ranges of pricing ratios to apply to WCHI. Trident chose price to book value ratios of 125% to 145%, resulting in per share values of $17.75 to $20.75; price to tangible book value ratios of 125% to 145%, resulting in per share values of $17.75 to $20.75; price to earnings multiples of 16.0 to 20.0 times earnings, resulting in per share values of $17.75 to $22.25; price to assets ratios of 16% to 19%, resulting in per share values of $19.00 to $22.50; and premiums over tangible book value as a percentage of core deposits of 4.5% to 8.0%, resulting in per share values of $17.75 to $20.50. Based on these derived ranges of value, Trident established a reference range of $18.00 to $21.00 per share using the market approach.

     Trident then reviewed the results from the three approaches, and after consideration of all relevant facts, reconciled the acquisition values generated by each approach and determined a final range of $17.00 to $21.00 per share for the acquisition value of WCHI. Trident did not apply specific weights to the three individual approaches, but rather gave greater consideration to the asset and market approaches which were tempered by the income approach in reconciling the reference ranges and estimating the final range of value for WCHI.

     The following is a brief summary of the Affiliation Analysis and Due Diligence Report presented to the Board of Directors of WCHI on April 8, 1996:

     Summary of Proposed Transaction. Trident presented a summary of the financial terms of the Affiliation. Trident also compared the pricing ratios for the Affiliation with the median pricing ratios for selected groups of pending thrift mergers and acquisitions. Trident discussed the advantages and disadvantages of the Affiliation from a financial point of view.

     Review of Due Diligence Examination of ONB. Trident presented a summary of its on-site due diligence examination of ONB. ONB's historical balance sheets and income statements were presented, along with a variety of financial ratios that analyzed ONB's financial condition and operating results through December 31, 1995. Trident discussed ONB's strengths and weaknesses, peer group comparisons, profitability, dividends, financial condition, loan portfolio composition, asset quality, loan loss reserve coverage, stock price, business strategy, growth, ONB's previous mergers and acquisitions, its banking subsidiaries, recent regulatory examinations of ONB, recent bank analysts' reports on ONB, and other issues. Trident reported that during its investigation, Trident did not discover any conditions that would prevent it from rendering its fairness opinion to WCHI's Board of Directors. As discussed above, Trident relied, without independent verification, upon the accuracy and completeness of all of the financial and other information provided by ONB.

     ONB's Stock Pricing. Trident examined the trading of activity of ONB common stock between April 3, 1995 and April 2, 1996, and compared the performance of ONB's stock to certain stock indices. Trident also compared ONB and the pricing of its common stock to other regional commercial banks, commercial banks of a similar size and all actively-traded commercial banks as of April 2, 1996.

   The summaries of Trident's Valuation Report, Affiliation Analysis and Due Diligence Report, and opinion set forth above reflect all the material analysis, factors and assumptions considered by Trident and the material valuation methodologies used by Trident in arriving at its opinion as to fairness described above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Trident believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all of the analyses, or all of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Trident's reports and its opinion. Therefore, the ranges of valuations resulting from any single analysis described above should not be taken to be Trident's view of the actual value of WCHI or the combined company. In performing its analyses, Trident made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of WCHI or ONB. The results of the specific analyses performed by Trident may differ from WCHI's actual values or actual future results as a result of changing economic conditions, changes in company strategy and policies, as well as a number of other factors. Such individual analyses were prepared to provide valuation guidance solely as part of Trident's overall valuation analysis and the determination of the fairness of the consideration to be received by WCHI's shareholders, and were provided to WCHI's Board of Directors in connection with the delivery of Trident's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time ornd presentations to WCHI's Board of Directors were among the many factors taken into consideration by WCHI's Board of Directors in making its determination to approve the Agreement.

   Trident, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, and valuations for corporate and other purposes. Trident has extensive experience with the valuation of financial institutions. WCHI's Board of Directors selected Trident as its financial advisor because of its previous experience with Trident, because Trident is a nationally recognized investment banking firm specializing in financial institutions and because of its substantial experience in transactions similar to the Affiliation. Trident is not affiliated with either WCHI or ONB.

   For its services as financial advisor, WCHI paid Trident a retainer of $5,000, a fee of $10,000 upon the delivery of the Valuation Report, and a fee of $25,000 upon execution of the Agreement. An additional fee equal to (i) 0.75% of the aggregate value of the Affiliation if such value is less than $41,181,550;
(ii) 0.825% of the aggregate value of the Affiliation if such value is between $41,181,550 and $45,795,400; or (iii) 0.95% of the aggregate value if such value is greater than $45,795,400, less $40,000, will be payable to Trident upon consummation of the Affiliation (a balance due of approximately $259,000 based on a share price of $33.75 for ONB Common Stock). WCHI has also agreed to reimburse Trident for its reasonable out-of-pocket expenses and to indemnify Trident against certain liabilities, including certain liabilities under federal securities laws.

RECOMMENDATION OF THE BOARD OF DIRECTORS

   THE BOARD OF DIRECTORS OF WCHI HAS CAREFULLY CONSIDERED AND
UNANIMOUSLY APPROVED THE AGREEMENT AND UNANIMOUSLY RECOMMENDS
THAT THE SHAREHOLDERS OF WCHI APPROVE THE AGREEMENT.

   Certain members of management and the Board of Directors of WCHI have interests in the Affiliation that are in addition to those of WCHI shareholders generally. See "PROPOSED
AFFILIATION -- Interests of Certain Persons in the Affiliation" and " Management, Personnel and Operations After the
Affiliation."

EXCHANGE OF WCHI COMMON STOCK

   Under the terms of the Agreement, shareholders of WCHI of record upon consummation of the Affiliation will be entitled to receive 0.64 shares of ONB Common Stock in exchange for each share of WCHI Common Stock held, subject to adjustment if the Average Price Per Share (as defined below) is above $34.75 or below $33.00 or in the event of a recapitalization or similar transaction involving ONB Common Stock. The Agreement may not be terminated solely due to changes in the Average Price Per Share of ONB Common Stock. As a result of the occurrence of the events discussed herein:
                                     -10-
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
     (1) Increase in Average Price Per Share. If the Average Price Per Share of ONB Common Stock exceeds $34.75, then the Exchange Ratio will be adjusted such that each issued and outstanding share of WCHI Common Stock will be converted into the right to receive such number of shares of ONB Common Stock determined by dividing $22.24 by the Average Price Per Share of ONB Common Stock.

     (2) Decrease in Average Price Per Share. If the Average Price Per Share of ONB Common Stock is less than $33.00, then the Exchange Ratio will be adjusted such that each issued and outstanding share of WCHI Common Stock will be converted into the right to receive such number of shares of ONB Common Stock determined by dividing $21.12 by the Average Price Per Share of ONB Common Stock.

     (3)  No Adjustment to Exchange Ratio.  If the Average Price
          Per Share of ONB Common Stock is not less than $33.00 nor more than $34.75, then there will be no adjustment to the Exchange Ratio.

     The "Average Price Per Share" of ONB Common Stock is defined in the Agreement as the average of the per share closing prices of ONB Common Stock, as reported on the NASDAQ National Market System, for the first five (5) business days on which shares of ONB Common Stock are traded within the ten (10) calendar days immediately preceding the effective time of the Affiliation.

     As of _______________, 1996 the closing price of ONB Common Stock was $________ per share, as reported by the NASDAQ National Market System. If the Affiliation had been consummated on such date, the Exchange Ratio would have been adjusted to ________ due to an increase in the market price of ONB Common Stock, and the number of shares of ONB Common Stock exchanged in the Affiliation would have been approximately __________ (including shares of ONB Common Stock represented by options), with an aggregate market value of approximately $______ million, or $_______ per share of WCHI Common Stock. The shares of ONB Common Stock exchanged in the merger will be newly issued shares of ONB Common Stock.

     In connection with the Affiliation, each outstanding option to purchase shares of WCHI Common Stock (a "Stock Option") held by Directors and executive officers of WCHI will be deemed to constitute an option to purchase such number of shares of ONB Common Stock, rounded to the nearest whole share, as the holder of such option would have been entitled to receive pursuant to the Affiliation had the holder exercised the option in full immediately prior to the effective time of the Affiliation and, immediately thereafter, exchanged such shares solely for ONB Common Stock based upon the Exchange Ratio at a price equal to
(A) the aggregate exercise price of WCHI Common Stock otherwise purchasable pursuant to the option divided by (B) the number of shares of ONB Common Stock, rounded to the nearest whole share, deemed purchasable pursuant to the option. Accordingly, such option shares will be exchanged for options for ONB Common Stock at the effective time as provided above.

     As soon as practicable after the effective time, ONB shall deliver to each holder of a Stock Option an appropriate notice or agreement which sets forth such holder's rights pursuant to the Stock Option, and the agreements evidencing the grants of such Stock Options shall continue in effect on the same terms and conditions (subject to the conversion of the Stock Option to represent shares of ONB Common Stock). ONB may deliver new or amended agreements which reflect the terms of each Stock Option

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
assumed by ONB. With respect to each Stock Option, the optionee will be solely responsible for any and all tax liability (other than the employer's one-half share of any employment taxes) which may be imposed upon the optionee as a result of the conversion of the Stock Option into options for shares of ONB Common Stock and as a result of the grant and exercise of such Stock Options.

     As soon as practicable after the effective time, ONB will file with the SEC a registration statement on an appropriate form with respect to the shares of ONB Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such Stock Options remain outstanding.

     In the event of a stock split, stock dividend or other recapitalization, the Exchange Ratio will be adjusted so that WCHI shareholders will receive, in the aggregate, the same percentage of the outstanding shares of ONB Common Stock they would have received if the recapitalization event had not occurred.

     If, before the effective time of the Affiliation, ONB enters into an agreement with another entity pursuant to which current shareholders of ONB Common Stock will exchange their shares of ONB Common Stock for stock of another entity ("Other Transaction"), then upon consummation of the Other Transaction, the shareholders of WCHI will be treated as though the Affiliation had been consummated prior to the Other Transaction and will be entitled to receive the same per share consideration as the shareholders of ONB in the Other Transaction. ONB has agreed to take steps to include provisions in any agreement relating to an Other Transaction to the foregoing effect.

     No fractional shares of ONB Common Stock will be issued to shareholders of WCHI in connection with the Affiliation. Each shareholder of WCHI who otherwise would be entitled to a fractional interest in a share of ONB Common Stock as a result of the Exchange Ratio will be paid a cash amount equal to such fractional share interest multiplied by the Average Price Per Share of ONB Common Stock.

     After the effective time of the Affiliation, stock certificates previously representing WCHI Common Stock will represent only the right to receive shares of ONB Common Stock and cash for any fractional shares. Following the effective time of the Affiliation and prior to the surrender by holders of WCHI of their stock certificates to ONB for exchange, such holders will not be entitled to receive payment of dividends or other distributions declared on shares of ONB Common Stock. Upon the subsequent exchange of such certificates, however, any accumulated dividends or other distributions previously declared and withheld on the shares of ONB Common Stock will be paid, without interest. At the effective time of the Affiliation, the stock transfer books of WCHI will be closed and no transfers of shares of WCHI Common Stock will thereafter be made. If, after the effective time, certificates representing shares of WCHI Common Stock are presented for registration or transfer, they will be canceled and exchanged for shares of ONB Common Stock.

     Distribution of stock certificates representing shares of ONB Common Stock and any cash payment for fractional shares (without interest) will be made, after the effective time of the Affiliation, to each former shareholder of WCHI within ten (10) business days following the shareholder's delivery to ONB of his or her certificate(s) representing shares of WCHI Common Stock.

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
Instructions as to delivery of WCHI stock certificates to ONB will be sent to each WCHI shareholder shortly after the effective time of the Affiliation.

NO DISSENTERS' OR APPRAISAL RIGHTS

     In connection with the Affiliation, shareholders of WCHI do not have the statutory right to dissent and require appraisal of their shares of WCHI Common Stock and to receive cash instead of ONB Common Stock in exchange for their shares of WCHI Common Stock. Indiana law applicable to WCHI excepts transactions from its dissenters' rights provisions when the stock held by shareholders is listed on the NASDAQ National Market System as of the Record Date. WCHI Common Stock meets this test.
Shareholders of WCHI who would otherwise dissent to the Affiliation may sell their shares of WCHI Common Stock in the open market at the market price prior to the effective time of the Affiliation or sell their shares of ONB Common Stock in the open market at the market price following the effective time.

RESALE OF ONB COMMON STOCK BY WCHI AFFILIATES

     No restrictions on the sale or transfer of the shares of ONB Common Stock issued in the Affiliation will be imposed solely as a result of the Affiliation, other than restrictions on the transfer of such shares issued to any WCHI shareholder who may be deemed to be an "affiliate" of WCHI for purposes of Rule 145 under the Securities Act. Directors, executive officers and 10% shareholders are generally deemed to be affiliates for purposes of Rule 145.

     The Agreement provides that WCHI will provide ONB with a list identifying each affiliate of WCHI. The Agreement also requires that each WCHI affiliate deliver to ONB within forty-five days following the date of the Agreement a written agreement to the effect that such affiliate (i) will not sell, pledge, transfer, dispose of or otherwise reduce the affiliate's market risk with respect to the shares of WCHI Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the effective time, and (ii) will not sell, pledge, transfer or otherwise dispose of or reduce the affiliate's market risk with respect to the shares of ONB Common Stock to be received by such person pursuant to the Agreement
(A) until such time as financial results covering at least thirty
(30) days of combined operations of WCHI and ONB have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies and
(B) unless done pursuant to an effective registration statement under the Securities Act or pursuant to Rule 145 or another exemption from the registration requirements under the Securities Act. The certificates representing ONB Common Stock issued to affiliates of WCHI in the Affiliation may contain a legend indicating these resale restrictions.

     This is only a general statement of certain restrictions regarding the sale or transfer of the shares of ONB Common Stock to be issued in the Affiliation. Therefore, those shareholders of WCHI who may be deemed to be affiliates of WCHI should consult with their legal counsel regarding the resale restrictions that may apply to them.


CONDITIONS TO CONSUMMATION

     Consummation of the Affiliation is conditioned upon, among other items: (1) approval of the Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of WCHI Common Stock, (2) approval of the Agreement by ONB, as the sole shareholder of ONB Bank, and by WCHI, as the sole shareholder of WFSB, (3) receipt by ONB, WCHI, ONB Bank and

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
WFSB of all applicable regulatory approvals required for the Company Merger and the Thrift Merger, (4) receipt of an opinion of counsel with respect to certain federal income tax matters,
(5) the issuance by Trident of a written fairness opinion stating that the terms of the Affiliation are fair to the shareholders of WCHI from a financial point of view and dated as of a date on or prior to the date hereof and confirmed as of the effective time,
(6) receipt by ONB of certain undertakings from affiliates of WCHI, (7) receipt by ONB and WCHI of certain officers' certificates and legal opinions, (8) the accuracy at the effective time of the Affiliation of representations and warranties contained in the Agreement and (9) the fulfillment of certain covenants and mutual agreements set forth in the Agreement. The conditions to consummation of the Affiliation, which are more fully enumerated in the Agreement, are requirements subject to unilateral waiver by the party entitled to the benefit of such conditions, as set forth in the Agreement. See "PROPOSED AFFILIATION -- Resale of ONB Common Stock by WCHI Affiliates," "-- Regulatory Approvals," "FEDERAL INCOME TAX CONSEQUENCES" and Appendix A.

TERMINATION

     The Agreement may be terminated before consummation of the Affiliation by either ONB or WCHI (as specified in the Agreement) if, among other reasons: (1) there has been a misrepresentation or a breach of any representation or warranty set forth in the Agreement by WCHI which has had or could be expected to have, in the reasonable discretion of ONB, a material adverse effect on the financial condition, results of operations, business, prospects, assets or capitalization of WCHI or WFSB, individually or on a consolidated basis, or RISC on a consolidated basis with WCHI, or in the number of issued and outstanding shares of WCHI or its subsidiaries, (2) there has been a misrepresentation or a breach of any representation or warranty set forth in the Agreement by ONB which has had or could be expected to have, in the reasonable discretion of WCHI, a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis, (3) ONB or WCHI has breached or failed to comply with any covenant or mutual agreement set forth in the Agreement, (4) consummation of the Affiliation has become inadvisable or impracticable due to the commencement or threat of any claim, litigation or proceeding against ONB, WCHI or any subsidiary of ONB or of WCHI, or any officer or director of either relating to the Agreement or which is likely to have a material adverse effect on the financial condition, results of operations, business, prospects, assets or capitalization of ONB or WCHI, each on a consolidated basis,
(5) there has been a material adverse change in the financial condition, results of operations, business, prospects, assets or capitalization of WCHI, WFSB or ONB on a consolidated basis, or RISC on a consolidated basis with WCHI, as of the effective time of the Affiliation as compared to that in existence as of December 31, 1995, (6) ONB's accountants conclude that ONB cannot utilize the pooling-of-interests method of accounting for the Affiliation, (7) consummation of the Affiliation has not occurred by March 31, 1997, or (8) all joinder agreements under the WFSB Deferred Compensation Plan have not been properly and validly amended within 45 days of the date of the Agreement. This latter deadline was extended to _______________ by ONB and as so extended was met by WCHI. The parties may also mutually agree to terminate the Affiliation. Upon termination for any of these reasons, the Agreement will be of no further force or effect.
See Appendix A to this Proxy Statement.

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
RESTRICTIONS AFFECTING WCHI

     The Agreement contains a number of restrictions regarding the conduct of business of WCHI, WFSB and RISC pending consummation of the Affiliation. Among other items, WCHI, WFSB and RISC may not, without the prior written consent of ONB:
(1) change their capital stock accounts, (2) distribute or pay any dividends, except that WCHI may pay to its shareholders its normal and customary quarterly cash dividend in an amount not to exceed $0.10 per share and WFSB may pay cash dividends to WCHI in the ordinary course of business for payment of reasonable and necessary business and operating expenses of WCHI and for expenses incurred in connection with the Affiliation; provided, however, that no dividend may be paid to shareholders of WCHI during the quarter in which the Affiliation is consummated if, during such quarter, WCHI shareholders will become entitled to receive dividends on their shares of ONB Common Stock received pursuant to the Agreement, (3) amend their respective Articles of Incorporation, Charter or By-Laws, (4) carry on their business other than substantially in the manner as conducted as of the date of the Agreement and in the ordinary course of business, or
(5) negotiate or discuss with third parties relative to a merger, combination or sale of WCHI, WFSB or RISC, except under certain limited circumstances. See Appendix A to this Proxy Statement.

REGULATORY APPROVALS

     The Affiliation requires regulatory approvals before the Affiliation will become effective: the Thrift Merger requires the approval of the Office of Thrift Supervision ("OTS"), while the Company Merger requires the approvals of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"), and the OTS. Although applied for, such regulatory approvals have not been obtained as of the date of this Proxy Statement.

     Approval of the Affiliation is not to be interpreted as the opinion of such regulatory authorities that the Affiliation is favorable to the shareholders of WCHI from a financial point of view or that such regulatory authorities have considered the adequacy of the terms of the Affiliation. Regulatory approval in no way constitutes an endorsement or a recommendation of the Affiliation by such regulatory authorities.

ACCOUNTING TREATMENT FOR THE AFFILIATION


     It is anticipated that the Affiliation will be accounted for as a "pooling-of-interests" transaction and it is a condition precedent to ONB's obligation to consummate the Affiliate that it be so treated. Under this method of accounting, shareholders of ONB and shareholders of WCHI will be deemed to have combined their existing voting common stock interests. See "SUMMARY OF SELECTED FINANCIAL DATA" and "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

     In order for the Affiliation to qualify for pooling-of-interests accounting treatment, among other items, 90% or more of the outstanding shares of WCHI Common Stock must be exchanged for ONB Common Stock. See "PROPOSED AFFILIATION -- Termination."

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
EFFECTIVE TIME

     The Affiliation will become effective at the close of business on the day specified in the articles of merger filed with the OTS with respect to the Thrift Merger and the Indiana Secretary of State with respect to the Company Merger. The effective time will occur at the close of business, Evansville, Indiana time, on the last business day of the month during which occurs (1) the fulfillment of all conditions precedent to the Affiliation set forth in the Agreement and (2) the expiration of all waiting periods imposed in connection with the regulatory applications filed for approval of the Affiliation.

     ONB and WCHI currently anticipate that the Affiliation will be consummated during the fourth calendar quarter of 1996.

MANAGEMENT, PERSONNEL AND OPERATIONS AFTER THE AFFILIATION

     ONB will be the surviving corporation in the Company Merger and, upon consummation of the Company Merger, the separate corporate existence of WCHI will cease. Consequently, the Directors and officers of WCHI will no longer serve in such capacities after the effective time of the Company Merger. The Directors of ONB serving at the effective time of the Affiliation will serve as Directors of ONB following the effective time of the Affiliation until otherwise determined by the shareholders of ONB. The officers of ONB serving at the effective time will continue to serve in their respective capacities until otherwise determined by the Board of Directors of ONB.

     The Directors of WFSB and ONB Bank serving at the effective time of the Affiliation will be Directors of ONB Bank following consummation of the Affiliation. Additionally, four (4) new directors will be elected to the Board of Directors of ONB Bank. The identity of these directors will be agreed upon by ONB and WCHI if they are elected prior to the effective time of the Affiliation or by ONB and ONB Bank if elected following the effective time of the Affiliation. Following the effective time of the Affiliation, ONB, as the sole shareholder of ONB Bank, will have the ability to elect the Board of Directors of ONB Bank; however, ONB has agreed with WCHI and WFSB that each former Director of WCHI will continue as a Director of ONB Bank until such director has reached the age of seventy (70) years and that those directors already over the age of seventy (70) and the four new directors will serve for two (2) years following the effective time. Robert Shaffer, Chairman of WCHI, will serve as Chairman of ONB Bank following consummation of the Affiliation, until the Board of Directors of ONB Bank determines otherwise. Richard R. Haynes, President and Chief Executive Officer of WCHI, will be the President and Chief Executive Officer of ONB Bank following consummation of the Affiliation, until the Board of Directors of ONB determines otherwise. The remaining officers of ONB Bank will continue as officers of ONB Bank afthe Board of Directors of ONB Bank determines otherwise.

     In general, employees of WCHI will receive benefits in accordance with policies of ONB following the Affiliation. In particular, those persons who are full-time officers or employees of WCHI as of the effective time of the Affiliation, who continue as full-time officers or employees of ONB Bank or any other subsidiary of ONB after the effective time, will receive substantially the same employee benefits on substantially the same terms and conditions that ONB may offer to similarly situated officers and employees of its banking subsidiaries from time to time, including participation in the ONB Employees' Retirement Plan ("ONB Pension Plan") and the ONB Employees'

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
Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"). In addition, years of service of an employee of WCHI prior to the effective time of the Affiliation will be credited to each such employee for purposes of eligibility to participate under ONB's employee welfare benefit plans and for purposes of eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Pension Plan and the ONB Profit Sharing Plan.

     Those employees of WFSB who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan, based upon their age and years of service for WCHI, will become participants thereunder as of the January 1st which coincides with or next follows the effective time of the discontinuance of contributions (as described below) to the Financial Institutions Thrift Plan sponsored by WFSB ("WFSB Thrift Plan"). Those employees of WFSB who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of service for WCHI or WFSB, will become participants thereunder on the January 1st which coincides with or next follows the effective time of the accrual of benefits (as described below) under the defined benefit pension plan sponsored by WFSB ("WFSB Retirement Plan"). Those employees who do not meet the eligibility requirements of the ONB Pension Plan or ONB Profit Sharing Plan on such dates will become participants thereunder on the first "plan entry date" (as defined in the ONB Pension Plan or the ONB Profit Sharing Plan, as the case may be), which coincides with or next follows the date on which such eligibility requirements are satisfied.

     In connection with effecting the changes from the WCHI benefit plans to ONB's benefit plans, the accrual of benefits under the WFSB Retirement Plan and contributions under the WFSB Thrift Plan will be frozen and terminated, respectively, as of December 31st in the year of which consummation of the Affiliation occurs, and all accrued benefits of participants therein will become fully vested at that time. To the extent permitted by applicable law and the terms of the plan, benefits under the WFSB Retirement Plan will be left in trust and payable at the times and in the amounts provided for under that plan. Benefits under the WFSB Thrift Plan will be fully vested upon December 31st of the year in which the effective time occurs. The account balances of each participant in the WFSB Thrift Plan shall be held in and remain under the WFSB Thrift Plan and shall be payable at the time(s) and in the forms provided for under such plan, to the extent permitted by the WFSB Thrift Plan and applicable law.

     Further, ONB has agreed to cause ONB Bank to assume all obligations of WFSB under the Director Deferred Compensation Master Agreement ("WFSB Deferred Compensation Plan") and to keep such plan in effect, without any amendment which would decrease the percentage of the directors fees that each director presently defers pursuant to such plan, for two (2) years following the effective time of the Affiliation. During such two (2) year period, ONB also has agreed to cause ONB Bank to increase the amount deferred under the WFSB Deferred Compensation Plan for each director of WFSB (other than the four (4) new directors of WFSB elected pursuant to the Agreement) serving as a director of ONB Bank by $500 per month over the amounts currently being deferred each month by each director; provided, however, that during such two (2) year period in no event shall the aggregate director's fees and additional deferrals under the WFSB Deferred Compensation Plan for any director exceed $1,000 per month. The WFSB Deferred Compensation Plan will be terminated effective two (2) years after the effective time of the Affiliation. WFSB has agreed to amend (effective as of the effective time of the Affiliation) the WFSB Deferred Compensation Plan to provide for its automatic termination and the termination of all the Director Deferred Compensation Joinder Agreements thereunder ("Joinder Agreements") on the date which is two (2) years following the effective time of the Affiliation. The provisions of such

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amendments and the transactions contemplated thereby, including the distribution of participants' benefits under the WFSB Deferred Compensation Plan, will contain such terms and conditions acceptable to ONB and WFSB, including the requirement that each director who has executed a Joinder Agreement will execute and deliver an appropriate amendment, effective as of the effective time of the Affiliation, to provide for the automatic termination of his Joinder Agreement on the date which is two (2) years following the effective time of the Affiliation. Within ten (10) business days of the date the Joinder Agreements are terminated, Workingmens/ONB Bank will pay to each director, in the form of a single lump sum in cash, less any applicable withholdings, the balance of his elective contribution account accrued under the Joinder Agreement through the date it is terminated. Each director's elective contribution account will be credited with interest as provided for by the Joinder Agreement.

     The changes to the WFSB Deferred Compensation Plan discussed above will enable the Directors of WCHI to receive approximately the same level of director benefits (including director's fees) as they are presently receiving from WCHI for two years following the Affiliation and do not represent an increase in their current benefits.


     Effective as of the effective time of the Affiliation, the WFSB Director Emeritus Program will be terminated; provided, however, that within ten (10) calendar days after the termination of such program, ONB will make, or will cause ONB Bank to make, a lump sum cash payment to each director of WFSB who had satisfied the eligibility requirements for benefits under such program as of the effective time of the Affiliation, and to Richard R. Haynes, equal to the present value of the benefits payable under such program as of the effective time of the Affiliation.
Present value is to be calculated based upon an interest rate equal to the applicable federal rate as defined in Section 1274(d) of the Code, compounded semi-annually as of the effective date. Based on current rates of interest in effect on the date hereof, the amounts payable upon termination of the plan to all participating directors will aggregate approximately $356,919.

INTERESTS OF CERTAIN PERSONS IN THE AFFILIATION

     Each of Richard R. Haynes, President and CEO of WFSB, Joseph
A. Walker, Chief Operating Officer of WFSB, Jerry L. Hays, Senior Vice President of WFSB and R. William Richardson, Jr., Senior Vice President of WFSB, is a party to an employment agreement with WFSB (collectively, the "Employment Agreements"). ONB has agreed to cause the surviving institution in the Thrift Merger to assume all obligations under the Employment Agreements, as amended, in accordance with the Agreement, and to guarantee the surviving institution's obligations under the Employment Agreements, except as may be otherwise required by any regulatory agency. Each Employment Agreement is for a term of three (3) years which term is extended annually for an additional one-year term to maintain its three-year term if the Board of Directors of WFSB determines to so extend the Employment Agreement, unless notice not to extend is properly given by either party to the Employment Agreement.


     Further, ONB has agreed to, or to cause ONB Bank to, provide extended indemnification to the same extent provided by WCHI and WFSB at the effective time to Directors or officers of ONB Bank who previously were Directors or officers of WCHI or any of its subsidiaries against any and all losses in connection with or arising out of any claim which is based upon any actual or alleged act or omission occurring at or prior to the effective time. Indemnification of officers and Directors following the effective time will be provided to the same extent it is provided to

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individuals working in similar capacities for ONB or its
subsidiaries. In addition, ONB has agreed for a period of one year after the effective time to use all reasonable efforts to cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by WCHI and WFSB with respect to claims arising from facts or events which occurred before the effective time of the Affiliation. Following the effective time, ONB will provide WCHI and WFSB employees who become officers of ONB or any of its subsidiaries with the same directors' and officers' liability insurance coverage that ONB provides to other similarly situated Directors and officers of ONB and its bank subsidiaries.

     ONB has agreed to provide health insurance at its cost to the current Directors of WCHI, and to their dependents at the Directors' cost, so long as the Directors serve ONB Bank in such capacity.

     ONB has agreed to adopt supplemental retirement plans for Richard R. Haynes and R. William Richardson, Jr. if such plans are deemed necessary to assure that such individuals do not have a reduction in retirement benefits as a result of the Affiliation and their participation in the ONB Pension Plan and the ONB Profit Sharing Plan compaution plans.


     For other interests of certain persons in the Affiliation, see "PROPOSED AFFILIATION -- Exchange of WCHI Common Stock" and
"-- Management, Personnel and Operations After the Affiliation."


                 FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain federal income tax aspects of the Affiliation. This discussion does not purport to cover all federal income tax consequences relating to the Affiliation and does not contain any information with respect to state, local or other tax laws.

TAX OPINION

     ONB and WCHI has requested the law firm of Krieg DeVault Alexander & Capehart to render an opinion that the Affiliation constitutes a tax-free reorganization and, with respect to certain federal income tax consequences of the Affiliation, substantially to the effect that the mergers to be effected pursuant to the Affiliation constitute tax-free reorganizations under the Internal Revenue Code of 1986, as amended ("Code"), to each party thereto and to the shareholders of WCHI, except with respect to cash received by WCHI's shareholders in lieu of fractional share interests of ONB Common Stock.

     The opinion rendered by Krieg DeVault Alexander & Capehart will be based upon the assumption of certain facts to be stated in the opinion. Under the Agreement, the obligations of each of ONB and WCHI to consummate the Affiliation is conditioned upon the receipt of an opinion of counsel substantially to the effect as set forth above.

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TAX CONSEQUENCES TO ONB, ONB BANK, WCHI AND WFSB

     The merger of WCHI with and into ONB and the merger of WFSB with and into ONB Bank constitute statutory mergers under applicable law. Consequently, based upon the assumption of certain facts to be stated in the opinion, the merger of WCHI with and into ONB and the merger of WFSB with and into ONB Bank should constitute a tax-free organization. As a result, ONB, ONB Bank, WCHI and WFSB will recognize neither gain nor loss as a result of the Affiliation for federal income tax purposes.

TAX CONSEQUENCES TO WCHI SHAREHOLDERS

     A.   WCHI Shareholders Receiving Solely ONB Common Stock

     A WCHI shareholder who receives solely ONB Common Stock in exchange for all of the shares of WCHI Common Stock actually owned by the shareholder will not recognize any gain or loss upon such exchange for federal income tax purposes. See paragraph B. following for a discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of ONB Common Stock.

     B.   Cash Received in Lieu of Fractional Shares

     A WCHI shareholder who receives cash in lieu of a fractional share interest of ONB Common Stock will be treated as having received such fraction of a share of ONB Common Stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of Section 302 of the Code.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY WCHI SHAREHOLDER. THE ABOVE DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES ACQUIRED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE RECEIVED AS COMPENSATION. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO ALL TAX CONSEQUENCES OF THE AFFILIATION TO THEM, INCLUDING THE EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND ANY OTHER TAX CONSEQUENCES.

                    COMPARATIVE PER SHARE DATA

NATURE OF TRADING MARKET

     Shares of ONB Common Stock are traded in the over-the-counter market and share prices are reported by the NASDAQ National Market System under the symbol OLDB. On April 8, 1996, the business day immediately preceding the public announcement of the Affiliation, the closing price of ONB Common Stock reported by the NASDAQ National Market System was $33.25 per share. On ____________, 1996, the closing price of ONB Common Stock reported by the NASDAQ National Market System was $________ per share. The following table sets forth, for the periods indicated, the high and low per share bid closing prices of ONB Common Stock as reported by the NASDAQ National Market System. The prices shown below have been adjusted for all stock splits and stock dividends paid by ONB.

     Year Ended December 31         HIGH             LOW
     ----------------------         ----             ---
          1994
          ----
          First Quarter           $ 35-7/8         $34-1/2
          Second Quarter            34-3/4          34-1/4
          Third Quarter             35-1/2          34-1/4
          Fourth Quarter            35-1/4          34-3/4

          1995
          ----

          First Quarter           $ 35-1/4         $34-1/2
          Second Quarter            34-3/4          34
          Third Quarter             34-1/2          34-1/4
          Fourth Quarter

          1996
          ----
          First Quarter           $ 35             $32-3/4
          Second Quarter            37              33
          Third Quarter
            (through __________, 1996)

     Shares of WCHI Common Stock are traded in the over-the-counter market and share prices are reported by NASDAQ National Market System under the symbol WCHI. On April 8, 1996, the business day immediately preceding the public announcement of the Affiliation, the high and low bid prices of WCHI Common Stock reported by NASDAQ was $16.25. On _____________, 1996, the high and low bid prices of WCHI Common Stock reported by NASDAQ were $________ and $________ per share.

     The following table sets forth, for the periods indicated, the high and low per share bid prices of WCHI Common Stock as reported by NASDAQ, adjusted for all stock splits and stock dividends (if any).

     Year Ended December 31        HIGH              LOW
     ----------------------        ----              ---
          1994
          ----
          First Quarter           $ 13-1/8         $12-3/8
          Second Quarter            15-1/4          11-7/8
          Third Quarter             15-1/8          14-1/8
          Fourth Quarter            14-7/8          13

          1995
          ----
          First Quarter           $ 17             $13
          Second Quarter            19              15-1/4
          Third Quarter             18              15-3/4
          Fourth Quarter            18              16

          1996
          ----
          First Quarter           $ 18-1/4         $15
          Second Quarter            20-1/2          16
          Third Quarter
             (through ____________, 1996)

DIVIDENDS


     The following table sets forth the per share cash dividends paid on shares of ONB Common Stock and shares of WCHI Common Stock since January 1, 1994. All dividends have been adjusted to give effect to their respective stock dividends and stock splits (if any).

                            ONB Common Stock(1)  WCHI Common Stock(2)
                            -------------------  --------------------
     Year Ended December 31
     ----------------------
          1994
          ----
          First Quarter          $  .22             $  .07
          Second Quarter            .22                .07
          Third Quarter             .22                .07
          Fourth Quarter            .22                .08


          1995
          ----
          First Quarter          $  .23             $  .08
          Second Quarter            .23                .08
          Third Quarter             .23                .08
          Fourth Quarter            .23                .09

          1996
          ----
          First Quarter          $  .23             $  .09
          Second Quarter            .23                .09

(1) There can be no assurance as to the amount of future dividends that may be declared or paid on shares of ONB Common Stock since dividend policies are subject to the discretion of the Board of Directors of ONB, general business conditions and dividends paid to ONB by its affiliate banks. For certain restrictions on the payment of dividends on shares of ONB Common Stock per quarter, see "COMPARISON OF COMMON STOCK -- Dividend Rights."

(2) The Agreement provides that WCHI shareholders will not receive in any quarter in which the proposed Affiliation is consummated a cash dividend from both WCHI and ONB.
     Further, the Agreement provides that WCHI may pay its normal and customary quarterly cash dividend to its shareholders in an amount not to exceed $0.10 per share of WCHI Common Stock. See "COMPARISON OF COMMON STOCK -- Dividend Rights."

EXISTING AND PRO FORMA PER SHARE INFORMATION

     The following table sets forth certain historical, pro forma and equivalent information. The data is based on historical financial statements and the pro forma financial information included on pages 25 through 31 and has been restated to give effect to all stock dividends. Equivalent per share data is calculated by multiplying the pro forma ONB information by the Exchange Ratio under the Agreement.

                                        As Reported
                           ---------------------------------
                            Net        Cash    Book Value at
      ONB                  Income    Dividends  Period End
- ----------------           ------    --------- -------------
Six Months Ended
  June 30, 1996             1.15        0.46       16.94

Year Ended December 31,
  1995                      2.02        0.88       17.41
  1994                      1.78        0.84       16.11
  1993                      1.84        0.72       15.62

     WCHI
- ----------------
Six Months Ended
  June 30, 1996             0.48        0.18       14.20

Year Ended December 31,
  1995                      1.11        0.33       14.45
  1994                      1.03        0.29       13.67
  1993                      1.05        0.27       13.02

                                  Net Income
                         -----------------------------
                             ONB             WCHI
                         Pro Forma(1)    Equivalent(1)
                         ------------    -------------
Six Months Ended
  June 30, 1996             1.13             0.72

Year Ended December 31,
  1995                      2.01             1.29
  1994                      1.77             1.13
  1993                      1.84             1.18

                                 Cash Dividends
                         -----------------------------
                              ONB            WCHI
                         Pro Forma(1)    Equivalent(1)
                         ------------    -------------
                         Pro Forma(1)     Equivalent(1)
Six Months Ended
  June 30, 1996             0.46             0.29

Year Ended December 31,
  1995                      0.88             0.56

  1994                      0.84             0.54
  1993                      0.72             0.46

                              Shareholders' Equity
                         -----------------------------
                              ONB            WCHI
                         Pro Forma(1)    Equivalent(1)
                         ------------    -------------
                         Pro Forma(1)     Equivalent(1)

As of June 30, 1996        17.20            11.01

As of December 31, 1995    17.41            11.14

                            Market Value of Common Stock
                        -------------------------------------
                            ONB                     WCHI
                        Historical  Historical  Equivalent(1)
                        ----------  ----------  -------------
As of April 8, 1996 (2)  $33.25       $16.25      $21.28


(1)  Considers the pending merger with WCHI.  See "PRO FORMA
     CONDENSED COMBINED FINANCIAL INFORMATION."

(2) Represents the last business day prior to the public announcement of the Affiliation.

                       OLD NATIONAL BANCORP
        PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                           (Unaudited)

     The accompanying financial statements present a Pro Forma Condensed Combined Balance Sheet of ONB as of June 30, 1996 and Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 1996 and for the years ended December 31, 1995, 1994, and 1993.

     The Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 1996 and the years ended December 31, 1995, 1994, and 1993 is presented giving effect to the affiliation with The National Bank of Carmi as of January 1 of each of the years presented.

     The pro forma information is based upon historical financial statements. The Pro Forma Condensed Combined income statements have been presented using ONB's fiscal year end of December 31 and the most recent interim date. The assumptions give effect to the Affiliation under the pooling-of-interests method of accounting. The information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and is provided for comparative purposes only. The information does not purport to be indicative of the results that actually would have occurred had the mergers been effected on January 1 of the years presented.

                             OLD NATIONAL BANCORP
                  PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             AS OF JUNE 30, 1996
                      (Unaudited - Dollars in Thousands)

                                               ONB           Workingmens         Adjustments        Pro Forma
                                               ---           -----------         -----------        ---------

ASSETS
Cash and due from banks                      $146,326             $1,002                             $147,328
Money market investments                       14,413             $5,894                               20,307
Investment securities                       1,438,734             13,239                            1,451,973

Loans                                       3,190,348            183,777                            3,374,125
Reserve for loan losses                       (42,563)             (376)                              (42,939)
Excess cost over assets acquired               13,494                                                  13,494

Other intangibles                                 998                                                     998
Premises and equipment                         75,345              1,362                               76,707
Other assets                                   93,041              3,305                               96,346
                                           ----------           --------             -----         ----------
                                           $4,930,136           $208,203                $0         $5,138,339
                                           ==========           ========             =====         ==========


LIABILITIES AND
SHAREHOLDERS' EQUITY

Deposits                                   $3,978,261           $149,721                           $4,127,982
Medium term notes                              44,000                  0                               44,000
Subordinated debentures                        30,570                  0                               30,570
Other borrowings                              400,143             31,011                              431,154

Other liabilities                              55,288              1,012                               56,300
                                           ----------           --------             -----         ----------
    Total liabilities                       4,508,262            181,744                 0          4,690,006
                                           ----------           --------             -----         ----------
Common stock                                   24,908              8,341            (7,184) (a)        26,065

Capital surplus                               230,755                  0             7,184  (a)       237,939
Retained earnings                             170,867             18,262                              189,129
Net unrealized gain                            (4,656)              (144)                              (4,800)
                                           ----------           --------             -----         ----------
  Total shareholders' equity                  421,874             26,459                 0            448,333
                                           ----------           --------             -----         ----------
                                           $4,930,136           $208,203                $0         $5,138,339
                                           ----------           --------             -----         ----------
Outstanding common shares                  24,907,786                                              26,065,286
                                           ==========           ========             =====         ==========

Shareholders' equity per share                  16.94                                                   17.20
                                           ==========           ========             =====         ==========

See Notes to Pro Forma Financial Information.

                       OLD NATIONAL BANCORP
         PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
              FOR THE SIX MONTHS ENDED JUNE 30, 1996
  (Unaudited -- Dollars in Thousands, Except Share and Per Share
                              Data)

                                  ONB     WORKINGMENS  PRO FORMA
                                  ---     -----------  ---------
Interest income                $184,753      $8,084    $192,837
Interest expense                 88,529       5,201      93,730
                               --------      ------    --------
Net interest income              96,224       2,883      99,107
Provision for loan losses         4,063          42       4,105
                               --------      ------    --------
Net interest income after
  provision for loan losses      92,161       2,841      95,002
Noninterest income               21,313         157      21,470
Noninterest expense              71,769       1,525      73,294
                               --------      ------    --------
Income (loss) before income
  taxes                          41,705       1,473      43,178
Provision for income taxes       12,618         610      13,228
                               --------      ------    --------
Net income (loss)              $ 29,087     $   863    $ 29,950
                               ========      ======    ========
Net income per common share:(b)
    Assuming no dilution        $  1.15                $   1.13
                               ========                ========
    Assuming full dilution      $  1.12                $   1.10
                               ========                ========
Weighted average common
shares outstanding: (b)
    Assuming no dilution     25,247,981              26,405,481
                             ==========              ==========
    Assuming full dilution   26,615,616              27,773,116
                             ==========              ==========

See Notes to Pro Forma Financial Information.

                       OLD NATIONAL BANCORP
         PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
               FOR THE YEAR ENDED DECEMBER 31, 1995
  (Unaudited -- Dollars in Thousands, Except Share and Per Share
                              Data)

                                   ONB    WORKINGMENS  PRO FORMA
                                   ---    -----------  ---------
Interest income               $ 359,972    $  16,000   $ 375,972

Interest expense                176,293       10,231     186,524
                               --------    ---------   ---------
Net interest income             183,679        5,769     189,448
Provision for loan losses         7,057           78       7,135
                               --------    ---------   ---------
Net interest income after
  provision for loan losses     176,622        5,691     182,313
Noninterest income               39,435          241      39,676
Noninterest expense             144,540        2,760     147,300
                               --------    ---------   ---------
Income (loss) before income
  taxes                          71,517        3,172      74,689
Provision for income taxes       19,359        1,209      20,568
                               --------    ---------   ---------
Net income (loss)              $ 52,158    $   1,963   $  54,121
                               ========    =========   =========
Net income per common share:(b)
    Assuming no dilution       $   2.02                $   2.01
                               ========                =========
    Assuming full dilution     $   1.98                $   1.96
                               ========                =========
Weighted average common
shares outstanding: (b)
    Assuming no dilution     25,758,911              26,916,411
                             ==========              ===========
    Assuming full dilution   27,166,176              28,323,676
                             ==========              ===========

See Notes to Pro Forma Financial Information.

                       OLD NATIONAL BANCORP
         PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
               FOR THE YEAR ENDED DECEMBER 31, 1994
  (Unaudited -- Dollars in Thousands, Except Share and Per Share
                              Data)

                                  ONB     WORKINGMENS  PRO FORMA
                                  ---     -----------  ---------
Interest income               $ 316,656   $  14,088    $ 330,744

Interest expense                137,561       8,596      146,157
                              ---------   ---------    ---------
Net interest income             179,095       5,492      184,587
Provision for loan losses         7,682          72        7,754
                              ---------   ---------    ---------
Net interest income after
  provision for loan losses     171,413       5,420      176,833
Noninterest income               35,023         180       35,203
Noninterest expense             144,634       2,650      147,284
                              ---------   ---------    ---------
Income (loss) before income
 taxes                           61,802       2,950       64,752
Provision for income taxes       14,618       1,126       15,744
                              ---------   ---------    ---------
Net income (loss)             $  47,184   $   1,824    $  49,008
                              =========   =========    =========
Net income per common share:(b)
    Assuming no dilution        $  1.78                $    1.77
                              =========                =========
    Assuming full dilution      $  1.74                $    1.73
                              =========                =========
Weighted average common
shares outstanding: (b)
    Assuming no dilution     26,484,832               27,642,332
                             ==========               ==========
    Assuming full dilution   28,183,454               29,340,954
                             ==========               ==========

See Notes to Pro Forma Financial Information.

                       OLD NATIONAL BANCORP
         PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
               FOR THE YEAR ENDED DECEMBER 31, 1993
  (Unaudited -- Dollars in Thousands, Except Share and Per Share
                              Data)

                                  ONB     WORKINGMENS  PRO FORMA
                                  ---     -----------  ---------
Interest income                $311,664   $  13,713    $325,377
Interest expense                136,170       8,257     144,427
                               --------   ---------    --------
Net interest income             175,494       5,456     180,950
Provision for loan losses        10,275          84      10,359
                               --------   ---------    --------
Net interest income after
 provision for loan losses      165,219       5,372     170,591
Noninterest income               33,780         213      33,993
Noninterest expense             132,598       2,489     135,087
                               --------   ---------    --------
Income (loss) before income
  taxes                          66,401       3,096      69,497
Provision for income taxes       17,548       1,206      18,754
                               --------   ---------    --------
Net income (loss)              $ 48,853   $   1,890    $ 50,743
                               ========   =========    ========
Net income per common share:(b)
    Assuming no dilution       $   1.84                $   1.84
                               ========                ========
    Assuming full dilution     $   1.80                $   1.79
                               ========                ========
Weighted average common
shares outstanding: (b)
    Assuming no dilution     26,482,703              27,640,203
                             ==========              ==========
    Assuming full dilution   28,271,146              29,428,646
                             ==========              ==========

See Notes to Pro Forma Financial Information.

                       OLD NATIONAL BANCORP
   NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


(a)  Exchange of 100% of WCHI for 1,157,500 shares of ONB Common
     Stock.

(b) Restated for all stock dividends. Net income per share on a fully diluted basis assumes the conversion of ONB's convertible subordinated debentures.

                        DESCRIPTION OF ONB

BUSINESS

     ONB is a multi-bank holding company with 25 affiliate banks located in the tri-state area comprised of southwestern Indiana and neighboring portions of Illinois and Kentucky. With total consolidated assets of $4.93 billion as of June 30, 1996, ONB is the largest independent bank holding company headquartered in the State of Indiana. Since 1985, ONB has acquired 35 financial institutions, 10 of which were combined with existing affiliate banks, and has increased its banking offices to 120.


     The principal activity of ONB is to own, manage and supervise its affiliate banks and its non-bank subsidiaries, each of which is held by ONB as a separate wholly-owned subsidiary. The primary sources of ONB's revenues are dividends and fees received from its subsidiaries. There are various legal limitations on the extent to which the affiliate banks may finance, pay dividends to or otherwise supply funds to ONB. See "REGULATORY CONSIDERATIONS."

     ONB's affiliate banks engage in a wide range of commercial and consumer banking activities and provide other services relating to the general banking business. Set forth below is a list of ONB's affiliate banks by state.

       Illinois                       Indiana                     Kentucky
       --------                       -------                     --------
 -The National Bank of      -Bank of Western Indiana     -City National Bank
     Carmi                      (Covington)                 (Fulton)
 -First National Bank       -Citizens National Bank      -Farmers Bank & Trust
    (Oblong)                   (Tell City)                  Company
 -Palmer-American National  -Clinton State Bank             (Henderson)
    Bank  (Danville)           (Clinton)                 -Farmers Bank & Trust
 -Peoples National Bank     -Dubois County Bank              Company
    (Lawrenceville)            (Jasper)                      (Madisonville)
 -Security Bank & Trust     -First Citizens Bank & Trust -First State Bank
    Company (Mt. Carmel)       Company  (Greencastle)        (Greenville)
 -First National Bank       -Gibson County Bank          -Morganfield National
    (Harrisburg)               (Princeton)                   Bank
                            -Merchants National Bank
                               (Terre Haute)
                            -Old National Bank (Evansville)
                            -ONB Bank (Bloomington)
                            -Orange County Bank (Paoli)
                            -People's Bank & Trust
                               Company (Mt. Vernon)
                            -Rockville National  Bank
                               (Rockville)
                            -Security Bank & Trust
                                Company (Vincennes)
                            -United Southwest Bank
                                (Washington)

     In addition to these affiliate banks, ONB has eight non-bank affiliates. Indiana Old National Insurance Company reinsures credit life, accident and health insurance of installment consumer borrowers of ONB's affiliate banks; Old National Realty Company, Inc. owns real properties which are incidental to ONB's operations; Old National Service Corporation provides data processing services to ONB's affiliate banks and to third parties; and Consumer Acceptance Corporation is a consumer finance company. ONB Investment Services, Inc., a subsidiary of Old National Bank in Evansville and a registered broker/dealer, provides brokerage services to a number of the customers of ONB's affiliate banks. ONB's other three (3) non-banking affiliates include Old National Trust Company, Old National Trust Company -- Illinois and Old National Trust Company -- Kentucky, all of which provide trust services in their respective states.

    On May 31, 1996, ONB completed its acquisition of The National Bank of Carmi, a national banking association located in Carmi, Illinois. The acquisition of The National Bank of Carmi was accomplished pursuant to the merger of The National Bank of Carmi into an interim subsidiary of ONB and the exchange of shares of ONB Common Stock for shares of common stock of The National Bank of Carmi.


ACQUISITION POLICY

    ONB anticipates that it will continue its policy of geographic expansion through consideration of acquisitions of financial institutions and insurance agencies located in Indiana, Kentucky and Illinois. Management of ONB currently is reviewing and analyzing potential acquisitions, as well as engaging in discussions or negotiations preliminary to letters of intent or agreements in principle concerning potential acquisitions. There can be no assurance that any of these discussions or negotiations will result in definitive agreements or consummated transactions.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The foregoing information concerning ONB does not purport to be complete. For additional information, see the documents filed by ONB and listed under "INCORPORATION OF CERTAIN DOCUMENTS BY
REFERENCE" in this Proxy Statement which are specifically incorporated herein by reference.


                       DESCRIPTION OF WCHI

BUSINESS

    WCHI, an Indiana corporation, became a unitary savings and loan holding company upon the conversion of WFSB from a federal mutual savings and loan institution to a federal stock savings bank in June, 1990. WCHI and WFSB conduct business from a single office in Bloomington, Monroe County, Indiana, and WFSB operates a branch office in Ellettsville, Indiana. WFSB is and historically has been among the top real estate mortgage lenders in Monroe County and is one of the largest independent financial institutions headquartered in Monroe County. WFSB offers a variety of retail deposit and lending services. WCHI has no other business activity than being the holding company for WFSB. WCHI is the sole shareholder of WFSB.

TRANSACTIONS WITH CERTAIN RELATED PERSONS

    WCHI has followed the policy of offering loans to its Directors, officers and employees for the financing of their principal residences and for other personal loan purposes, including overdraft and credit card lines of credit. All such loans made since the adoption of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and all such loans in excess of $60,000 were made in the ordinary course of business on substantially the same terms and collateral as those of comparable transactions prevailing at the time and do not involve more than the normal risk of collectibility or present other unfavorable features.


INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The foregoing information concerning WCHI does not purport to be complete. For additional information, see the documents filed by WCHI and listed under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in this Proxy Statement which are specifically incorporated herein by reference.


                    REGULATORY CONSIDERATIONS

REGULATION OF ONB AND AFFILIATES

    ONB Regulation. ONB is registered as a bank holding company and is subject to the regulations of the Federal Reserve under the BHC Act. Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHC Act requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

    ONB and its affiliate banks are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between a depository institution and its executive officers and its affiliates, prescribes terms and conditions for affiliate transactions deemed to be consistent with safe and sound banking practice, and restricts the types of collateral security permitted in connection with an institution's extension of credit to an affiliate.

    Affiliate Regulation. The affiliate banks of ONB which are national banks are supervised, regulated and examined by the Office of the Comptroller of the Currency ("OCC"). The affiliate

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banks of ONB which are state banks chartered in Indiana are supervised, regulated and examined by the Indiana Department of Financial Institutions. ONB's affiliate banks chartered in Kentucky are supervised, regulated and examined by the Kentucky Department of Financial Institutions and those affiliate banks chartered in Illinois are supervised, regulated and examined by the Illinois Commissioner of Banks and Trust Companies. In addition, those ONB affiliate banks which are state banks and members of the Federal Reserve are supervised and regulated by the Federal Reserve and those which are not members of the Federal Reserve are supervised and regulated by the Federal Deposit Insurance Corporation ("FDIC"). Each regulator has the authority to issue cease-and-desist orders if it determines that activities of the bank regularly represent an unsafe and unsound banking practice or a violation of law.

    Both federal and state law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosure, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

    Each affiliate of ONB has the power to engage in the business of banking as provided by the law of its state of incorporation. These laws differ from state to state and from federal law to state law. However, insured state-chartered banks are prohibited under FDICIA from engaging as principal in activities that are not permitted for national banks under federal law, unless (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards.

REGULATION OF WCHI

    WCHI is regulated as a "non-diversified savings and loan company" within the meaning of the Home Owners' Loan Act, as amended ("HOLA") and subject to regulatory oversight of the Director of the OTS. As such, WCHI is registered with the OTS and thereby subject to OTS regulations, examinations, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, WFSB is subject to certain restrictions in its dealings with WCHI and with other companies affiliated with WCHI.


    HOLA general prohibits a savings and loan company, without prior approval of the Director of OTS, from (i) acquiring control of any other savings association or savings and loan holding company or controlling the assets thereof or (ii) acquiring or retaining more than 5 percent of the voting shares of a savings association or holding company thereof which is not a subsidiary. Additionally, under certain circumstances a savings and loan holding company is permitted to acquire, with the approval of the Director of the OTS, up to 15 percent of previously unissued voting shares of an under-capitalized savings association for cash without that savings association being deemed controlled by the holding company. Except with the prior approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may also acquire control of any savings institution, other than a subsidiary institution, or any other savings and loan holding company.

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    WCHI is a unitary savings and loan holding company.  There are generally no restrictions on the permissible business activities of a unitary savings and loan holding company. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness, or stability of its subsidiary savings association, the Director of the OTS may impose such restrictions as deemed necessary to address such risk and limiting (i) payment of dividends by the savings association,
(ii) transactions between the savings association and its affiliates, and (iii) any activities of the savings association that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings association.


    Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings association subsidiary of such a holding company fails to meet the Qualified Thrift Lender ("QTL") test, then such unitary holding company would become subject to the activities restrictions applicable to multiple holding companies. (Additional restrictions on securing advances from the FHLB also apply.) See "REGULATORY CONSIDERATIONS -- Regulation of WFSB, Qualified Thrift Lender Requirement." At June 30, 1996, WFSB's asset composition was in excess of that required to qualify WFSB as a Qualified Thrift Lender.

    If WCHI were to acquire control of another savings institution other than through a merger or other business combination with WFSB, WCHI would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings association meets the QTL test, the activities of WCHI and any of its subsidiaries (other than WFSB) or other subsidiary savings associations) would thereafter be subject to further restrictions. HOLA provides that, among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings association shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity other than
(i) furnishing or performing management services for a subsidiary savings association, (ii) conducting an insurance agency or escrow business, (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution,
(iv) holding or managing properties used or occupied by a subsidiary savings institution, (v) acting as trustee under deeds of trust, (vi) those activities previously directly authorized by the FSLIC by regulation as of March 5, 1987, to be engaged in by multiple holding companies or (vii) those activities authorized by the FRB as permissible for bank holding companies, unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies. Those activities described in (vii) above must also be approved by the Director of the OTS prior to being engaged in by a multiple holding company.

    The Director of the OTS may also approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state, if the multiple savings and loan holding company involved controls a savings association which operated a home or branch office in the state of the association to be acquired as of March 5, 1987, or if the laws of the state in which the institution to be acquired is located specifically permit institutions to be acquired by state-chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions). Also, the Director of the OTS may approve an acquisition resulting in a

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multiple savings and loan holding company controlling savings associations in more than one state in the case of certain emergency thrift acquisitions.

    Indiana law permits acquisitions of certain federal and state SAIF-insured savings associations and their holding companies ("Savings Associations") located in Indiana, Ohio, Kentucky, Illinois, and Michigan (the "Region") by other Savings Associations located in the Region. Savings Associations with their principal place of business in one of the states in the Region (other than Indiana) may acquire Savings Associations with their principal place of business in Indiana if, subject to certain other conditions, the state of the acquiring association has reciprocal legislation permitting the acquisition of Savings Associations and their holding companies in that state by Indiana Savings Associations. Each of the states in the Region has, at least to a certain degree, reciprocal legislation. The Indiana statute also authorizes Indiana Savings Associations to acquire other Savings Associations in the Region. Following the acquisition, an acquired Indiana Savings Association and any other Indiana Savings Association subsidiary owned by the acquiror must hold no more than 15% of the total Savings Association deposits in Indiana.

    No subsidiary savings association of a savings and loan holding company may declare or pay a dividend on its permanent or nonwithdrawable stock unless it first gives the Director of the OTS 30 days advance notice of such declaration and payment. Any dividend declared during such period or without giving notice shall be invalid.


Regulation of WFSB

    General. As a Savings Association Insurance Fund ("SAIF")-insured savings association, WFSB is subject to supervision and regulation by the Director of the OTS, as is ONB Bank. Following the Affiliation, ONB Bank will continue to be supervised and regulated by the OTS. Under OTS regulations, WFSB is required to obtain audits by independent auditors and to be examined periodically by the Director of the OTS. WFSB is subject to assessments by the OTS and the FDIC to cover the costs of such examinations. The Director of the OTS also is authorized to promulgate regulations to ensure the safe and sound operations of savings associations and may impose various requirements and restrictions on the activities of savings associations.

    The activities of savings associations are governed by HOLA and, in certain respects, the Federal Deposit Insurance Act, as amended ("FDI Act").


    Qualified Thrift Lender Requirement. In order for WFSB to exercise the powers granted to federally-chartered savings associations and maintain full access to Federal Home Loan Bank advances, it must be a "qualified thrift lender" ("QTL"). A savings institution is a QTL if its qualified thrift investments continue to equal or exceed 65% of the savings institution's portfolio assets on a monthly average basis in 9 out of 12 months. As of June 30, 1996, WFSB's qualified thrift investments represented 98.57% of its portfolio assets. Qualified thrift investments generally consist of (i) various housing related loans and investments (such as residential construction and mortgage loans, home improvement loans, manufactured housing loans, home equity loans and mortgage-backed securities),
(ii) certain obligations of the FSLIC, the FDIC, the FSLIC Resolution Fund and the Resolution Trust Corporation (for limited periods), and (iii) shares of stock issued by any Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association.

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
    Liquidity. Under applicable federal regulations, savings associations are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain banker's acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations) of not less than 5% of the average daily balance of the savings association's net withdrawable deposits plus short-term borrowings during the preceding calendar month. As of June 30, 1996, WFSB's liquid assets represented 7.09% of its net withdrawable deposits plus short-term borrowings during the preceding calendar month. Under HOLA, this liquidity requirement may be changed from time to time by the Director of the OTS to any amount within the range of four percent to ten percent, depending upon economic conditions and the deposit flows of member institutions. A savings institution is also required to maintain an average daily balance of short-term liquid assets of not less than 1% of the average daily balance of its net withdrawable deposits and short-term borrowings during the preceding calendar month. At March 31, 1996, WFSB was in compliance with these liquidity requirements.

    Loans-to-One-Borrower Limitations. HOLA generally requires savings associations to comply with the loans-to-one-borrower limitations applicable to national banks. In general, national banks may make loans to one borrower in amounts up to 15% of the bank's unimpaired capital and surplus, plus an additional 10% of capital and surplus for loans secured by readily marketable collateral. At June 30, 1996, WFSB's loan-to-one-borrower limitation was approximately $3.8 million. Under certain OTS regulations, a savings institution may make loans to one borrower for residential housing developments in amounts up to 30% of the bank's unimpaired capital and surplus upon prior notice to and approval of the OTS and provided that all loans made in reliance upon the increased lending limit do not, in the aggregate, exceed 150% of the bank's unimpaired capital and surplus. At June 30, 1996, all of WFSB's loans complied with these limits.

    Commercial Real Property Loans. HOLA limits the aggregate amount of commercial real estate loans that a federal savings institution may make to an amount not in excess of 400% of the savings institution's capital.

    WFSB's Subsidiaries. The OTS regulations permit federal savings associations to invest in the capital stock, obligations or specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding three percent of an institution's assets, provided any investment over two percent is used for specified community or inner-city development purposes. In addition, federal regulations permit institutions to make specified types of loans to such subsidiaries, in which the institution owns more than ten percent of the stock, in an aggregate amount not exceeding 50% of the institution's regulatory capital if the institution's investment is in compliance with applicable loans-to-one-borrower regulations. A savings institution which acquires a non-savings institution subsidiary, or which elects to conduct a new activity within a subsidiary, must give the FDIC and the OTS at least 30 days' advance written notice. The FDIC may, after consultation with the OTS, prohibit specific activities if it determines such activities pose a serious threat to SAIF. WFSB's one such subsidiary is RISC.

    Branching. The rules of the OTS on branching by federally-chartered savings associations permit nationwide branching to the extent allowed by federal statute. This permits federal savings associations with interstate networks to diversify their loan portfolio and lines of business. The OTS

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authority pre-empts any state law purporting to regulate
branching by federal savings associations.

CAPITAL ADEQUACY GUIDELINES

    Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines which require a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) of 8%. At least half of the total required capital must be "Tier 1 capital," consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% in the case of bank holding companies which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

    The following are ONB's regulatory capital ratios as of June
30, 1996:


              Tier 1 Capital:        13.04%

              Total Capital:         15.18%

              Leverage Ratio:         8.35%

    Depository institution affiliates of ONB and WFSB are required to meet similar capital adequacy ratios. The FDIC, OCC and OTS have adopted risk-based capital ratio guidelines to which depository institutions under their respective supervision are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

    Like the capital guidelines established by the Federal Reserve, these guidelines divide an institution's capital into two tiers. Depository institutions are required to maintain a total risk-based capital ratio of 8%. The agencies may, however, set higher capital requirements when an institution's particular circumstances warrant. Depository institutions experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

    In addition, the agencies established guidelines prescribing a minimum Tier 1 leverage ratio of 3% for depository institutions that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other institutions are

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required to maintain a Tier 1 leverage ratio of 3% plus an
additional 100 to 200 basis points.

    All of ONB's affiliate banks as well as WFSB exceed the risk-based capital guidelines as of June 30, 1996. For additional information pertaining to WCHI's regulatory capital, see "Liquidity and Capital Resources" under the caption "Management Discussion and Analysis of Financial Condition and Results of Operations" contained in WCHI's Annual Report to Shareholders for the fiscal year ended December 31, 1995.

    The OTS has promulgated a rule which sets forth the methodology for calculating an interest rate risk component to be incorporated into the OTS regulatory capital rule, although it has delayed implementation of the rule. Under the rule, only savings associations with "above normal" interest rate risk (institutions whose portfolio equity would decline in value by more than 2% of assets in the event of a hypothetical 200-basis point move in interest rates) will be required to maintain additional capital for interest rate risk under the risk-based capital framework. An institution with an "above normal" level of exposure will have to maintain additional capital equal to one-half the difference between its measured interest rate risk (the most adverse change in the market value of its portfolio resulting from a 200-basis point move in interest rates divided by the estimated market value of its assets) and 2%, multiplied by the market value of its assets. That dollar amount of capital is in addition to an institution's existing risk-based capital requirement. The OTS decided to delay implementation of this rule, pending the testing of an OTS appeals process for certain institutions subject to capital deductions under the new rule. However, during this delay, the OTS has stated that it will continue to closely monitor interest rate risk at individual institutions and it retains the authority, on a case-by-case basis, to impose additional capital requirements for individual institutions with significant interest rate risk.

    The OCC, Federal Reserve, and FDIC issued a joint policy statement providing guidance in sound practices for managing interest rate risk. This policy statement replaces a prior proposed policy statement which the agencies had issued regarding a supervisory homework measure and assessing bank's interest rate exposure.

    The capital requirements described above are minimum requirements. Higher capital levels will be required by the federal banking regulators if warranted by the particular circumstances or risk profiles of individual institutions. For example, the regulations of both the FDIC and the OCC provide that additional capital may be required to take adequate account of the risks posed by concentrations of credit and nontraditional activities, interest rate risk and the bank's ability to manage such risks. As of June 30, 1996, none of ONB's affiliate banks or WFSB had been directed by its primary federal regulator to maintain capital at a level in excess of the minimum regulatory requirements.

    It is too early to assess the impact, if any, these new rules and related proposals will have on ONB or its subsidiaries.

BRANCHING AND ACQUISITIONS

    Branching. Branching by ONB affiliate banks in Indiana, Kentucky and Illinois is subject to the jurisdiction, and requires the prior approval, of the bank's primary federal regulatory authority and, if the branching bank is a state bank, of the Indiana Department of Financial Institutions, Kentucky

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Department of Financial Institutions or Illinois Commissioner of
Banks and Trust Companies (depending upon the location of the principal office of the bank). Under current law, branches may be established by banks in Illinois and Indiana throughout the state; whereas in Kentucky, branches may only be established in the home county of the bank. As discussed below, Congress recently authorized interstate branching, with certain limitations, beginning in 1997, and Indiana and Illinois have adopted legislation permitting interstate branching under certain circumstances.

    Acquisitions. Bank holding companies, such as ONB, are prohibited by the BHC Act from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or savings association or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. Additionally, ONB is prohibited by the BHC Act from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHC Act does not place territorial restrictions on the activities of such nonbanking-related activities.

    The BHC Act specifically authorizes a bank holding company, upon receipt of appropriate approvals from the Federal Reserve and the Director of the OTS, to acquire control of any savings association or holding company thereof wherever located. Similarly, a savings and loan holding company may acquire control of a bank. A savings association acquired by a bank holding company cannot continue any non-banking activities not authorized for bank holding companies. Savings associations acquired by a bank holding company may, if located in a state where the bank holding company is legally authorized to acquire a bank, be converted to the status of a bank, but deposit insurance assessments and payments continue to be paid by the association to the SAIF. A savings association so converted to a bank becomes subject to the branching restrictions applicable to banks. Also, any insured depository institution may merge with, acquire the assets of, or assume the liabilities of any other insured depository institution with the appropriate regulatory approvals if (i) continued payments of deposit insurance premiums are made on the acquired depository institution's deposits (including an assumed rate of growth in such deposits) to SAIF (if the acquired institution was a SAIF member) or to the Bank Insurance Fund ("BIF") (if the acquired institution was a BIF member), (ii) the acquiring institution and any holding company in control thereof meet all applicable capital requirements at the time of the transaction, and (iii) if the acquiring institution is a BIF member, the transaction meets any limitations on geographic expansion.

INTERSTATE BANKING

    In 1994, Congress enacted sweeping changes to the interstate branching and expansion powers of depository institutions and their holding companies in The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), which allows for interstate banking and interstate branching without regard to whether such activity is permissible under state law. Beginning on September 29, 1995, bank holding companies were permitted to acquire banks anywhere in the United States subject to certain state restrictions. Beginning on June 1, 1997, an insured bank may merge with an insured bank in another state without regard to whether such merger is prohibited by state law, unless the state opts out of this new legislation before June 1, 1997.

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Additionally, an out-of-state bank may acquire the branches of an insured bank in another state without acquiring the entire bank; provided, however, that the law of the state where the branch is located permits such an acquisition. States may permit interstate branching earlier than June 1, 1997, where both states involved with the bank merger expressly permit it by statute. Further, bank holding companies may merge existing bank subsidiaries located in different states into one bank, as permitted under this new statute.

    Indiana now permits interstate branching (both de novo and by acquisition) in accordance with Riegle-Neal subject to certain conditions. Illinois enacted interstate branching legislation which will be effective as of June 1, 1997. The Illinois legislation does not permit de novo branching into Illinois by an out-of-state bank or the acquisition of a branch in Illinois without the acquisition of the entire bank. Kentucky has not adopted legislation pertaining to Riegle-Neal.

    An insured bank subsidiary may act as an agent for an affiliated bank or, subject to certain limitations, a savings association in offering limited banking services (receive deposits, renew time deposits, close loans, service loans and receive payments on loans obligations) both within the same state and across state lines.

FDICIA

    FDICIA accomplished a number of sweeping changes in the regulation of depository institutions. FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

    The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, generally a leverage ratio 4% or greater and does not meet the definition of a well-capitalized institution. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%, and "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

    "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution as described above. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more of a number of requirements and restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from

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correspondent banks, and restrictions on compensation of
executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

    On July 10, 1995, the federal banking regulators, including the FDIC, the OCC and the OTS, published final guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. The federal banking agencies have also published for comment proposed asset quality and earnings standards which, if adopted, would be added to the safety and soundness guidelines. This proposal, like the final guidelines discussed above, would establish the goals to be achieved with respect to asset quality and earnings, and each institution would be responsible for establishing its own procedures to meet such goals.

DEPOSIT INSURANCE

    The deposits of ONB's affiliate banks are insured up to $100,000 per insured account, by the BIF, except for deposits acquired in connection with affiliations with savings associations, which deposits are insured by the SAIF. WFSB's deposits are insured by SAIF. Accordingly, ONB pays deposit insurance premiums to both BIF and SAIF and will continue to pay SAIF premiums with respect to all deposits of WFSB acquired in the Affiliation. If the FDIC believes that an increase in the insurance rates is necessary, it may increase the insurance premiums applicable to BIF or SAIF. Currently SAIF premiums are significantly higher than BIF premiums; however, Congress is considering a number of alternatives to address this issue and maintain relative equality among premium payments, including a large one-time assessment on savings associations, requiring banks to help finance the bonds issued to recapitalize the thrift
industry, and merging SAIF and BIF.   Some Congressional
proposals also require savings associations to convert to bank charters. It is difficult at this time to assess whether Congress will address the SAIF/BIF premium differential and, if so, what impact its legislative solution to that problem will have on ONB and its subsidiaries, WCHI, and WFSB.

    The amount each institution pays for FDIC deposit insurance coverage is determined in accordance with a risk-based assessment under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions

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classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. For the semi-annual assessment period ended June 30, 1996, BIF assessments ranged from nearly 0% (statutory minimum assessment of $1,000 paid to the BIF) to 0.27% of deposits while SAIF assessments ranged from 0.23% to 0.31% of deposits. For the semi-annual assessment period beginning on July 1, 1996, the BIF and SAIF assessments will remain as provided above. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

    The supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. Deposit insurance assessments may increase depending upon the category and subcategory, if any, to which the bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the earnings of ONB and its affiliate banks, WCHI and WFSB, and any decrease could have a positive effect on the earnings of ONB and its affiliate banks, WCHI and WFSB.

ADDITIONAL MATTERS

    In addition to the matters discussed above, ONB's affiliate banks and WFSB are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

    The extensive regulation, supervision and examination of financial institutions by the bank regulatory agencies is intended primarily for the protection of the insurance fund and depositors. Moreover, such regulation imposes substantial restrictions on the operations and activities of such institutions, and grants to regulators broad discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to classification of assets and establishment of adequate loan loss reserves. Any changes in such regulations, whether by legislation or regulatory action, could have a material impact on ONB affiliates and their operations. ONB cannot predict what, if any, future actions may be taken by legislative or regulatory authorities or what impact any such actions may have on the operations of its affiliates.

    The earnings of financial institutions are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the United States Government and its various agencies, particularly the Federal Reserve.

    Additional legislation and administrative actions affecting the banking industry are being considered and in the future may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation of administrative action will be enacted or the extent to which the banking industry in general or ONB and its affiliate banks, WCHI and WFSB in particular would be affected thereby.

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
                    COMPARISON OF COMMON STOCK

    The rights of holders of WCHI Common Stock who receive ONB Common Stock in the Affiliation will be governed by the laws of the State of Indiana, the state in which ONB is incorporated, and by ONB's Amended and Restated Articles of Incorporation ("ONB's Articles of Incorporation") and ONB's By-Laws, as amended ("ONB's By-Laws"). The rights of WCHI shareholders are presently governed by the laws of the State of Indiana, the state in which WCHI is incorporated, and by WCHI's Articles of Incorporation and By-Laws. The rights of WCHI shareholders differ in certain respects from the rights they would have as ONB shareholders, including for ONB anti-takeover measures and the vote required for the amendment of significant provisions of the articles of incorporation and for the approval of significant corporate transactions. The following summary comparison of ONB Common Stock and WCHI Common Stock includes all material features of such shares but does not purport to be complete and is qualified in its entirety by reference to ONB's Articles of Incorporation and By-Laws and the Articles of Incorporation and By-Laws of WCHI.


AUTHORIZED BUT UNISSUED SHARES

    ONB's Articles of Incorporation currently authorize the issuance of 50,000,000 shares of ONB Common Stock, of which approximately 24,907,786 million shares were outstanding as of June 30, 1996. The remaining authorized but unissued shares of common stock may be issued upon authorization of the Board of Directors of ONB without prior shareholder approval. ONB has 2,000,000 shares of preferred stock authorized. These shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Board of Directors of ONB. No shares of preferred stock are presently outstanding.

    The Board of Directors of ONB has authorized a series of preferred stock designated as Series A preferred stock. The Board of Directors of ONB has designated 200,000 shares of Series A preferred stock in connection with the shareholder rights plan of ONB. The ONB Series A preferred stock may not be issued except upon exercise of certain rights ("Rights") pursuant to such shareholder rights plan. No shares of Series A preferred stock have been issued as of the date of this Proxy Statement. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions -- ONB's Shareholder Rights Plan" below.

    The shares of ONB Series A preferred stock are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to all other series of preferred stock of ONB. Each share of ONB Series A preferred stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on ONB Common Stock. In addition, the ONB Series A preferred stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the ONB Common Stock, in like kind. In the event of liquidation, the holders of ONB Series A preferred stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100.00 per share or 100 times the liquidation payment made per share of ONB Common Stock. Each share of ONB Series A preferred stock will have 100 votes, subject to adjustment, voting together with the ONB Common Stock and not as a separate class unless otherwise required by law or ONB's Articles of Incorporation. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of ONB Series A preferred stock will be entitled to receive 100 times the amount received per share of ONB Common Stock. The rights of the ONB Series A preferred stock as to dividends, voting rights and liquidation are protected by antidilution provisions. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions."


    As of June 30, 1996, ONB had 1,540,053 million shares of ONB Common Stock reserved for issuance under ONB's dividend reinvestment and stock purchase plan and 1,339,923 million shares of its common stock reserved for issuance upon conversion of its outstanding 8% convertible subordinated debentures. Such debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of ONB Common Stock at a conversion rate of 44.643 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $22.40 per share), subject to adjustment in certain events.

    The issuance of additional shares of ONB Common Stock to persons who were not holders of ONB Common Stock prior to such issuance or the issuance of ONB preferred stock may adversely affect the interests of ONB shareholders.

    The Articles of Incorporation of WCHI authorizes the issuance of 5,000,000 shares of WCHI Common Stock, no par value per share, of which __________ shares were issued and outstanding as of the Record Date, and options for __________ shares were outstanding on that date. Following the Affiliation, all of the outstanding shares of WCHI Common Stock will be cancelled, and any outstanding options at the effective time will be converted into options for ONB Common Stock. See "PROPOSED AFFILIATION - Exchange of WCHI Common Stock."

    WCHI has 2,000,000 shares of Preferred Stock, no par value, authorized, of which none are issued. Such shares are available to be issued without shareholder approval under the Articles of Incorporation of WCHI; however, pursuant to the Agreement, WCHI is restricted in issuing such shares.

PREEMPTIVE RIGHTS

    Neither ONB's nor WCHI's shareholders have preemptive rights to subscribe for any new or additional ONB Common Stock or WCHI Common Stock, respectively, or other securities. Preemptive rights may be granted to ONB's and WCHI's shareholders if their respective Articles of Incorporation are amended accordingly.

DIVIDEND RIGHTS

    The holders of ONB Common Stock and WCHI Common Stock are entitled to dividends and other distributions when, as and if declared by their respective Boards of Directors out of funds legally available therefor. A dividend may not be paid by ONB if, after giving it effect, (1) ONB would not be able to pay its debts as they become due in the usual course of business, or
(2) ONB's total assets would be less than the sum of its total liabilities plus, unless ONB's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if ONB were to be dissolved at the time of the dividend. The same dividend limitations apply to WCHI shareholders.

    The amount of dividends, if any, that may be declared by ONB in the future will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since ONB is primarily dependent upon dividends paid by its subsidiaries for its revenues), the discretion of ONB's Board of Directors and other factors that may be appropriate in determining dividend policies.

    Cash dividends paid to ONB by its Illinois-chartered affiliate banks are limited by Illinois law to the bank's net profits then on hand, less losses and statutorily-defined bad debts. Cash dividends paid to ONB by its Indiana-chartered affiliate banks in excess of total net profits for the year of declaration plus retained net profits for the previous two (2) years may not be declared without approval of the Indiana Department of Financial Institutions. Cash dividends paid to ONB by its Kentucky-chartered affiliate banks are limited by Kentucky law to so much of the net profits of the banks, after deducting all expenses, losses, bad or suspended debts and interest and taxes accrued or due from the banks, as the boards of directors of the banks deem expedient. In addition, the approval of the Kentucky Commissioner of Banks is required if the total of all dividends declared by a Kentucky bank in any calendar year exceeds the bank's net profit for that year and the net retained profits from the preceding two years, less any transfers to surplus or a fund for retirement of preferred stock or debt. ONB's national affiliate banks may pay cash dividends on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years. The ability of ONB Bank, as a savings association, to pay dividends to ONB is limited by OTS regulations, as is WFSB. The OTS regulations impose limitations on capital distributions by savings associations, including ONB Bank and WFSB. Under the OTS's rule, a savings institution is classified as a tier 1 institution, a tier 2 institution, or a tier 3 institution, depending upon its level of regulatory capital both before and after giving effect to a proposed capital distribution. A tier 1 institution may generally make capital distributions in any calendar year up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (i.e., the percentage by which the institution's capital-to-assets ratio exceeds the ratio of its capital requirements to its assets) at the beginning of the calendar year. No regulatory approval of the capital distribution is required, but prior notice must be given to the OTS. Restrictions exist on the ability of tier 2 and tier 3 institutions to make capital distributions. For purposes of this regulation, ONB Bank and WFSB are each a tier 1 institution.

    Dividends paid by ONB's affiliate banks and WFSB may be restricted to a lesser amount than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks' principal federal regulatory authorities. See "REGULATORY CONSIDERATIONS." If a bank's capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited without prior regulatory approval. None of ONB's affiliate banks nor WFSB is currently subject to such a restriction.

VOTING RIGHTS

    The holders of the outstanding shares of ONB Common Stock and WCHI Common Stock are entitled to one vote per share on all matters presented for shareholder vote. ONB and WCHI shareholders do not have cumulative voting rights in the election of directors. Under cumulative voting, the number of shares a shareholder is entitled to vote multiplied by the number of Directors to be elected represents the number of votes a shareholder may cast at such election, and a shareholder may cast

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
all such votes for one candidate or distribute them among any two or more candidates. The absence of cumulative voting rights in the election of Directors may render it more difficult for a minority shareholder to elect a nominee as a Director.

    Indiana law generally requires that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles of incorporation requiring a higher percentage vote for certain transactions. ONB's and WCHI's Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of the issued and outstanding shares of ONB Common Stock. Indiana law permits a corporation in its articles of incorporation to prescribe a higher shareholder vote for certain amendments to the articles of incorporation. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions."

    Indiana law requires shareholder approval for most amendments to a corporation's articles of incorporation -- under Indiana law, by a majority of a quorum present at a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). Indiana law permits a corporation in its articles of incorporation to prescribe a higher shareholder vote for certain amendments to the Articles of Incorporation. ONB's Articles of Incorporation require a super-majority shareholder vote of eighty percent (80%) of the outstanding shares of ONB Common Stock for the amendment of certain significant provisions. Amendments to WCHI's Charter require a super-majority shareholder vote of eighty percent (80%) of the outstanding shares of WCHI Common Stock for the amendment of certain significant provisions.

DISSENTERS' RIGHTS

    The holders of WCHI Common Stock and ONB Common Stock possess no dissenters' rights in connection with the Affiliation. See "PROPOSED AFFILIATION -- No Dissenters' on Appraisal Rights." ONB shareholders would not have dissenters' rights for any future merger or acquisition so long as ONB Common Stock is traded on the NASDAQ National Market System.

LIQUIDATION RIGHTS

    In the event of any liquidation or dissolution of ONB, the holders of shares of ONB Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of ONB's liabilities and any rights of creditors and holders of shares of ONB preferred stock then outstanding. Similar liquidation rights apply to shareholders of WCHI.

ASSESSMENT AND REDEMPTION

    Under Indiana law, shares of ONB Common Stock and WCHI
Common Stock are not liable to further assessment. ONB may redeem or acquire shares of ONB Common Stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. ONB may not redeem or acquire shares of ONB Common Stock if, after giving such redemption or acquisition effect, ONB would not be able to pay its debts as they become due in the usual course of business, or ONB's total assets would be less than the sum of its total liabilities plus, unless ONB's

Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if ONB were to be dissolved at the time of the redemption or acquisition. WCHI has similar redemption rights and limitations under Indiana law.

    In addition, ONB must give prior notice to the Federal Reserve if the consideration to be paid by it for any redemption or acquisition of its respective shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding twelve (12) months, equals or exceeds 10% of its consolidated net worth. This requirement does not, however, apply to a bank holding company which is deemed to be "well-capitalized" as defined pursuant to FDICIA (see "Regulatory Considerations -- FDICIA") and which received a composite rating of 1 or 2 at its most recent Federal Reserve examination and which is not the subject of any unresolved supervisory issues. This requirement does not currently apply to ONB.

ANTI-TAKEOVER PROVISIONS

    The anti-takeover measures applicable to ONB and WCHI, as described below, may have the effect of discouraging or rendering it more difficult for a person or other entity to acquire control of ONB or WCHI, respectively. These measures may have the effect of discouraging certain tender offers for shares of ONB Common Stock or WCHI Common Stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

    Indiana Law. Under the business combinations provision of Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. Further, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation of the corporation are complied with and a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the business combinations provision of Indiana law.

    An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for eighteen
(18) months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election. ONB and WCHI are covered by the business combinations provision of Indiana law, but this law will not apply to the Affiliation since ONB is not a 10% shareholder of WCHI.

    In addition to the business combinations provision, Indiana law also contains a "control share acquisition" provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Indiana law provides that, unless otherwise provided in an Indiana corporation's articles of incorporation or by-laws, certain acquisitions of shares of the

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
corporation's common stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. Upon disapproval of the resolution, the shares held by the acquiror shall be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. The constitutional validity of the control share acquisition provisions of Indiana law has in the past been challenged and has been upheld by the United States Supreme Court.

    This provision does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange. ONB and WCHI are each subject to the control share acquisition provision, but such provision will not apply to the Affiliation because the statute excludes from its coverage transactions such as the Affiliation.

    ONB's Articles of Incorporation. In addition to the protections provided by Indiana law, ONB's Articles of Incorporation require the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of capital stock for any business combination which is not recommended by the vote of two-thirds or more of the members of the Board of Directors. For purposes of ONB's Articles of Incorporation, "business combination" is defined to include: (1) a merger or consolidation of ONB with or into any other corporation, (2) any sale, lease, exchange or other disposition of any material part of the assets of ONB, or (3) any liquidation or dissolution of ONB or any material subsidiary of ONB.
Further, this provision cannot be altered, amended or repealed without the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of ONB Common Stock entitled to vote thereon.

    ONB's Articles of Incorporation also include provisions requiring (1) the Board of Directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, and (2) any person acquiring fifteen percent (15%) of the then issued and outstanding stock of ONB to pay equal consideration in connection with the acquisition of any further shares. These provisions require an eighty percent (80%) affirmative vote of the issued and outstanding shares of ONB Common Stock entitled to vote thereon in order to be altered, amended or repealed.

    ONB's Shareholder Rights Plan. On January 25, 1990, the Board of Directors of ONB declared a dividend of one (1) right for each issued and outstanding share of ONB Common Stock ("Right"). See "COMPARISON OF COMMON STOCK -- Authorized But Unissued Shares." The dividend was payable on March 15, 1990 to holders of record of ONB Common Stock at the close of business on March 1, 1990. Each Right entitles the registered holder, upon the occurrence of certain events involving a change in control of ONB, to purchase from ONB one-hundredth (1/100) of a share of ONB Series A preferred stock at an initial Purchase Price of $60.00, subject to adjustment. The terms and conditions of the Rights are contained in a Rights Agreement between ONB and Old National Bank in Evansville, as Rights Agent.

    The foregoing information concerning ONB's Shareholder Rights Plan does not purport to be complete. For additional information, see The Rights Agreement, dated March 1, 1990, between ONB and Old National Bank of Evansville, as Trustee, which is specifically incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

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
    WCHI's Articles of Incorporation.

    Directors. Certain provisions in the Articles of Incorporation and By-Laws of WCHI will impede changes in majority control of the Board of Directors of WCHI. The Articles of Incorporation provide that the Board of Directors of WCHI is divided into three classes, with directors in each class elected for three-year staggered terms. Therefore, it would take two annual elections to replace a majority of WCHI's Board.

    The Articles of Incorporation also provide that the size of the Board of Directors shall range between five and fifteen directors, with the exact number of directors to be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors of WCHI.


    The Articles of Incorporation provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for remainder of the unexpired term only by a majority vote of the directors then in office. Finally, the By-Laws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

    The Articles of Incorporation provide that a director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of at least 80% of the shares eligible to vote generally in the election of directors. Removal for "cause" is limited to the grounds for termination in the OTS regulation relating to employment contracts of federally-insured savings associations.


    Restrictions on Call of Special Meetings. The Articles of Incorporation provide that a special meeting of shareholders may be called only by the Chairman of the Board of WCHI or pursuant to a resolution adopted by a majority of the total number of directors of WCHI. Shareholders are not authorized to call a special meeting.

    No Cumulative Voting. The Articles of Incorporation provide that there shall be no cumulative voting rights in the election of directors.

    Authorization of Preferred Stock. The Articles of Incorporation authorize 2,000,000 shares of preferred stock, without par value. WCHI is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of the law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (if any and which could be as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of WCHI not approved by the Board of Directors, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understanding for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board of Directors deems to be in the best interests of WCHI and its shareholders.

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    Evaluation of Offers.  The Articles of Incorporation of WCHI
provide that the Board of Directors of WCHI, when determining to take or refrain from taking corporate action on any matter, including making or declining to make any recommendation to WCHI's shareholders, may, in connection with the exercise of its judgment in determining what is in the best interest of WCHI, its subsidiaries and the shareholders of WCHI, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on WCHI's customers and WCHI's subsidiaries present and future account holders, borrowers, employees and suppliers; the effect on the communities in which WCHI and the Institution operate or are located; and the effect on the ability of WCHI to fulfill the objectives of a holding company and of WCHI's subsidiaries or future financial institution subsidiaries to fulfill the objectives of a stock savings association under applicable statutes and regulations. The Articles of Incorporation of WCHI also authorize the Board of Directors to take certain actions to encourage a person to negotiate for a change of control of WCHI or to oppose such a transaction deemed undesirable by the Board of Directors including the adoption of so-called shareholder rights plans. By having these standards and provisions in the Articles of Incorporation of WCHI, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of WCHI, even if the price offered is significantly greater than the then market price of any equity security of WCHI.

    Procedures for Certain Business Combinations. The Articles of Incorporation require that certain business combinations between WCHI (or any majority-owned subsidiary thereof) and a 10% or greater shareholder either be approved (i) by at least 80% of the total number of outstanding voting shares of WCHI or (ii) by a majority of certain directors unaffiliated with such 10% or greater shareholder or involve consideration per share generally equal to the higher of (A) the highest amount paid by such 10% shareholder or its affiliates in acquiring any shares of the WCHI Common Stock or (B) the "Fair Market Value" (generally, the highest closing bid paid for the WCHI Common Stock during the thirty days preceding the date of the announcement of the proposed business combination or on the date the 10% or greater shareholder became such, whichever is higher).

    Amendments to Articles of Incorporation and By-Laws. Amendments to the Articles of Incorporation must be approved by a majority vote of WCHI's Board of Directors and also by a majority of the outstanding shares of WCHI's voting shares; provided, however, that approval by at least 80% of the outstanding voting shares is required for certain provisions (i.e., provisions relating to number, classification, and removal of directors; amendment of the By-Laws; call of special shareholder meetings; criteria for evaluating certain offers; certain business combinations; and amendments to provisions relating to the foregoing). The provisions concerning limitations on the acquisition of shares may be amended only by an 80% vote of WCHI's outstanding shares unless at least two-thirds of WCHI's Continuing Directors (directors of WCHI on February 13, 1990, or directors recommended for appointment or election by a majority of such directors) approve such amendments in advance of their submission to a vote of shareholders (in which case only a majority vote of shareholders is required).

    The By-Laws may be amended only by a majority vote of the actual number of directors of WCHI.

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DIRECTOR LIABILITY

    Under Indiana law, a director of ONB or WCHI will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation and (2) such breach or failure to perform constitutes willful misconduct or recklessness.

DIRECTOR NOMINATIONS

    ONB's By-Laws require that all nominations for election as directors of ONB shall be made by the Board of Directors of ONB in accordance with the By-Laws. Under the By-Laws, the Nominating Committee of the Board of Directors of ONB ("Nominating Committee") is required to submit to the entire Board of Directors its recommendation of nominees for election as directors of ONB prior to each annual or special meeting of shareholders at which directors will be elected.


    The Nominating Committee is comprised of five (5) directors of ONB, none of whom is an officer or employee of ONB. The Nominating Committee maintains the responsibility to recruit potential director candidates, recommend changes to the entire Board of Directors concerning the size, composition and responsibilities of the Board of Directors, review proxy documents received from shareholders relating to the Board of Directors and review suggestions of shareholders regarding nominees for election as directors. All such suggestions of shareholders with respect to director nominations must be submitted in writing to the Nominating Committee not less than 120 days prior to the date of the annual or special meeting of shareholders at which directors will be elected.

    With respect to WCHI, nominations of persons for election to the Board of Directors may be made at a meeting of shareholders by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board of Directors or by any shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedure set forth in WCHI's By-Laws.

                             OPINIONS

    Certain legal matters in connection with the Agreement will be passed upon for ONB by the law firm of Krieg DeVault Alexander & Capehart, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204, and for WCHI by the law firm of Barnes & Thornburg, 11 South Meridian Street, Suite 1313, Indianapolis, Indiana 46240.


                             EXPERTS

    The consolidated financial statements of ONB and affiliates incorporated by reference into this Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been so incorporated by reference into this Proxy Statement in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

                                     -53-
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
    The consolidated financial statements of WCHI as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference into this Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    Representatives of KPMG Peat Marwick LLP are not expected to be at the Special Meeting.



                          OTHER MATTERS

    The Special Meeting is called for the purposes set forth in the Notice attached to this Proxy Statement. The Board of Directors of WCHI knows of no other matters for action by shareholders at the Special Meeting other than the matters described in the Notice. However, the enclosed revocable proxy will confer discretionary authority to the persons named therein with respect to any such matters, none of which are known to the Board of Directors of WCHI as of the date hereof, which may properly come before the Special Meeting. It is the intention of the persons named in the proxy to vote pursuant to the proxy with respect to such matters in accordance with the recommendation of the Board of Directors of WCHI.



                                     -54-
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

                                                       APPENDIX A

               AGREEMENT OF AFFILIATION AND MERGER


    THIS AGREEMENT OF AFFILIATION AND MERGER ("Agreement"), dated as of this 8th day of April, 1996, by and among OLD NATIONAL BANCORP ("ONB"), ONB BANK ("ONB Bank"), WORKINGMENS CAPITAL HOLDINGS, INC. ("Capital Holdings") and WORKINGMENS FEDERAL SAVINGS BANK ("WFSB"),

                       W I T N E S S E T H:


    WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"), with its principal office located in Evansville, Vanderburgh County, Indiana; and

    WHEREAS, ONB Bank is a federally chartered savings bank and a wholly-owned subsidiary of ONB with its principal office located in Bloomington, Monroe County, Indiana; and

    WHEREAS, Capital Holdings is an Indiana corporation registered as a savings and loan holding company under the Home
Owners' Loan Act, as amended ("HOLA"), with its principal office located in Bloomington, Monroe County, Indiana; and

    WHEREAS, WFSB is a federally chartered savings bank and a wholly-owned subsidiary of Capital Holdings with its principal office located in Bloomington, Monroe County, Indiana; and

    WHEREAS, a majority of the Executive Committee of the Board of Directors of ONB, a majority of the Board of Directors of Capital Holdings and at least two-thirds (2/3) of the entire Board of Directors of each of ONB Bank and WFSB have approved this Agreement and have authorized its execution and delivery.

    NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and mutual obligations herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ONB, ONB Bank, Capital Holdings and WFSB hereby agree as follows:


                            SECTION 1


                           THE MERGERS

    1.01.     The Company Merger.

    (a) General Description. Upon the terms and subject to the conditions of this Agreement, immediately prior to the Thrift Merger (as hereinafter defined), Capital Holdings shall be merged into and under the Articles of Incorporation of ONB ("Company Merger"). ONB shall survive the Company Merger ("Surviving Corporation") and shall continue its corporate existence under the laws of the State of Indiana and pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.

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    (b)  Name, Offices and Management.  The name of the
Surviving Corporation shall be "Old National Bancorp" Its principal office shall be located at 420 Main Street, Evansville, Indiana 47708. The Board of Directors of the Surviving Corporation, until such time as their successors have been elected and have qualified, shall consist of the Board of Directors of ONB serving at the Effective Time (as hereinafter defined). The officers of ONB serving at the Effective Time shall be the officers of the Surviving Corporation until the Board of Directors of the Surviving Corporation shall determine otherwise.

    (c) Capital Structure. The capital of the Surviving Corporation shall not be less than the capital of ONB immediately prior to the Effective Time. The issued and outstanding shares of common stock of ONB immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time.

    (d) Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall be the Articles of Incorporation and By-Laws of the ONB until such Articles of Incorporation and By-Laws shall be amended as provided by applicable law.

    (e)  Effect of Company Merger.  The effect of the Company
Merger upon consummation thereof shall be as set forth in Indiana
Code Section 23-1-40-6, as amended.

    (f)  Tax-Free Reorganization.  ONB, ONB Bank, Capital
Holdings and WFSB intend for the Company Merger to qualify as a reorganization within the meaning of Section 368 and related sections of the Internal Revenue Code of 1986, as amended
("Code"), and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

    1.02.     The Thrift Merger.

    (a) General Description. Upon the terms and subject to the conditions of this Agreement, immediately following the Company Merger, WFSB shall be merged into and under the Charter of ONB Bank ("Thrift Merger") (the Thrift Merger and the Company Merger are hereinafter collectively referred to as the "Mergers"). ONB Bank shall survive the Thrift Merger ("Surviving Bank") and shall continue its corporate existence under the laws of the United States of America and ONB Bank's Charter.

    (b)  Name, Offices and Management.  The name of the
Surviving Bank shall be "Workingmens Bank" until such name may be changed in accordance with applicable law. The Surviving Bank's home office shall be located at 121 East Kirkwood Avenue, Bloomington, Indiana 47404, which is the present home office of WFSB. As of and following the Effective Time, the home office and all branch offices of ONB Bank and the sole branch office of WFSB shall become branch offices of the Surviving Bank.

     The Board of Directors of the Surviving Bank, until such time as their successors have been elected and have qualified, shall consist of the members of the Boards of Directors of ONB Bank and WFSB serving at the Effective Time, plus up to four (4) additional directors (i) to be agreed upon by Capital Holdings and ONB, if elected by Capital Holdings prior to the Effective Time or (ii) to be agreed upon by the Surviving Bank and ONB, if elected by ONB following the Effective Time. Each director of WFSB serving at the Effective Time (other than the four (4) additional directors elected pursuant to this Section 1.02(b)) will be elected by ONB as a director of the Surviving Bank until

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
such director has reached the age of seventy (70) years, at which time the director must retire from the Surviving Bank's Board of Directors. Each director of WFSB serving at the Effective Time who is over the age of seventy (70) years at the Effective Time and the four (4) additional directors elected pursuant to this
Section 1.02(b) will be elected by ONB to serve as a director of the Surviving Bank for a period of two (2) years following the Effective Time. The four (4) additional directors elected by Capital Holdings pursuant to this Section 1.02(b) shall not be entitled to participate in or receive any payments or benefits under the WFSB Deferred Compensation Plan (as hereinafter defined), the WFSB Director Emeritus Program (as hereinafter defined) or any health or hospitalization plan of WFSB. The President and Chief Executive Officer of the Surviving Bank shall be Mr. Richard R. Haynes, until the Board of Directors of the Surviving Bank shall elect a successor to Mr. Haynes. The Chairman of the Surviving Bank shall be Mr. Robert A. Shaffer, until the Board of Directors of the Surviving Bank shall elect a successor to Mr. Shaffer.

    (c) Capital Structure. At the Effective Time, the capital of the Surviving Bank shall not be less than the capital of ONB Bank immediately prior to the Effective Time. At the Effective Time, all issued and outstanding shares of capital stock of WFSB shall be canceled and all issued and outstanding shares of capital stock of ONB Bank shall be unchanged and shall remain issued and outstanding. As of and following the Effective Time, ONB shall continue to hold all of the issued and outstanding shares of capital stock of ONB Bank, as the Surviving Bank in the Thrift Merger.

    (d) Charter and By-Laws. Except for appropriate amendments to reflect the name of the Surviving Bank as "Workingmens Bank" or such other name as may be agreed to prior to the Effective Time by Capital Holdings and ONB, the Charter and By-Laws of ONB Bank in existence at the Effective Time shall be the Charter and By-Laws of the Surviving Bank, until such Charter and By-Laws shall be further amended as provided by applicable law.

    (e) Effect of Thrift Merger. At the Effective Time, title to all assets, real estate and other property owned by WFSB and ONB Bank shall vest in the Surviving Bank without reversion or impairment. At the Effective Time, all liabilities and obligations of WFSB and ONB Bank shall be assumed by the Surviving Bank. Such liabilities shall include all of WFSB's obligations with respect to the liquidation account that was established at the time WFSB converted from mutual to stock form of ownership.

    (f) Tax-Free Reorganization. ONB, ONB Bank, Capital Holdings and WFSB intend for the Thrift Merger to qualify as a reorganization within the meaning of Section 368 and related sections of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.


                            SECTION 2


                         MANNER AND BASIS
                       OF EXCHANGE OF STOCK

    2.01. Exchange Ratio. (a) Upon and by virtue of the Company Merger becoming effective at the Effective Time, each issued and outstanding share of Capital Holdings Common Stock (as defined in Section 4.03(a) hereof) shall be converted into the right to receive sixty-four one hundredths (0.64) of a share of ONB common stock ("Exchange Ratio"), subject to adjustment, if any, as set forth in Sections 2.01(c) and 2.03 hereof.

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
    (b) The "Average Price Per Share" of ONB common stock shall be defined as the average of the per share closing prices of ONB common stock as reported on the NASDAQ National Market System for the first five (5) business days on which shares of ONB common stock are traded within the ten (10) calendar days immediately preceding the Effective Time.


    (c) If the Average Price Per Share of ONB common stock is less than $33.00, then the Exchange Ratio shall be adjusted such that each share of Capital Holdings Common Stock shall be converted into the right to receive such number of shares of ONB common stock equal to the quotient arrived at by dividing (i) $21.12 by (ii) the Average Price Per Share of ONB common stock, subject to further adjustment, if any, pursuant to the provisions of Section 2.03 hereof. If the Average Price Per Share of ONB common stock is greater than $34.75, then the Exchange Ratio shall be adjusted such that each issued and outstanding share of Capital Holdings Common Stock shall be converted into the right to receive such number of shares of ONB common stock equal to the quotient arrived at by dividing (i) $22.24 by (ii) the Average Price Per Share of ONB common stock, subject to further adjustment, if any, pursuant to the provisions of Section 2.03 hereof. If the Average Price Per Share of ONB common stock is not less than $33.00 or not greater than $34.75, then there shall be no adjustment to the Exchange Ratio, other than as contemplated by Section 2.03 hereof.

    2.02. No Fractional Shares. Certificates for fractional shares of ONB common stock shall not be issued for fractional interests resulting from application of the Exchange Ratio. Each shareholder of Capital Holdings who would otherwise have been entitled to a fraction of a share of ONB common stock shall be paid in cash following the Effective Time an amount equal to such fraction multiplied by the Average Price Per Share of ONB common stock.

    2.03. Recapitalization. If, between the date of this Agreement and the Effective Time, ONB distributes or issues a stock dividend with respect to its shares of common stock, or combines, subdivides, reclassifies or splits up its issued and outstanding shares of common stock, such that the number of issued and outstanding shares of ONB common stock is increased or decreased, then the Exchange Ratio shall be adjusted so that Capital Holdings shareholders shall receive, in the aggregate, such number of shares of ONB common stock representing the same percentage of outstanding shares of ONB common stock at the Effective Time as would have been represented by the number of shares such shareholders would have received if any of the foregoing actions had not occurred. If the Exchange Ratio is adjusted pursuant to this Section 2.03, then all references to the Average Price Per Share of ONB common stock in Section 2.01(c) hereof shall also be adjusted to give effect to the stock dividend, stock split or other recapitalization causing the Exchange Ratio to be adjusted.

    2.04.     Distribution of ONB Common Stock and Cash.
(a) Promptly following the Effective Time, ONB shall mail to each Capital Holdings shareholder a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of Capital Holdings Common Stock and the issuance of shares of ONB common stock in exchange therefor pursuant to the terms of this Agreement.

    (b) Following the Effective Time, ONB shall distribute stock certificates representing shares of ONB common stock and any cash payment, without interest, for fractional shares, if

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
any, shall be made by ONB to each former shareholder of Capital Holdings within ten (10) business days following delivery to ONB of the shareholder's certificate(s) representing such shareholder's shares of Capital Holdings Common Stock accompanied by a properly completed and executed letter of transmittal, all in form and substance reasonably satisfactory to ONB and Capital Holdings.

    (c) Following the Effective Time, stock certificates representing Capital Holdings Common Stock shall be deemed to evidence ownership of ONB common stock for all corporate purposes other than the payment of dividends or other distributions. No dividends or other distributions otherwise payable subsequent to the Effective Time on shares of ONB common stock shall be paid to any Capital Holdings shareholder entitled to receive the same until such shareholder has surrendered to ONB his or her certificate or certificate(s) representing Capital Holdings Common Stock in exchange for a certificate representing ONB common stock. Upon surrender of the certificate(s) representing shares of Capital Holdings Common Stock, there shall be paid in cash to the record holder of the new certificate evidencing shares of ONB common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of ONB common stock.

    (d) ONB shall be entitled to rely upon the stock transfer books of Capital Holdings to establish the persons entitled to receive shares of ONB common stock pursuant to this Agreement, which books, in the absence of actual knowledge by ONB of any adverse claim thereto, shall be conclusive with respect to the ownership of shares of Capital Holdings Common Stock.

    (e) With respect to any certificate for shares of Capital Holdings Common Stock which has been lost, stolen or destroyed, ONB shall be authorized to issue its common stock (or to pay cash as to fractional shares) to the registered owner of such certificate upon ONB's receipt of an agreement to indemnify ONB against loss from such lost, stolen or destroyed certificate and an affidavit of lost, stolen or destroyed stock certificate, both in form and substance reasonably satisfactory to ONB, and upon compliance by the Capital Holdings shareholder with all other reasonable requirements of ONB in connection with lost, stolen or destroyed stock certificates.


    2.05. Subsequent Affiliation. If, between the date of this Agreement and the Effective Time, ONB enters into an agreement with another corporation, partnership, person or other entity pursuant to which current shareholders of ONB common stock will exchange their ONB common stock for stock of another entity ("Other Transaction"), then upon consummation of the Other Transaction, the shareholders of Capital Holdings shall be treated as though the Company Merger had been consummated prior to an Other Transaction and shall be entitled to receive the same per share consideration as will shareholders of ONB in the Other Transaction. ONB shall take steps to include provisions in any such agreement to the foregoing effect.


                            SECTION 3

                     DISSENTING SHAREHOLDERS


    Shareholders of Capital Holdings are not entitled to statutory dissenters' rights since Capital Holdings Common Stock is listed on the NASDAQ National Market System. Capital Holdings shall take no action which would result in the loss of such listing on the NASDAQ National Market System prior to the Effective Time.

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                            SECTION 4

        REPRESENTATIONS AND WARRANTIES OF CAPITAL HOLDINGS

    Capital Holdings hereby represents and warrants to ONB with respect to itself, WFSB and Realty Investment Service Corporation
("RISC") as follows:

    4.01. Organization and Authority. (a) Capital Holdings is a corporation duly organized and validly existing under the laws of the State of Indiana and is a savings and loan holding company under the HOLA. Capital Holdings has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Capital Holdings has no direct subsidiaries and owns directly no voting stock or equity securities of any corporation, partnership, association or other entity, other than all of the issued and outstanding common stock of WFSB. The Capital Holdings Common Stock is the only class of Capital Holdings stock registered pursuant to Section 12 the Securities Exchange Act of 1934, as amended ("1934 Act").

    (b) WFSB is a federally chartered savings bank duly organized and validly existing under the laws of the United States of America. WFSB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except for shares of common stock of the Federal Home Loan Bank of Indianapolis and except as provided in the Disclosure Schedule, WFSB has no subsidiaries and owns no voting stock or equity securities of, or any interest in, any corporation, partnership, association or other entity. WFSB is subject to primary federal regulatory supervision and examination by the Office of Thrift Supervision ("OTS").

    (c) RISC is an Indiana corporation duly organized and validly existing under the laws of the State of Indiana. RISC's sole business is the marketing of tax-deferred annuities as agent for WFSB's customers. RISC has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. WFSB owns all of the issued and outstanding shares of capital stock of RISC. RISC has no subsidiaries and owns no voting stock or equity securities of or any interest in, any corporation, partnership, association or other entity. WFSB and RISC are sometimes hereinafter referred to collectively as the "Subsidiaries."

    4.02. Authorization. (a) Each of Capital Holdings and WFSB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8.02 hereof. This Agreement and its execution and delivery by Capital Holdings and WFSB have been duly authorized and approved by the Board of Directors of Capital Holdings and WFSB, respectively. The Agreement constitutes a valid and binding obligation of Capital Holdings and WFSB and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

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
    (b) Neither the execution of this Agreement nor consummation of the Mergers (i) conflicts with or violates Capital Holdings' Articles of Incorporation or By-Laws or WFSB's Charter or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Mergers are obtained) or any court or administrative judgment, order, injunction, writ or decree;
(iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Capital Holdings or WFSB is a party or by which WFSB or Capital Holdings is subject or bound and which is material to Capital Holdings or WFSB, whether individually or on a consolidated basis; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party or any other adverse interest, upon any right, property or asset of Capital Holdings or WFSB; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Capital Holdings or WFSB is bound or with respect to which Capital Holdings or WFSB is to perform any duties or obligations or receive any rights or benefits.

    (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, thrift, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation of the Mergers by Capital Holding and WFSB, respectively.

    4.03. Capitalization. (a) The authorized capital stock of Capital Holdings consists, and at the Effective Time will consist, of (i) 5,000,000 shares of common stock, no par value per share, 1,806,560 of which shares are validly issued and outstanding, which number of issued and outstanding shares of Capital Holdings Common Stock is subject to increase to a total of 1,845,540 shares pursuant to the exercise of options (collectively, the "Stock Options") granted under the Workingmens Capital Holdings, Inc. Stock Option Plan ("Stock Option Plan") to purchase an aggregate of 38,980 shares of Capital Holdings Common Stock (the outstanding shares of common stock of Capital Holdings are referred to in this Agreement as the "Capital Holdings Common Stock"), and (ii) 2,000,000 shares of preferred stock, no par value, none of which shares are issued or outstanding ("Preferred Stock"). The shares of Capital Holdings Common Stock presently issued and outstanding have been (and with respect to the shares of common stock of Capital Holdings to be issued upon exercise of the Stock Options shall be) duly and validly authorized by all necessary corporate action of Capital Holdings, are (and with respect to the shares of common stock of Capital Holdings to be issued upon exercise of the Stock Options shall be) validly issued, fully paid and nonassessable and have not been (and with respect to the shares of common stock of Capital Holdings to be issued upon exercise of the Stock Options shall not be) issued in violation of any pre-emptive rights of any present or former Capital Holdings shareholders. Capital Holdings has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock, any shares of Preferred Stock or any additional shares of Capital Holdings Common Stock, except for 38,980 shares of Capital Holdings Common Stock pursuant to the exercise of the Stock Options. As of December 31, 1995, Capital Holdings had total shareholders equity of $25,684,519, which consisted of common stock of $8,066,208, retained earnings of $17,721,628, and net unrealized depreciation on securities available for sale of $(103,309). A description of the terms, relative rights, preferences and

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
limitations of the Capital Holdings Common Stock and Preferred Stock is contained in the Articles of Incorporation of Capital Holdings, a copy of which is set forth in the Disclosure Schedule pursuant to Section 4.04 hereof (for purposes of this Agreement, "Disclosure Schedule" shall mean the schedules referencing the applicable provisions of this Section 4 which are attached hereto and made a part of this Agreement).


    (b) The authorized capital stock of WFSB consists, and at the Effective Time will consist, of 1,000 shares of common stock, $.01 par value per share, all of which shares are validly outstanding and issued to Capital Holdings (such issued and outstanding shares of common stock are referred to in this Agreement as the "WFSB Common Stock"), and 1,000,000 shares of preferred stock, $1.00 par value per share, none of which shares are issued or outstanding ("WFSB Preferred Stock"). Such issued and outstanding shares of WFSB Common Stock have been duly and validly authorized by all necessary corporate action of WFSB, are validly issued, fully paid and non-assessable and have not been issued in violation of any pre-emptive rights of any present or former WFSB shareholders. All of the issued and outstanding shares of WFSB Common Stock are owned by Capital Holdings free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. WFSB has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(b) and has no intention or obligation to authorize or issue any other capital stock, any shares of WFSB Preferred Stock or any additional shares of WFSB Common Stock.
As of December 31, 1995, WFSB had total assets of $213,254,491, total liabilities of $189,008,200 and total capital of $24,246,291, which capital consisted of common stock of $10, capital surplus of $7,974,990, undivided profits of $16,374,600, and unrealized depreciation on securities available for sale of $(103,309).

    (c) The authorized capital stock of RISC consists, and at the Effective Time will consist, of 1,000 shares of common stock, no par value per share, 210 of which shares are outstanding and validly issued to WFSB (such issued and outstanding shares of common stock are referred to in this Agreement as the "RISC Common Stock"). The shares of RISC Common Stock have been duly and validly authorized by all necessary corporate action of RISC, are validly issued, fully paid and non-assessable and have not been issued in violation of any pre-emptive rights of any present or former RISC shareholders. All of the shares of RISC Common Stock are owned by WFSB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. RISC has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(c) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of RISC Common Stock. As of December 31, 1995, RISC had total assets of $38,834, total liabilities of $84 and total capital of $38,750, which capital consisted of common stock of $21,000, capital surplus of $-0-, and undivided profits of $17,750.


    (d) Except for options to purchase 38,980 shares of Capital Holdings Common Stock under the Stock Option Plan, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any capital stock, or any securities convertible into or representing the right to purchase or otherwise acquire any capital stock or debt securities of Capital Holdings by which Capital Holdings is or may become bound. Capital Holdings does not have any contractual or other obligation to repurchase, redeem or otherwise acquire any of its issued and outstanding shares of Capital Holdings Common Stock. Set forth in the Disclosure Schedule is a true, accurate and complete (i) copy of

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an incentive stock option agreement and a non-qualified stock option agreement that are identical in all material respects to the presently outstanding stock option agreements (except as to the number of shares subject to the option, the purchase price per share and the duration of the option), (ii) copy of the Stock Option Plan and (iii) a list of all optionees, including the number of shares subject to each Stock Option.

    (e) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to the capital stock, or any securities convertible into or representing the right to purchase or otherwise acquire the capital stock or any debt securities, of the Subsidiaries by which either of the Subsidiaries are or may become bound. The Subsidiaries do not have any contractual or other obligation to repurchase, redeem or otherwise acquire any of their respective outstanding shares of capital stock.

    (f)  Except as set forth in the Disclosure Schedule, Capital
Holdings has no knowledge of any person who beneficially owns 5% or more of the issued and outstanding shares of Capital Holdings
Common Stock.

    4.04. Organizational Documents. The Articles of Incorporation and By-Laws of Capital Holdings and RISC and the Charter and By-Laws of WFSB, representing true, accurate and complete copies of such corporate documents of Capital Holdings, RISC and WFSB, respectively, in effect as of the date of this Agreement, have been delivered to ONB and are included in the Disclosure Schedule.

    4.05. Compliance with Law. (a) Except as provided in the Disclosure Schedule, neither Capital Holdings nor either of the Subsidiaries has engaged in any activity or has taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement nor is it in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which could have a material adverse effect on the financial condition, results of operations, business, assets or capital of Capital Holdings and WFSB, whether individually or on a consolidated basis, or RISC on a consolidated basis with Capital Holdings. Capital Holdings and each of the Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their respective businesses without interference or interruption, and such licenses, franchises, permits, certificates and authorizations held by Capital Holdings or the Subsidiaries are transferable to Surviving Bank and Surviving Corporation, as applicable, at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

    (b) All agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of Capital Holdings or either of the Subsidiaries which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, Capital Holdings or either of the Subsidiaries, including, without limitation, all correspondence, communications and commitments related thereto, are set forth in the Disclosure Schedule. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report provided to Capital Holdings or either of the Subsidiaries as a result of an examination by any

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
regulatory agency or body or set forth in any accountant's, auditor's or other report to Capital Holdings or either of the Subsidiaries.

    (c) All of the existing offices and branches of WFSB have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements. WFSB does not have any approved but unopened offices or branches.

    4.06. Accuracy of Statements Made and Materials Provided to ONB. (a) No representation, warranty or other statement made, or any information provided, by Capital Holdings or either of the Subsidiaries in this Agreement or in the Disclosure Schedule (and any update thereto) and no written report, statement, list, materials or other written information which has previously been or which shall be provided subsequent to the date hereof by any executive officer of Capital Holdings or either of the Subsidiaries or any of their agents to ONB or any of its agents in connection with this Agreement, the Mergers, ONB's due diligence investigation or confidential review of Capital Holdings and the Subsidiaries or otherwise, including, without limitation, any written information with respect to Capital Holdings' and the Subsidiaries' business, capital, assets, financial condition, results of operations, and directors and officers for inclusion in the Registration Statement (as defined in Section 7.02 hereof) and proxy statement-prospectus relating to the Mergers, contains or shall contain (with respect to information relating to the Registration Statement at the time it is declared effective and with respect to information relating to the proxy statement-prospectus at the time it is mailed to Capital Holdings shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

    (b) All materials or information provided by Capital Holdings or either of the Subsidiaries to ONB for use by ONB in any filing with any state or federal bank or thrift regulatory agency or authority shall not, at the time such filings are made, contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

    4.07. Litigation and Pending Proceedings. (a) Except as set forth in the Disclosure Schedule, there are no claims, actions, suits, proceedings, arbitrations, mediations or investigations pending or, to the best knowledge of Capital Holdings and the Subsidiaries after due inquiry, threatened in any court or before any government agency or authority, arbitration panel, mediator or otherwise (nor does Capital Holdings or either of the Subsidiaries have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration, mediation or investigation) against, by or affecting Capital Holdings or either of the Subsidiaries which could have a material adverse effect on the financial condition, results of operations, business, assets or capital of Capital Holdings or either of the Subsidiaries, whether individually or on a consolidated basis, or RISC on a consolidated basis with Capital Holdings, or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

    (b) Neither Capital Holdings nor either of the Subsidiaries is (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority, (ii) presently charged with or under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or

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
ordinance, or (iii) the subject of any pending or, to the best knowledge of Capital Holdings and the Subsidiaries, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective businesses, properties or operations.

    4.08.     Financial Statements and Reports.  Capital
Holdings has delivered to ONB copies of the following financial statements and reports, including the notes thereto, of Capital
Holdings and the Subsidiaries (collectively, the "Capital
Holdings Financial Statements"):

    (a) Consolidated statements of condition as of December 31, 1994 and 1995 and the related statements of earnings and statements of changes in shareholders' equity of Capital Holdings as of and for the fiscal years ended December 31, 1993, 1994 and 1995; and

    (b)  Consolidated statements of cash flows of Capital
Holdings for the fiscal years ended December 31, 1993, 1994 and 1995.

    Except as provided in the Disclosure Schedule, the Capital Holdings Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated financial positions of Capital Holdings and WFSB as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The Capital Holdings Financial Statements described in clauses (a) and (b) above are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis. The Capital Holdings Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the Capital Holdings Financial Statements false, misleading or inaccurate in any material respect as of the respective dates thereof.

    4.09.     Properties, Contracts, Employees and Other
Agreements. (a) Set forth in the Disclosure Schedule is a true, accurate and complete copy and, when applicable, a list or description of the following:

         (i) A brief description and the location of all real property owned by Capital Holdings and each of the Subsidiaries and the principal buildings and structures located thereon, together with a legal description of such real property, and each lease of real property to which Capital Holdings or either of the Subsidiaries is a party (excluding any exhibits thereto which are not material), identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

         (ii) All loan or credit agreements and promissory notes relating to money borrowed by Capital Holdings and the Subsidiaries, all land, conditional sales or installment sales contracts or other title retention agreements and all agreements for the purchase of federal funds to which Capital Holdings or either of the Subsidiaries is a party;

    (iii) All agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of Capital Holdings or either of the Subsidiaries which individually or in the aggregate:

         (A) involve payment or receipt by Capital Holdings or either of the Subsidiaries (other than as disbursements of loan proceeds to customers or loan payments by customers) of more than $10,000 during any twelve (12) month period;

         (B)  involve payments based on profits of Capital
              Holdings or either of the Subsidiaries;

         (C) relate to the purchase of goods, products, supplies or services in excess of $5,000;

         (D)  were not made in the ordinary course of business;
              or

         (E)  may not be terminated without penalty within one
              (1) year from the date of this Agreement; and


         (iv) The name and current annual salary of each director, officer and employee of Capital Holdings or either of the Subsidiaries whose current annual salary and bonus or incentive compensation from Capital Holdings or either of the Subsidiaries is in excess of $50,000, and the profit sharing and other form of compensation (other than salary) paid or payable by Capital Holdings or either of the Subsidiaries to or for the benefit of each such person for the calendar years ended December 31, 1994 and 1995.

    (b) WFSB has, prior to the date of this Agreement, provided or given access to ONB to the files and documentation of all of its borrowers, or persons or entities that are or may become obligated to WFSB under a letter of credit, line of credit, loan transaction, loan agreement, promissory note or other commitment of WFSB, in excess of $10,000 individually or in the aggregate, whether in principal, interest or otherwise, and including all guarantors of such indebtedness.

    (c) To the best knowledge of Capital Holdings and the Subsidiaries, each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this Section 4.09 is valid and enforceable in accordance with its terms. Capital Holdings and the Subsidiaries are and, to their best knowledge, all other parties thereto are in compliance with the provisions thereof, and Capital Holdings and the Subsidiaries are not and, to their best knowledge, no other party thereto is in default in the performance, observance or fulfillment of any material obligation, covenant or provision contained therein. None of the foregoing requires the consent of any party to its assignment in connection with the Mergers.


    4.10. Absence of Undisclosed Liabilities. Except as set forth in the Disclosure Schedule, except as provided in the Capital Holdings Financial Statements, except for accounts payable incurred and unfunded loan commitments made to customers in the ordinary course of business, except for additional borrowings from the Federal Home Loan Bank of Indianapolis incurred in the ordinary course of business between the date hereof and the Effective Time, neither Capital Holdings nor either of the Subsidiaries has any obligation, agreement, contract, commitment, liability, lease or license which exceeds $5,000 individually or in the aggregate, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business.

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
    4.11. Title to Assets. (a) Capital Holdings or either of the Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the Capital Holdings Financial Statements as of December 31, 1995; good and marketable title to all personal property reflected in the Capital Holdings Financial Statements as of December 31, 1995, other than personal property disposed of in the ordinary course of business since December 31, 1995; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Capital Holdings or either of the Subsidiaries purports to own or which Capital Holdings or either of the Subsidiaries uses in their respective businesses; and good and marketable title to, or right to use by the terms of a valid and enforceable lease or commitment all other property and assets acquired and not disposed of or leased, as the case may be, since December 31, 1995. All of such properties and assets owned by Capital Holdings and the Subsidiaries are owned free and clear of all land or conditional sales contracts, mortgages, encumbrances, liens, pledges, restrictions, security interests, charges, claims or rights of third parties of any nature except (i) as set forth in the Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Capital Holdings Financial Statements;
(iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, minor imperfections of title, building or use restrictions, variations and other limitations which are not substantial in amounts, do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Capital Holdings and the Subsidiaries is in material compliance with all applicable zoning and land use laws.

    (b) To the best of their knowledge, Capital Holdings and each of the Subsidiaries has conducted its business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants, storm water or process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and all regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, "Environmental Laws"). There are no pending or, to the best knowledge of Capital Holdings and the Subsidiaries, threatened claims, actions or proceedings by any local municipality, sewage district or other federal, state or local governmental agency or authority against Capital Holdings' or either of the Subsidiaries with respect to any of the Environmental Laws and, to the best of Capital Holdings' and

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
the Subsidiaries' knowledge, there is no basis or grounds for any such claim, action or proceeding. No environmental clearances or other governmental environmental approvals are required for the conduct of Capital Holdings' or either of the Subsidiaries' business or consummation of the Mergers. To the best of Capital Holdings' and the Subsidiaries' knowledge, neither Capital Holdings nor either of the Subsidiaries is the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal or any other remedial action under any of the Environmental Laws.

    (c)  Neither Capital Holdings nor either of the Subsidiaries
(i) is in default in any respect under any agreements pursuant to which it leases real or personal property, (ii) has knowledge of any default under such agreements by any party thereto and (iii) has knowledge of any event which, with notice or lapse of time or both, would constitute a default or a breach thereof.

    4.12. Loans and Investments. (a) Except as set forth in the Disclosure Schedule, WFSB has no loan in excess of $10,000 that has been classified by regulatory examiners or management of WFSB as "Substandard," "Doubtful" or "Loss" or in excess of $10,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of WFSB and a list of all loans in excess of $10,000 that WFSB has determined to be ninety (90) days or more past due with respect to principal or interest payments or has placed on nonaccrual status are set forth in the Disclosure Schedule.

    (b) All loans reflected in the Capital Holdings Financial Statements as of December 31, 1995 and which have been made, extended, renewed, restructured, approved, amended or acquired since December 31, 1995 (i) have been made for good, valuable and adequate consideration in the ordinary course of business;
(ii) to the best of WFSB's knowledge, constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured, to the extent that WFSB has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming WFSB as the secured party or mortgagee.

    (c) Except as set forth in the Disclosure Schedule, the reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Capital Holdings Financial Statements are, in the opinion of management of WFSB, adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates. To the best knowledge of WFSB, the aggregate loan balances outstanding as of December 31, 1995, in excess of the reserve for loan losses as of such date, are collectible in accordance with their respective terms.

    (d) None of the investments reflected in the Capital Holdings Financial Statements as of and for the year ended December 31, 1995 and none of the investments made by Capital Holdings or either of the Subsidiaries since December 31, 1995 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of Capital Holdings or

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either of the Subsidiaries to dispose freely of such investment at any time. Neither Capital Holdings nor either of the Subsidiaries is a party to any repurchase agreements with respect to securities.

    (e) Set forth in the Disclosure Schedule is a true, accurate and complete list of all loans in which WFSB has any participation interest or which have been made with or through another financial institution on a recourse basis against WFSB.

    (f) The aggregate amount of WFSB's indebtedness to the Federal Home Loan Bank of Indianapolis does not, and will not at the Effective Time, exceed $40 Million.

    4.13. Anti-takeover Provisions. Neither Capital Holdings nor either of the Subsidiaries has a shareholder rights plan or any other plan, program, agreement or arrangement involving, restricting, prohibiting or discouraging a change in control, merger or other combination of Capital Holdings or either of the Subsidiaries or which may be considered an anti-takeover mechanism, except for provisions in the Articles of Incorporation and By-laws of Capital Holdings and in the Stock Option Plan.

    4.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether written or oral, sponsored or otherwise maintained by Capital Holdings or WFSB; in which Capital Holdings or either of the Subsidiaries participates as a participating employer; to which Capital Holdings or either of the Subsidiaries contributes; with respect to which Capital Holdings or either of the Subsidiaries acts as administrator, trustee or fiduciary, whether written or oral; and including any such plans which have been terminated, merged into another plan, frozen or discontinued (collectively, the "Capital Holdings Plans"): (i) all such Capital Holdings Plans have, on a continuous basis since their adoption, been maintained in compliance in all materials respects with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and the Department of Labor ("Department") and the Treasury Regulations promulgated thereunder; (ii) all Capital Holdings Plans intended to constitute tax-qualified plans under the Code have complied, in form and in operation, since their adoption, or, with respect to form, have been amended to comply, in all material respects, with all applicable requirements of the Code and the Treasury Regulations promulgated thereunder, and favorable determination letters with respect to the Tax Reform Act of 1986 have been timely received from the Internal Revenue Service ("Service") with respect to each such Capital Holdings Plan stating that each, in its current form (or at the time of its disposition if it has been terminated, merged, frozen or discontinued), is qualified under and satisfies all applicable provisions of the Code and Treasury Regulations; (iii) no Capital Holdings Plan (or its related trust) holds any Capital Holdings Common Stock or any stock of a related or affiliated person or entity, except as provided in the Disclosure Schedule; (iv) neither Capital Holdings nor either of the Subsidiaries has liability to the Department or the Service with respect to any Capital Holdings Plan; (v) neither Capital Holdings nor either of the Subsidiaries has engaged in any transaction that may subject Capital Holdings, either of the Subsidiaries or any Capital Holdings Plan to a civil penalty imposed by Section 502 of ERISA; (vi) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any Capital Holdings Plan; (vii) each Capital Holdings Plan subject to ERISA or intended to be qualified under Section 401(a) of the Code has been and, if applicable, is being operated in accordance with the applicable provisions of ERISA and the Code and the Department and Treasury Regulations promulgated thereunder;
(viii) to the best of Capital Holdings' and the Subsidiaries' knowledge, no participant or beneficiary or non-participating

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employee has been denied any benefit due or to become due under any Capital Holdings Plan or has been misled as to his or her rights under any Capital Holdings Plan; (ix) all obligations required to be performed by Capital Holdings or either of the Subsidiaries under any provision of a Capital Holdings Plan have been performed by it and it is not in default under or in violation of any provision of a Capital Holdings Plan; (x) no event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA under any Capital Holdings Plan; (xi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of Capital Holdings and either of the Subsidiaries, threatened against Capital Holdings, either of the Subsidiaries, any Capital Holdings Plan or the assets of any Capital Holdings Plan; and (xii) with respect to any Capital Holdings Plan sponsored, participated in or contributed to by Capital Holdings or either of the Subsidiaries or with respect to which Capital Holdings or either of the Subsidiaries is responsible for complying with the reporting and disclosure requirements of ERISA or the Code, there has been no violation of the reporting and disclosure requirements imposed either under ERISA or the Code for which a penalty has been or may be imposed.

    (b) With regard to any Capital Holdings Plan intended to be a tax-qualified plan under Section 401(a) of the Code, to the best knowledge of Capital Holdings and the Subsidiaries, no director, officer, employee or agent of Capital Holdings or either of the Subsidiaries has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, the Service could revoke or deny that plan's qualification under the Code or the exemption under
Section 501(a) of the Code for any trust or annuity contract related to such Plan.

    (c) Capital Holdings and the Subsidiaries have provided to ONB in the Disclosure Schedule true, accurate and complete copies or summaries and, in the case of any plan or program which has not been reduced to writing, a complete summary, of all of the following: (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation or depreciation right plans and agreements and all amendments thereto (except that, with respect to the stock option agreements between Capital Holdings and certain employees and directors of Capital Holdings and the Subsidiaries with respect to the Stock Options, only a true, accurate and complete copy of an incentive stock option agreement and a non-qualified stock option agreement that are identical in all material respects to the remaining outstanding stock option agreements have been included in the Disclosure Schedule and with respect to Capital Holdings' and the Subsidiaries' health insurance plan, only a summary thereof has been included in the Disclosure Schedule); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans and programs; (iv) all group insurance and health contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to by Capital Holdings or either of the Subsidiaries for their current or former directors, officers or employees. Except as otherwise provided in the Disclosure Schedule, all of the foregoing have been, since their inception, drafted, implemented, administered and, where applicable, amended or terminated in accordance with their terms and with applicable law.

    (d) No current or former director, officer or employee of Capital Holdings or either of the Subsidiaries is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Capital Holdings or either of the Subsidiaries, except that such individuals may be entitled to continue their group health care

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coverage pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Code with respect thereto.

    (e) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by Capital Holdings or either of the Subsidiaries, in which Capital Holdings or either of the Subsidiaries participates as a participating employer or to which Capital Holdings or either of the Subsidiaries contributes, to the best knowledge of Capital Holdings and either of the Subsidiaries, no director, officer, employee or agent of Capital Holdings or either of the Subsidiaries has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed upon Capital Holdings or either of the Subsidiaries under Section 4980B(a) of the Code. With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all material respects by Capital Holdings and the Subsidiaries.

    (f) Except as otherwise provided in the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee welfare, benefit or retirement plan or agreement, binding upon Capital Holdings or either of the Subsidiaries and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

    4.15. Obligations to Employees. Except as otherwise provided in the Disclosure Schedule with respect to the director emeritus program of WFSB ("WFSB Director Emeritus Program"), all accrued obligations and liabilities of Capital Holdings, the Subsidiaries and the Capital Holdings Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent of Capital Holdings or either of the Subsidiaries (or his heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Capital Holdings and the Subsidiaries in accordance with generally accepted accounting principles and applicable law applied on a consistent basis and actuarial methods with respect to the following: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement or bonus plans or agreements; (d) all executive and other incentive compensation plans, programs or agreements; (e) all group insurance and health contracts and policies; and (f) all other incentive, welfare, retirement or employee benefit plans or agreements maintained, sponsored, participated in, or contributed to by Capital Holdings or either of the Subsidiaries for their current or former directors, officers, employees and agents, including, without limitation, all liabilities and obligations to the Capital Holdings Plans. All obligations and liabilities of Capital Holdings and the Subsidiaries, whether arising by operation of law, by contract or by past custom or practice, for all other forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid to the extent required by applicable law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by Capital Holdings and the Subsidiaries in accordance with generally accepted accounting and actuarial principles applied on a consistent basis. Except as otherwise provided in the

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
Disclosure Schedule with respect to the WFSB Director Emeritus Program, all accruals and reserves referred to in this Section
4.15 are correctly and accurately reflected and accounted for in all material respects in the Capital Holdings Financial Statements and the books, statements and records of Capital Holdings and the Subsidiaries.

    4.16. Taxes, Returns and Reports. Capital Holdings and the Subsidiaries have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid all taxes, assessments and other governmental charges due or claimed to be due upon each of them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes in the Capital Holdings Financial Statements as of December 31, 1995 is adequate to cover all of Capital Holdings' and the Subsidiaries' tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future periods with respect to any transactions consummated prior to December 31, 1995. Neither Capital Holdings nor either of the Subsidiaries has, or will have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Capital Holdings Financial Statements (as hereinafter defined). Neither Capital Holdings nor either of the Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth in the Disclosure Schedule, no federal, state or local tax returns of Capital Holdings or either of the Subsidiaries have been audited by any taxing authority during the past five (5) years.

    4.17. Deposit Insurance. The deposits of WFSB are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Corporation Act, as amended, and WFSB has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

    4.18. Insurance. Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Capital Holdings or either of the Subsidiaries on the date hereof or with respect to which Capital Holdings or either of the Subsidiaries pays any premiums. Each such policy is in full force and effect, all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to ONB prior to the date hereof.

    4.19. Books and Records. The books and records of Capital Holdings and the Subsidiaries are in all material respects complete and correct and accurately reflect the basis for the respective financial condition, results of operations, business, assets and capital of Capital Holdings and the Subsidiaries set forth in the Capital Holdings Financial Statements.

    4.20. Broker's, Finder's or Other Fees. Except for the reasonable fees of Capital Holdings' and the Subsidiaries' attorneys, accountants and investment bankers and the printing and mailing costs relating to the proxy statement pertaining to the Mergers, all of which will be paid by Capital Holdings prior to the Effective Time, no agent, broker or other person acting on behalf of Capital Holdings or either of the Subsidiaries or acting under any authority of Capital Holdings or either of the Subsidiaries is or shall be entitled to any commission, broker's

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
or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement or the Mergers. A copy of Capital Holdings' agreement with its investment banker relative to its fees in connection with the Mergers is set forth in the Disclosure Schedule.

    4.21. Interim Events. Except as otherwise permitted hereunder, since December 31, 1995, neither Capital Holdings nor either of the Subsidiaries has:

    (a) Suffered any changes having a material adverse effect on its financial condition, results of operations, assets, capital or business, except as disclosed in the Disclosure
Schedule;

    (b) Suffered any material damage, destruction or loss to any of its properties not fully- covered by insurance;

    (c) Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 6.03(a)(iii) hereof and except for 38,980 shares of Capital Holdings Common Stock issued pursuant to the exercise of the Stock Options;

    (d) Repurchased, redeemed or otherwise acquired shares of its capital stock, issued any shares of its capital stock or stock appreciation rights or sold or agreed to issue or sell (except for 38,980 shares of Capital Holdings Common Stock issued pursuant to the exercise of the Stock Options) any shares of its capital stock or any right or option to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split up its stock;

    (e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit-sharing, savings, bonus, deferred compensation, stock or option plan or agreement; any employee welfare or benefit plan or arrangement; or any other agreement, commitment or understanding, to present or former employees, officers or directors of Capital Holdings or either of the Subsidiaries, except as provided in the Disclosure Schedule;

    (f) Except as provided in the Disclosure Schedule, increased the salary, compensation or fees of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, entered into any employment contract, indemnity agreement or any other agreement or understanding with any officer or employee or installed any employee benefit plan;

    (g) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or as provided in the Disclosure Schedule or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

    (h) Merged, consolidated or sold shares of capital stock of WFSB; except for the Mergers, agreed or committed to merge, consolidate, combine or affiliate with or into any third party; agreed or committed to sell the substantial assets or any shares of capital stock of Capital Holdings or either of the Subsidiaries; or except pursuant to foreclosure actions and mortgages, liens or security interests securing loans, acquired or agreed to acquire any securities, equity interest, assets or business of any third party;

    (i) Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business
(including borrowings in the ordinary course of business from the Federal Home Loan Bank of Indianapolis);

    (j) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets, except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by WFSB of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements; or
(iii) otherwise incurred in the ordinary course of the conduct of its business;

    (k) Canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

    (l) Entered into any transaction, contract or commitment other than in the ordinary course of business;

    (m) Agreed to enter into any transaction for the borrowing or lending of monies, funds or securities, other than in the ordinary course of its lending business; or

    (n) Conducted its business in any manner other than substantially as it was being conducted on December 31, 1995, except as otherwise provided in the Disclosure Schedule.

    4.22. Regulatory Filings. Capital Holdings and the Subsidiaries have filed and will continue to file in a timely manner all filings and reports with all federal and state regulatory agencies and authorities as required by applicable law. All such filings with federal and state regulatory agencies were true, accurate and complete in all respects as of the dates of the filings and have been prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

    4.23. Contracts. Neither Capital Holdings nor either of the Subsidiaries is in default under or in breach of or, to the best knowledge of Capital Holdings and the Subsidiaries, alleged to be in default under or in breach of, any loan or credit agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation, which breach or default could have a material adverse effect on the financial condition, results of operation, business, assets or capital of Capital Holdings or WFSB, whether individually or on a consolidated basis, or RISC on a consolidated basis with Capital Holdings.

    4.24. No Third Party Options. Except as provided in the Disclosure Schedule with respect to the options to purchase 38,980 shares of Capital Holdings Common Stock under the Stock Option Plan, there are no agreements, options, commitments or rights with, of or to any third party to acquire any shares of capital stock or assets of Capital Holdings or either of the Subsidiaries which are binding upon Capital Holdings or either of the Subsidiaries.

    4.25. Disclosure Schedule and Documents. All written data, documents, materials and information referred to in this Agreement and delivered by Capital Holdings or either of the Subsidiaries pursuant to or in connection with the Disclosure

Schedule are true, accurate and complete in all material respects as of the date hereof and, with respect to such items delivered subsequent to the date hereof or with any update to the Disclosure Schedule, will be true, accurate and complete in all material respects on the date of delivery thereof.

    4.26. Indemnification Agreements. (a) Neither Capital Holdings nor either of the Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability, other than as expressly provided in the Employment Agreements, the engagement letter between Capital Holdings and its financial advisor, Trident Financial Corporation ("Trident"), the Articles of Incorporation or By-Laws of Capital Holdings or RISC or the Charter or By-Laws of WFSB.


    (b) No claims have been made against or filed with Capital Holdings or either of the Subsidiaries nor has, to the best knowledge of Capital Holdings and the Subsidiaries after due inquiry, any claims been threatened against Capital Holdings or either of the Subsidiaries, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of either Capital Holdings or either of the Subsidiaries.

    4.27. Representations and Warranties at the Effective Time. All representations and warranties of Capital Holdings contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time, except as otherwise expressly contemplated by this Agreement.


    4.28.     Nonsurvival of Representations and Warranties.
The representations and warranties of Capital Holdings contained in this Agreement shall expire at the Effective Time, and thereafter Capital Holdings and the Subsidiaries and all directors, officers and employees thereof shall have no further liability with respect thereto. Nothing in the foregoing shall result in the termination of any of the covenants provided for in this Agreement that shall survive by their terms the Effective Time.


                            SECTION 5

              REPRESENTATIONS AND WARRANTIES OF ONB

    ONB represents and warrants to Capital Holdings and WFSB with respect to itself and ONB Bank as follows:

    5.01. Organization and Authority. (a) ONB is a corporation duly organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the BHC Act, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB's common stock is registered pursuant to Section 12, and ONB is subject to the reporting requirements, of the 1934 Act.

    (b) ONB Bank is a federally chartered savings bank duly organized and validly existing under the laws of the United States of America and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB owns all of the issued and outstanding shares of capital stock of ONB Bank.

    5.02. Authorization. (a) Each of ONB and ONB Bank and has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to the fulfillment of the conditions precedent set forth in
Section 8.01 hereof. This Agreement and its execution and delivery by ONB and ONB Bank have been duly authorized and approved by the Board of Directors of ONB Bank and by the Executive Committee of ONB, and will have been approved by the Board of Directors of ONB prior to April 30, 1996. This Agreement constitutes a valid and binding obligation of ONB and ONB Bank and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

    (b) Neither the execution of this Agreement nor consummation of the Mergers (i) conflicts with or violates ONB's Articles of Incorporation or By-Laws or ONB Bank's Charter or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Mergers are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which ONB or ONB Bank is a party or by which ONB or ONB Bank is subject or bound and which is material to ONB on a consolidated basis; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party or any other adverse interest, upon any right, property or asset of ONB or ONB Bank; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ONB or ONB Bank is bound or with respect to which ONB or ONB Bank is to perform any duties or obligations or receive any rights or benefits.

    (c) Other than in connection or in compliance with the provisions of the BHC Act and applicable federal and state banking, thrift, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation by ONB and ONB Bank of the Mergers.

    5.03. Capitalization. (a) The authorized capital stock of ONB as of the date of this Agreement consists of
(i) 30,000,000 shares of common stock (subject to the last sentence of this Section), no par value per share, of which approximately 24,835,361 shares were issued and outstanding as of February 29, 1996, and (ii) 2,000,000 shares of preferred stock, no shares of which have been or are presently intended to be issued, other than in connection with any obligations of ONB to issue such preferred stock under its shareholder rights plan. Such issued and outstanding shares of ONB common stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholders. All of the issued and outstanding shares of common stock of ONB's subsidiaries are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto, other than pursuant to the indentures governing its outstanding subordinated debentures and medium term notes. Except as described in this Section 5.03, ONB has no other authorized
capital stock.   Except for shares of ONB common stock to be
issued in connection with (i) ONB's dividend reinvestment and stock purchase plan, (ii) ONB's outstanding convertible subordinated debentures, (iii) acquisitions by ONB of other financial institutions or holding companies, and (iv) ONB's restricted stock plan and other employee benefit plans, ONB has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB capital stock. On a consolidated basis as of December 31, 1995, ONB had total shareholders' equity of approximately $428.1 million, which consisted of common stock of $25.0 million, capital surplus of $245.4 million, retained earnings of $147.4 million and $10.3 million of net unrealized gain on available for-sale securities. The Board of Directors of ONB has approved an amendment to ONB's Articles of Incorporation increasing the number of authorized shares of common stock to 50,000,000, and such amendment will be voted upon by shareholders at ONB's 1996 annual meeting of shareholders to be held on April 18, 1996.

    (b) Except for shares of ONB common stock to be issued in connection with (i) ONB's dividend reinvestment and stock purchase plan, (ii) ONB's outstanding convertible subordinated debentures, (iii) acquisitions by ONB of other financial institutions or holding companies, and (iv) ONB's restricted stock plan and other employee benefit plans, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ONB common stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of ONB, by which ONB is or may become bound. ONB does not have any contractual or other obligation to repurchase, redeem or otherwise acquire any of its issued and outstanding shares of common stock.

    (c) ONB has no knowledge of any person who beneficially owns 5% or more of its issued and outstanding shares of common stock.

    5.04.     Organizational Documents.  The Articles of
Incorporation and By-Laws of ONB in effect as of the date of this Agreement have been delivered to Capital Holdings and represent true, accurate and complete copies of such corporate documents of ONB in effect as of the date of this Agreement.

    5.05. Compliance With Law. Neither ONB nor any of its subsidiaries has engaged in any activity or has taken or omitted to take any action which has resulted or could result in the violation of any local, state, federal or foreign law, statute, rule, regulation, ordinance, order, restriction or requirement or of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB and its subsidiaries on a consolidated basis. Each of ONB and its subsidiaries possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of its business without interference or interruption.

    5.06. Regulatory Filings. ONB has filed and will continue to file in a timely manner all required filings and reports with the Securities and Exchange Commission ("SEC"), including, but not limited to, all reports on Form 8, Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all other federal and state regulatory agencies as required by applicable law. All filings by ONB with the SEC and with all other federal and state regulatory agencies were true, accurate and complete in all material respects as of the dates of the filings and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

    5.07. Litigation and Pending Proceedings. (a) There are no claims, actions, suits, proceedings, investigations, arbitrations or mediations pending or, to the best knowledge of ONB after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does ONB have any knowledge of a basis for any claim, action, suit, proceeding, litigation, investigation, arbitration or mediation) against, by or affecting ONB or its subsidiaries which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB and its subsidiaries on a consolidated basis, or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

    (b) Neither ONB nor any of its subsidiaries is (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority having a material adverse effect on its business, assets, capitalization, financial condition or results of operations on a consolidated basis, (ii) presently charged with or under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance, or
(iii) the subject of any pending or, to the best knowledge of ONB, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, properties or operations.

    5.08. Financial Statements and Reports. (a) ONB has delivered to Capital Holdings copies of the following financial statements and reports of ONB and its subsidiaries (collectively, the "ONB Financial Statements"):

         (i)  Consolidated balance sheets and related
              consolidated statements of income and consolidated statements of changes in shareholders' equity of ONB as of and for the years ended December 31, 1993, 1994 and 1995; and

         (ii) Consolidated statements of cash flows of ONB for the years ended December 31, 1993, 1994 and 1995.


    (b) The ONB Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated financial positions of ONB and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ONB Financial Statements described in clauses (a)(i) and (ii) above are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ONB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render the ONB Financial Statements false, misleading or inaccurate in any material respect.

    5.09. Shares to be Issued in the Company Merger. The shares of ONB common stock which Capital Holdings shareholders will be entitled to receive upon consummation of the Company

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
Merger pursuant to this Agreement will, at the Effective Time, be duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and will have been registered under the Securities Act of 1933, as amended ("1933 Act") and listed for trading on the NASDAQ National Market System.

    5.10. Shareholder Approval. The approval by ONB's shareholders of the Mergers is not required.

    5.11. Interim Events. Since December 31, 1995, ONB has not entered into any agreement or contract or incurred any obligation, commitment or liability which will have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB and its subsidiaries on a consolidated basis.

    5.12. Environmental Matters. To the best of ONB's knowledge, each of ONB's subsidiaries has conducted its business in compliance with the Environmental Laws. There are no pending or, to the best knowledge of ONB, threatened claims, actions or proceedings by any sewage district or other federal, state or local governmental agency or authority against any of ONB's subsidiaries with respect to any of the Environmental Laws and, to the best of ONB's knowledge, there is no basis or grounds for any such claim, action or proceeding. No environmental clearances or other governmental approvals are required for the conduct of business by any of ONB's subsidiaries or the consummation of the Mergers. To the best of ONB's knowledge, ONB is not the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal or any other remedial action under any of the Environmental Laws.

    5.13. Regulatory Approvals. To the best knowledge of ONB, there currently are no circumstances that would reasonably be expected to cause the denial or undue delay of any of the regulatory approvals required for consummation of the Mergers.

    5.14. Representations and Warranties at the Effective Date. All representations and warranties of ONB contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time.

    5.15.     Nonsurvival of Representations and Warranties.
The representations and warranties of ONB contained in this Agreement shall expire at the Effective Time and, thereafter, ONB and ONB Bank and all directors, officers and employees of ONB and ONB Bank shall have no further liability with respect thereto. Nothing in the foregoing shall result in the termination of any covenants provided for herein that shall survive by their terms the Effective Time.


                            SECTION 6

                  COVENANTS OF CAPITAL HOLDINGS

    Capital Holdings covenants and agrees with ONB, and covenants and agrees with ONB to cause the Subsidiaries to act, as follows:

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
    6.01. Shareholder Approval. (a) Subject to Section 6.06(b) hereof, Capital Holdings shall submit this Agreement to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Capital Holdings at a date reasonably in advance of the Effective Time. Subject to Section 6.06(b) hereof, the Board of Directors of Capital Holdings shall recommend to Capital Holdings' shareholders that such shareholders approve this Agreement and the Company Merger and shall solicit proxies voting in favor of this Agreement from such shareholders.

    (b) Subject to Section 6.06(b) hereof, WFSB shall submit this Agreement to Capital Holdings, as its sole shareholder, for approval by unanimous written consent without a meeting in accordance with applicable law and the Charter and By-Laws of WFSB at a date reasonably in advance of the Effective Time. The Board of Directors of WFSB shall recommend approval of this Agreement and the Thrift Merger to Capital Holdings, as the sole shareholder of WFSB, and Capital Holdings, as the sole shareholder of WFSB, shall approve this Agreement and the Thrift Merger.

    6.02. Other Approvals and Actions. (a) Capital Holdings and WFSB shall proceed expeditiously, cooperate fully and use their best efforts to assist ONB in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Mergers on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

    (b) Capital Holdings and WFSB shall take all necessary steps to (i) amend, within forty-five (45) days of the date of this Agreement, the Stock Option Plan to terminate, effective on or before the date hereof, any grants thereunder of additional options to acquire shares of Capital Holdings Common Stock and
(ii) assist ONB in the disposition of the WFSB Retirement Plan (as hereinafter defined), the WFSB Thrift Plan (as hereinafter defined), the WFSB Director Emeritus Program, the WFSB Deferred Compensation Plan (as hereinafter defined) and the Joinder Agreements (as hereinafter defined) in accordance with Section
7.03 hereof. Capital Holdings shall pay all costs and expenses associated with the disposition of such plans, to the extent incurred prior to the Effective Time.

    6.03. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither Capital
Holdings nor either of the Subsidiaries shall, without the prior written consent of ONB:

         (i)  make any changes in its capital stock accounts
              (including, without limitation, any stock split, stock dividend, recapitalization or reclassification);

         (ii) authorize a class of stock or issue, or authorize the issuance of, securities or options other than or in addition to the issued and outstanding shares of Capital Holdings Common Stock, WFSB Common Stock or RISC Common Stock as set forth in
              Section 4.03 hereof and other than the presently outstanding options to purchase an aggregate of 38,980 shares of Capital Holdings Common Stock;

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
         (iii) distribute or pay any dividends on its shares of common stock, or make any other distribution to its shareholders, except that Capital Holdings may pay to its shareholders its normal and customary quarterly cash dividend in an amount not to exceed ten cents ($0.10) per share of Capital Holdings Common Stock for each such dividend until the Effective Time and except that WFSB may pay cash dividends to Capital Holdings in the ordinary course of business in accordance with past practices for payment of reasonable and necessary business and operating expenses of Capital Holdings; provided, however, that no dividend may be paid to Capital Holdings' shareholders during the quarterly period in which the Company Merger is consummated if, during such period, Capital Holdings' shareholders will become entitled to receive dividends on their shares of ONB common stock received pursuant to this Agreement;


         (iv) redeem any of its outstanding shares of common stock;

         (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity or enter into any similar transaction not in the ordinary course of business;

         (vi) purchase any assets or securities or assume any liabilities of any bank or savings and loan holding company, bank, savings association, corporation or other entity, except in the ordinary course of business;

         (vii) except in the ordinary course of business in accordance with sound banking practices (and, with respect to loan transactions or commitments, letters of credit and deposit accounts, only on terms and conditions which are not materially more favorable than those available to the borrower or customer from competitive sources in transactions in the ordinary course of business) make any loan commitment, payment or disbursement, accept any deposit, enter into any lease, contract, agreement understanding or arrangement, or engage in any other transaction;

         (viii) except for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any property or asset constituting a capital investment in excess of $5,000 individually or $10,000 in the aggregate;

         (ix) except for the pledge of securities to secure public funds deposits or except for additional borrowings in the ordinary course of business from the Federal Home Loan Bank of Indianapolis, subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance;

         (x) promote to a new position or increase the rate of compensation (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies), or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Capital Holdings or either of the Subsidiaries;

         (xi) execute, create, institute, modify, amend or terminate (except with respect to any amendments to the Capital Holdings Plans required by law, rule or regulation and except with respect to the termination of the WFSB Director Emeritus Program, WFSB Retirement Fund and WFSB Thrift Plan as described in Section 6.02(b) hereof and as contemplated by Sections 7.03 and 6.12 hereof and the amendment of the WFSB Deferred Compensation Plan and the Joinder Agreements thereto as contemplated by Section 6.02 and 7.03 hereof) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare or benefit plan, agreement or understanding for current or former directors, officers or employees of Capital Holdings or either of the Subsidiaries; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as provided in the Disclosure Schedule;

         (xii) make any communication, disclosure or filing concerning the amendments to or disposition of the Capital Holdings Plans as provided in
                   Section 7.03 hereof to any employee of
                   Capitol Holdings or either of the
                   Subsidiaries or any third party, including any regulatory authority;

         (xiii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Capital Holdings or either of the Subsidiaries;

         (xiv)     hire or employ any new or additional
                   employees of Capital Holdings or either of the Subsidiaries, except those which are reasonably necessary for the proper operation of Capital Holdings' or either of the Subsidiaries' business;

         (xv) amend, modify or restate Capital Holdings' and RISC's Articles of Incorporation or By-Laws and WFSB's Charter or By-Laws from those in effect on the date of this Agreement and as delivered to ONB hereunder;

         (xvi) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option or right to acquire any shares of capital stock of either Capital Holdings, WFSB or RISC or substantially all of the assets of either Capital Holdings, WFSB or RISC, or enter into any agreement or commitment relative to the foregoing;

         (xvii) fail to continue to make additions to in accordance with past practices and to otherwise maintain in all respects WFSB's reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis;

         (xviii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

         (xix) issue, or authorize the issuance of, any securities convertible into or exchangeable for Capital Holdings Common Stock, WFSB
                   Common Stock or RISC Common Stock;

         (xx) except for accounts payable and similar liabilities and obligations incurred in the ordinary course of business, for the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Capital Holdings Financial Statements or the Subsequent Capital Holdings Financial Statements and for additional borrowings in the ordinary course of business from the Federal Home Loan Bank of Indianapolis, borrow any money or incur any indebtedness, including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $5,000, other than legal, accounting, and investment banker fees and proxy printing and mailing costs relating to the Mergers or the operation of Capital Holdings' and WFSB's business;

         (xxi)     open, close, move or, in any material
                   respect, expand, renovate, alter or change any of its offices or branches;

         (xxii) pay or commit to pay any management or consulting or other similar type of fees, except for the fees paid to Capital Holdings' investment banker which shall not exceed in the aggregate the amount of fees set forth in the agreement between Capital Holdings and Trident set forth in the Disclosure Schedule;

         (xxiii) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 6.03(a)(vii) hereof) requiring payments by Capital Holdings, WFSB or either of the Subsidiaries which exceed $5,000, whether individually or in the aggregate, or that is not in the ordinary course of business; or

         (xxiv) except for the election by Capital Holdings of four (4) persons to WFSB's Board of Directors pursuant to Section 1.02(b) hereof, elect or appoint any director or officer of Capital Holdings or either of the Subsidiaries in addition to or other than those persons who were directors or officers of Capital Holdings or either of the Subsidiaries on March 27, 1996.

    (b) Capital Holdings and each of the Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as are currently insured by Capital Holdings and the Subsidiaries as of the date of this Agreement.


    6.04. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Capital Holdings and each of the Subsidiaries shall (a) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use its best efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that it owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement;
(d) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to it and to the conduct of its business; and (e) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound.

    6.05. Restrictions Regarding Affiliates. Capital Holdings shall, on the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide ONB with a list identifying each person who may be deemed to be an affiliate of Capital Holdings for purposes of Rule 145 under the 1933 Act. Capital Holdings shall use its best efforts to cause each director, executive officer and other person who may be deemed to be such an affiliate of Capital Holdings to deliver to ONB on or prior to the date which is the earlier of forty-five (45) days following the date of this Agreement or the Effective Time, a written agreement, substantially in the form as attached hereto as Exhibit A, substantially providing that such person (a) shall not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of Capital Holdings Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the Effective Time, and (b) will not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ONB common stock to be received by such person pursuant to this Agreement (i) until such time as financial results covering at least 30 days of combined operations of ONB and Capital Holdings have been published as and when required and within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and
(ii) unless such sales are pursuant to an effective Registration Statement under the 1933 Act or pursuant to Rule 145 under the 1933 Act or another exemption from registration under the 1933 Act.

    6.06. Other Negotiations. (a) Subject to Section 6.06(b) hereof, on and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided (except with the prior written approval of ONB), Capital Holdings and each of the Subsidiaries shall not, nor shall it permit or authorize its directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit, encourage or engage in discussions or negotiations with, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, affiliation, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or similar transaction relating to Capital Holdings or either of the Subsidiaries or to which Capital Holdings or either of the Subsidiaries may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions"). Capital Holdings and the Subsidiaries shall promptly communicate to ONB the terms of any proposal or offer which either of them may receive with respect to an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to the initiation of any Acquisition Transaction or discussions with respect thereto.

    (b) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Capital Holdings may engage, and may permit and authorize its directors, officers, employees, agents or representatives to engage in discussions or negotiations with or provide information to any corporation, association, partnership, person or other entity or group concerning an unsolicited offer by such third party with respect to an Acquisition Transaction only with the prior written approval of ONB, which approval shall be provided to Capital Holdings promptly upon receipt by ONB of a letter from Capital Holdings signed by at least a majority of its Board of Directors then in office indicating that Capital Holdings has received an unsolicited offer regarding an Acquisition Transaction which the Board of Directors of Capital Holdings (i) considers, in the exercise of its fiduciary duties as a Board, to be superior (in more than an insubstantial manner and taking into account all relevant factors) to the then current offer of ONB pursuant to this Agreement and (ii) concludes, after consultation with its counsel, that its fiduciary duties as a Board require it to consider and, in light of such duties, take such other actions with respect to such unsolicited offer as may be necessary or appropriate; and such approval may, in all other instances, be provided to Capital Holdings when and if ONB shall, in its sole discretion, determine. This Section 6.06 shall not authorize Capital Holdings or either of the Subsidiaries or any of their directors, officers, employees, agents or representatives to initiate any discussions or negotiations relative to an Acquisition Transaction with a third party.

    6.07. Press Releases. Except as required by law, neither Capital Holdings nor either of the Subsidiaries shall issue any press releases or make any other public announcements or disclosures relating to the Mergers without the prior consent of ONB, which consent shall not be unreasonably withheld.

    6.08. Disclosure Schedule Update. Capital Holdings shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any agreements, documents, matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Capital Holdings or WFSB contained herein materially incorrect, untrue or misleading.

    6.09. Information, Access Thereto, Confidentiality. ONB and its respective representatives and agents shall, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of Capital Holdings and the Subsidiaries. ONB and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of Capital Holdings and the Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal operations of Capital Holdings or either of the Subsidiaries; and provided further, that if ONB elects to conduct or have conducted on its behalf an environmental review, study, survey or assessment to verify the representations and warranties given by Capital Holdings and the Subsidiaries with respect to the environmental matters specified in Section 4.11(b) hereof, such environmental review, study, survey or assessment shall be completed and all reports and findings related thereto shall be disclosed to Capital Holdings and the Subsidiaries within sixty
(60) days of the date thereof. Upon request, Capital Holdings and the Subsidiaries shall furnish ONB or its representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from its external auditors and such financial, loan and operating data and other information reasonably requested by ONB which has been or is developed by Capital Holdings or either of the Subsidiaries or their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by Capital Holdings or either of the Subsidiaries of any cl-client privilege), and will permit ONB and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Capital Holdings or either of the Subsidiaries, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ONB or its auditors or accountants. No investigation by ONB (whether conducted before or after the date hereof) shall affect the representations and warranties made by Capital Holdings or either of the Subsidiaries herein or the information contained in any document provided hereunder, and ONB shall be entitled to rely on such representations, warranties and documents notwithstanding any such investigation. Any confidential information or trade secrets received by ONB or its representatives or agents in the course of such examination shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or, at Capital Holdings' request, returned to Capital Holdings in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09 shall not require the disclosure of any information to ONB which would be prohibited by law.

    6.10. Subsequent Capital Holdings Financial Statements. As soon as available after the date of this Agreement, Capital Holdings shall deliver to ONB the monthly unaudited consolidated balance sheets and profit and loss statements of Capital Holdings prepared for its internal use, Capital Holdings' Forms 10-Q for each quarterly period and Form 10-K for each fiscal year completed prior to the Effective Time and all other financial reports or statements, including the notes thereto, submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent Capital Holdings Financial Statements"). The Subsequent Capital Holdings Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis and shall present fairly the financial condition and results of operations as of the dates and for the periods presented. The Subsequent Capital Holdings Financial Statements will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

    6.11.     Employee Benefits.  Neither the terms of Section
7.03 hereof (except as otherwise expressly provided therein) nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of Capital Holdings and the

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Subsidiaries shall (i) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Capital Holdings and the Subsidiaries or (ii) except as expressly provided in this Agreement, prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time; provided, however, that any such change, amendment or termination applies to a broad class of similarly situated employees and not only to former employees of Capital Holdings or either of the Subsidiaries.

    6.12.     Employment Agreement.  Prior to the Effective
Time, WFSB shall cause the employment agreements between WFSB and Richard R. Haynes, Joseph A. Walker, Jerry L. Hays and R. William Richardson, Jr. (each in the form set forth in the Disclosure Schedule) (collectively referred to herein as the "Employment Agreements") to be amended such that the requirement that each participate in a stock option plan shall be deleted, that each will receive employee benefits in accordance with ONB's employee benefit plans and, with respect to Mr. Haynes' Employment Agreement, that he shall serve as Chairman of the Board of the Surviving Bank from and after the Effective Time until his successor is selected. Other than the foregoing amendments, the Employment Agreements shall not be amended or modified in any respect, and none of the respective terms of the Employment Agreements shall be extended.

    6.13. Certain Actions. Neither Capital Holdings nor either of the Subsidiaries shall intentionally or knowingly take, cause to be taken or fail to take any action which will cause or result in a misrepresentation or a breach of a covenant or warranty of this Agreement that will give ONB the right to terminate this Agreement pursuant to Section 9.01(b) hereof.

    6.14. Restructure. Capital Holdings and WFSB understand, acknowledge and agree that ONB, in its sole discretion, may change the structure of the transactions contemplated by this Agreement; provided, however, that any such change in structure shall not change the Exchange Ratio or tax-free nature of the transactions contemplated by this Agreement and that the covenants of ONB set forth in Section 7 hereof will be honored and assumed by any new resulting bank to the extent not honored or assumed by ONB. Capital Holdings and WFSB shall execute and deliver such amendments, agreements and instruments and take such further actions as ONB may reasonably request in connection with any such restructure of the transactions contemplated by this Agreement.


                            SECTION 7


                         COVENANTS OF ONB

    ONB covenants and agrees with Capital Holdings, and covenants and agrees with Capital Holdings to cause ONB Bank to act, as follows:

    7.01. Approvals. (a) ONB shall have primary responsibility for the preparation, filing and cost of all holding company, bank and savings association regulatory applications required for consummation of the Mergers. ONB shall file all such applications as soon as practicable after the execution of this Agreement; provided, however, that ONB shall use its best efforts to file all applications and other filings with the appropriate banking regulators within forty-five (45) days of the date of this Agreement. ONB shall provide to Capital Holdings' counsel copies of all applications filed and copies of all material written communications with all state and federal

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
bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Mergers on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

    (b) So long as this Agreement is submitted to Capital Holdings' shareholders for a vote thereon, ONB Bank shall submit this Agreement to ONB, as its sole shareholder, for approval by unanimous written consent without a meeting in accordance with applicable law and the Charter and By-Laws of ONB Bank, and the Board of Directors of ONB Bank shall recommend to its sole shareholder that such shareholder approve this Agreement and the Thrift Merger.

    (c) So long as the actions contemplated by Section 7.01(b) hereof have occurred, ONB shall vote all of its shares of capital stock of ONB Bank in favor of approval of this Agreement and the Thrift Merger.

  7.02. SEC Registration. ONB shall file with the SEC as soon as practicable after the execution of this Agreement a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB common stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement." The Registration Statement shall include a proxy statement- prospectus reasonably acceptable to ONB and Capital Holdings, prepared for use in connection with the meeting of shareholders of Capital Holdings referred to in Section 6.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for the issuance of ONB common stock. In advance of filing the Registration Statement and all other filings described in Section 7.01 hereof, ONB shall provide Capital Holdings and its counsel with a copy of the Registration Statement and each such other filing and provide an opportunity for them to comment thereon prior to filing.

  7.03. Employee and Director Benefit Plans. (a) General. ONB will make available to the employees of WFSB who continue as employees of any subsidiary of ONB after the Effective Time substantially the same employee benefits on substantially the same terms and conditions that ONB may offer to similarly situated employees of its banking subsidiaries from time to time. Until such time as the employees of WFSB become covered by the ONB welfare benefit plans, employees of WFSB shall remain covered by the welfare benefit plans of Capital Holdings, subject to the terms of such plans.

  (b) Eligibility and Vesting. Years of service, as defined in the applicable ONB employee welfare or pension benefit plan, of an employee of WFSB prior to the Effective Time shall be credited, effective as of the date on which such employee becomes covered by a particular ONB employee welfare or pension benefit plan, to each such employee eligible for coverage under
  Section 7.03(a) hereof for purposes of (i) eligibility under ONB's employee welfare benefit plans; and (ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employees' Retirement Plan ("ONB

  Pension Plan") and under the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"); provided, however, that the employees of WFSB shall become covered by ONB's welfare benefit plans at such time(s) as shall be determined by ONB in its sole discretion, subject to Section 7.03(a) hereof. Those officers and employees of WFSB who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan, based upon their age and years of service for WFSB, shall become participants thereunder on the January 1st which coincides with or next follows the effective date of the disposition of the WFSB Thrift Plan as described in Section 7.03(e) hereof. Those employees of WFSB who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of service for WFSB, shall become participants thereunder on January 1st which coincides with or next follows the effective date of the disposition of the WFSB Retirement Plan as described in Section 7.03(d) hereof. Those officers and employees of WFSB who do not meet the eligibility requirements of the ONB Pension Plan or the ONB Profit Sharing Plan on such date(s) shall become participants thereunder on the first plan entry date under the ONB Pension Plan or the ONB Profit Sharing Plan, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

  (c) Pre-Existing Conditions. No full-time employee of WFSB and none of the dependents of any such employee serving as of the Effective Time shall be subject to any pre-existing condition exclusions under any of ONB's welfare benefit plans if such employee or dependent was covered by the corresponding Capital Holdings welfare benefit plan for more than two hundred seventy (270) consecutive days immediately preceding the Effective Time.

  (d) Financial Institutions Retirement Fund. The accrual of participants' benefits under WFSB's Financial Institutions Retirement Fund ("WFSB Retirement Plan") shall be frozen effective as of December 31st of the year in which the Effective Time occurs, and all accrued benefits of participants in the WFSB Retirement Plan shall thereupon become fully vested. To the extent permitted by the WFSB Retirement Plan and applicable law, the accrued benefit of each participant in the WFSB Retirement Plan shall be held and remain under the WFSB Retirement Plan and shall be payable at the time(s) and in the forms provided for under that plan. ONB shall be responsible for the withdrawal of WFSB from the WFSB Retirement Plan and for making any required or appropriate application to the Service for a determination letter to the effect that such withdrawal does not adversely affect the tax-qualified status of such plan and for providing any notices to the Pension Benefit Guaranty Corporation or other governmental entity regarding the withdrawal. WFSB shall make contributions to the WFSB Retirement Plan through the date of such withdrawal only to the extent required to maintain the plan's tax-qualified status and avoid any federal income taxes or penalties attributable to the plan's funding status.

  (e)  Financial Institutions Thrift Plan.   All contributions to
  WFSB's Financial Institutions Thrift Plan ("WFSB Thrift Plan") shall be discontinued as of December 31st of the year in which the Effective Time occurs, and the account balances of all participants in the WFSB Thrift Plan shall thereupon become fully vested. To the extent permitted by the WFSB Thrift Plan and applicable law, the account balance of each participant in the WFSB Thrift Plan shall be held and remain under the WFSB Thrift Plan and shall be payable at the time(s) and in the forms provided for under that plan. ONB shall be responsible for the withdrawal of WFSB from the WFSB Thrift Plan and for making any required or appropriate application to the Service for a determination letter to the effect that the withdrawal does not adversely affect the tax-qualified status of such plan. WFSB shall make annual contributions to the WFSB Thrift Plan through its date of termination at the same rate it made contributions to such plan for the fiscal year ended December 31, 1995.

  (f) Deferred Compensation Plan and Directors' Fees. ONB agrees to cause the Surviving Bank to assume all obligations of WFSB under the Director Deferred Compensation Master Agreement ("WFSB Deferred Compensation Plan") and to keep such plan in effect without any amendment which would decrease the percentage of the directors fees that each director presently defers pursuant to such plan for two (2) years following the
  Effective Time.   During such two (2) year period, ONB also
  agrees to cause the Surviving Bank to increase the amount deferred under the WFSB Deferred Compensation Plan for each director of WFSB (other than the four (4) new directors of WFSB elected pursuant to Section 1.02(b) hereof) serving as a director of the Surviving Bank by $500 per month over the amounts deferred each month by each director. Provided, however, during such two (2) year period, in no event shall the aggregate directors fees and additional deferrals under the WFSB Deferred Compensation Plan for any director exceed on that date $1,000 per month. The WFSB Deferred Compensation Plan shall be terminated effective two (2) years following the Effective Time. Within forty-five (45) days of the date of this Agreement, WFSB agrees to amend (effective as of the Effective Time) the WFSB Deferred Compensation Plan to provide for its automatic termination (without the need for any further action by WFSB) and the termination of all the Director Deferred Compensation Joinder Agreements thereunder ("Joinder Agreements") on the date which is two (2) years following the Effective Time. The provisions of such amendments and the transactions contemplated thereby, including the distribution of participants' benefits under the WFSB Deferred Compensation Plan, shall contain such terms and conditions acceptable to ONB and WFSB, including, but not limited to, the requirement that each director who has executed a Joinder Agreement also shall have executed and delivered an appropriate amendment, within forty-five (45) days of the date of this Agreement, but effective as of the Effective Time, to provide for the automatic termination (without the need for any further action by each director) of his Joinder Agreement on the date which is two (2) years following the Effective Time; provided, however, that the benefit under each Joinder Agreement will begin to be paid not later than the time specified therein. ONB and WFSB agree to cooperate in making any amendments to the WFSB Deferred Compensation Plan required to effectuate the foregoing provisions of this Section 7.03(f).

  (g)  Director Emeritus Program.   Effective as of the Effective
  Time, the WFSB Director Emeritus Program shall be terminated; provided, however, that within ten (10) calendar days after the termination of such program, ONB shall make, or shall cause the Surviving Bank to make, a lump sum cash payment to each director of WFSB who had satisfied the eligibility requirements for benefits under such program as of the Effective Time, and to Richard R. Haynes, equal to the present value of the benefits payable under such program as of the Effective Time. For this purpose, present value shall be calculated based upon an interest rate equal to the applicable federal rate as defined in Section 1274(d) of the Code, compounded semi-annually, as of the Effective Time, to such benefits.

  7.04. Authorization of ONB Common Stock. The Board of Directors of ONB shall, prior to the Effective Time, authorize the issuance of the required number of shares of ONB common stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Mergers contemplated hereby.

  7.05. Press Releases. Except as required by law, ONB shall not issue any press releases or make any other public announcements or disclosures relating primarily to Capital Holdings or either of the Subsidiaries with respect to the Mergers without the prior consent of Capital Holdings, which consent shall not be unreasonably withheld.

  7.06.     Information, Access Thereto, Confidentiality.
  Capital Holdings and its representatives and agents shall, at all times during normal business hours prior to the Effective Time, have full and continuing access to the facilities, operations, books, records and properties of ONB. Capital Holdings and its representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of ONB and of its financial and legal condition as Capital Holdings shall deem reasonable necessary or advisable to familiarize itself with such books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal operations of ONB. Upon request, ONB will furnish to Capital Holdings or its representatives or agents, such financial and operating data and other information reasonably requested by Capital Holdings which has been or is developed by ONB or its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by ONB of any claim of attorney-client privilege), and will permit Capital Holdings and its representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for ONB so long as a representative or agent of ONB participates in such discussions. No investigation by Capital Holdings (whether conducted before or after the date hereof) shall affect the representations and warranties made by ONB or the information contained in any document provided herein, and Capital Holdings shall be entitled to rely on such representations, warranties and documents notwithstanding any such investigation. Any confidential information or trade secrets received by Capital Holdings or its respective employees or agents in the course of such examination shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by Capital Holdings or, at ONB's request, returned to ONB in the event this Agreement is terminated as provided in
  Section 9 hereof. This Section 7.06 shall not require the disclosure of any information to Capital Holdings which would be prohibited by law.

  7.07.     Employment Agreement.  Following the Effective Time,
  ONB agrees to cause the Surviving Bank to assume all obligations under the Employment Agreements, as amended pursuant to Section 6.12 hereof, and to guarantee the Surviving
  Bank's obligations thereunder, except as may be otherwise required by any government regulatory agency.

  7.08. Directors. Following the Effective Time, ONB agrees to cause to be elected as directors of the Surviving Bank those persons who are serving as directors of WFSB as of the Effective Time (other than the four (4) additional directors of WFSB elected pursuant to Section 1.02(b) hereof) until such director has reached the age of seventy (70) years, at which time the director must retire from the Surviving Bank's Board. Each director of WFSB who is over the age of seventy (70) years at the Effective Time and the four (4) additional directors of WFSB elected pursuant to Section 1.02(b) hereof will be elected to serve as a director of the Surviving Bank for a period of two (2) years following the Effective Time. Thereafter, ONB shall have no obligation to elect any particular person as a director of the Surviving Bank.

  7.09. Indemnification and Insurance. (a) Indemnification. From and after the Effective Time, ONB will cause the Surviving Corporation and the Surviving Bank to assume and honor any obligations as provided for and permitted by applicable federal and state law which Capital Holdings or WFSB had immediately prior to the Effective Time with respect to the indemnification of each person who is on the date hereof, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Capital Holdings or WFSB or was serving at the request of Capital Holdings or WFSB as a director or officer of any domestic or foreign corporation, joint venture, trust, employee benefit plan or other enterprise (collectively, the "Indemnitees") arising out of Capital Holdings' Articles of Incorporation or By-Laws or WFSB's Charter or By-Laws in effect at the Effective Time against any and all losses in connection with or arising out of any claim which is based upon, arises out of or in any way relates to any actual or alleged act or omission occurring at or prior to the Effective Time in the Indemnitee's capacity as a director or officer (whether elected or appointed), of Capital Holdings or WFSB. Indemnification of employees, officers and directors of Capital Holdings and WFSB for actions or omissions following the Effective Time will be provided to the same extent it is provided from time to time to other persons working in similar capacities for ONB or its subsidiaries following the Effective Time.

  (b) Insurance. For a period of one (1) year after the Effective Time, ONB shall use all reasonable efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Capital Holdings and WFSB (provided that ONB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time. Following the Effective Time, ONB will provide any WFSB employees or directors who become officers or directors of ONB or any of its subsidiaries with the same directors' and officers' liability insurance coverage that ONB provides to other similarly situated directors and officers of ONB and its bank subsidiaries.

  7.10. Tax-Free Reorganization. ONB and ONB Bank shall take no actions on or following the Effective Time which would cause the Mergers to lose their status as reorganizations described in Section 368 of the Code.

  7.11.     Stock Options.

       (i) At the Effective Time, the obligations of Capital Holdings with respect to each outstanding option to purchase shares of Capital Holdings Common Stock (a "Stock Option") which was properly granted pursuant to a stock option agreement executed in accordance with the Stock Option Plan shall be assumed by ONB as hereinafter provided. In connection therewith, each Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option at the Effective Time, that number of shares of ONB common stock, rounded to the nearest whole share, as the holder of such Stock Option would have been entitled to receive pursuant to the Company Merger had such holder exercised such option in full immediately prior to the Effective Time and, immediately thereafter, exchanged such shares solely for ONB common stock based upon the Exchange Ratio at a price per share equal to (A) the aggregate exercise price for Capital Holdings Common Stock otherwise purchasable pursuant to such Stock Option divided by (B) the number of shares of ONB common stock, rounded to the nearest whole share, deemed purchasable pursuant to such Stock Option. In no event shall ONB be required to issue fractional shares of ONB common stock.

       (ii) As soon as practicable after the Effective Time, ONB shall deliver to each holder of a Stock Option an appropriate notice or agreement which sets forth such holder's rights pursuant to the Stock Option, and the agreements evidencing the grants of such Stock Options shall continue in effect on the same terms and conditions (subject to the conversion required by this Section 7.11 after giving effect to the Company Merger and the assumption by ONB as set forth above). Provided, however, to the extent necessary to effectuate the provisions of this Section 7.11, ONB may deliver new or amended agreements which reflect the terms of each Stock Option assumed by ONB. With respect to each Stock Option, the optionee shall be solely responsible for any and all tax liability (other than the employer's one-half share of any employment taxes) which may be imposed upon the optionee as a result of the provisions of this
            Section 7.11 and as a result of the grant and exercise of such Stock Options.

       (iii) As soon as practicable after the Effective Time, ONB shall file with the SEC a registration statement on an appropriate form with respect to the shares of ONB common stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such options remain outstanding.

  7.12. Board Approval. ONB shall present this Agreement to its Board of Directors for approval at the Board's April, 1996 meeting.


                             SECTION 8

                CONDITIONS PRECEDENT TO THE MERGER

  8.01. ONB. The obligation of ONB and ONB Bank to consummate the Mergers is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

  (a) Representations and Warranties at Effective Time. Each of the representations and warranties of Capital Holdings and WFSB contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

  (b) Covenants. Each of the covenants and agreements of Capital Holdings and WFSB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

  (c) Deliveries at Closing. ONB shall have received from Capital Holdings and WFSB at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 11.02(b) hereof.

  (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Capital Holdings in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

  (e) Regulatory Approvals. The Board of Governors of the Federal Reserve System ("Federal Reserve") and the OTS shall have authorized and approved or not objected to the Mergers on terms and conditions reasonably satisfactory to ONB. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Mergers shall have been obtained on terms and conditions reasonably satisfactory to ONB.

  (f) Shareholder Approvals. The shareholders of Capital Holdings and the sole shareholder of ONB Bank and WFSB shall have approved and adopted this Agreement as required by applicable law and their respective Charters or Articles of Incorporation.

  (g) Officers' Certificate. Capital Holdings shall have delivered to ONB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that (i) all the representations and warranties of Capital Holdings are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of Capital Holdings have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) Capital Holdings has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

  (h) Tax Matters. Legal counsel to ONB shall have rendered an opinion to ONB and Capital Holdings, in form and content reasonably satisfactory to the parties hereto, to the effect that the Mergers will constitute tax-free reorganizations under the Code (as described in Sections 1.01(f) and 1.02(e) hereof) to each party hereto and to the shareholders of Capital Holdings, except with respect to cash received by WFSB's shareholders for fractional shares resulting from application of the Exchange Ratio.

  (i) Affiliate Agreements. ONB shall have received (i) from Capital Holdings a list identifying each affiliate of Capital Holdings in accordance with Section 6.05 hereof dated as of the Effective Time and (ii) from each affiliate of Capital Holdings the agreements dated as of the Effective Time contemplated by
  Section 6.05 hereof.

  (j) Fairness Opinion. Trident shall have issued its written fairness opinion stating that the terms of the Company Merger are fair to the shareholders of Capital Holdings from a financial point of view. Such written fairness opinion shall
  (i) be in form and substance reasonably satisfactory to ONB and Capital Holdings; (ii) be dated as of a date not later than the mailing date of the proxy statement-prospectus relating to the Mergers to be mailed to Capital Holdings' shareholders; (iii) be included as an exhibit to the proxy statement-prospectus; and (iv) be updated and confirmed by Trident as of the Effective Time.

  8.02.     Capital Holdings.  The obligations of Capital
  Holdings and WFSB to consummate the Mergers is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Capital Holdings:

  (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this

  Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though such representations and warranties had been made or given at and as of the Effective Time.

  (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

  (c) Deliveries at Closing. Capital Holdings shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Capital Holdings, listed in Section 11.02(a) hereof.

  (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Capital Holdings in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

  (e) Regulatory Approvals. The Federal Reserve and the OTS shall have authorized and approved or not objected to the Mergers. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Mergers shall have been obtained.

  (f)  Shareholder Approvals.  The shareholders of Capital
  Holdings and the sole shareholder ONB Bank and WFSB shall have approved and adopted this Agreement as required by applicable law and their respective Charters or Articles of Incorporation.

  (g) Officers' Certificate. ONB shall have delivered to Capital Holdings a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that (i) all the representations and warranties of ONB are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of ONB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

  (h) Tax Matters. Legal counsel to ONB shall have rendered an opinion to ONB and Capital Holdings, in form and content satisfactory to the parties hereto, to the effect that the Mergers will constitute tax-free reorganizations under the Code (as described in Sections 1.01(f) and 1.02(e) hereof) to each party hereto and to the shareholders of Capital Holdings, except with respect to cash received by Capital Holdings' shareholders for fractional shares resulting from application of the Exchange Ratio.

  (i) Fairness Opinion. Trident shall have issued its written fairness opinion stating that the terms of the Company Merger are fair to the shareholders of Capital Holdings from a financial point of view. Such written fairness opinion shall
  (i) be in form and substance reasonably satisfactory to ONB and Capital Holdings; (ii) be dated as of a date not later than the mailing date of the proxy statement-prospectus relating to the Mergers to be mailed to Capital Holdings' shareholders; (iii) be included as an exhibit to the proxy statement-prospectus; and (iv) be updated and confirmed by Trident as of the Effective Time.

                             SECTION 9

                       TERMINATION OF MERGER

  9.01.     Manner of Termination.  This Agreement and the
  Mergers may be terminated at any time prior to the Effective
  Time by written notice delivered by ONB to Capital Holdings, or by Capital Holdings to ONB, as follows:

  (a)  By ONB or Capital Holdings, if:

       (i) the Mergers contemplated by this Agreement have not been consummated by March 31, 1997; or

       (ii) the respective Boards of Directors of ONB and Capital
            Holdings mutually agree to terminate this Agreement.

  (b)  By ONB, if:

       (i) ONB's independent auditors determine that either of the Mergers will not qualify for pooling-of-interest accounting treatment for ONB; or

       (ii) any item, event or information set forth in any supplement, amendment or update to the Disclosure Schedule has had or would be expected to have, in the reasonable discretion of ONB, a material adverse effect on the business, prospects, assets, capitalization, financial condition or results of operations of Capital Holdings or WFSB, whether individually or on a consolidated basis, or RISC on a consolidated basis with Capital Holdings; or

     (iii) there has been a misrepresentation or a breach of any warranty by or on the part of Capital Holdings in its representations and warranties set forth in this Agreement which has had or would be expected to have, in the reasonable discretion of ONB, a material adverse effect on the business, prospects, assets, capitalization, financial condition or results of operations of Capital Holdings or WFSB, whether individually or on a consolidated basis, or RISC on a consolidated basis with Capital Holdings; provided, however, that in the event of any inaccuracy in the representations and warranties contained in Section 4.03 hereof relative to the number of issued and outstanding shares of Capital Holdings Common Stock, WFSB Common Stock, or RISC Common Stock, ONB shall have the absolute right to terminate this Agreement without regard to the materiality of any such inaccuracy; or

       (iv) there has been a breach of or failure to comply with any covenant set forth in this Agreement by or on the part of Capital Holdings or WFSB; or

       (v) ONB shall reasonably determine that either of the Mergers have become inadvisable or impracticable by reason of commencement or threat of any claim, litigation or proceeding against ONB, Capital Holdings, WFSB, RISC or any subsidiary of ONB, or any director or officer of any of such entities (A) relating to this Agreement or the Mergers or (B) which is likely to have a material adverse effect on either of the business, prospects, assets, capitalization, financial condition or results of operations of Capital Holdings or WFSB, whether individually or on a consolidated basis, or RISC on a consolidated basis with Capital Holdings, or of ONB on a consolidated basis; or

       (vi) except as provided in the Disclosure Schedule (but not including any updates or supplements thereto), there has been a material adverse change in the business, prospects, assets, capitalization, financial condition or results of operations of Capital Holdings or WFSB, whether individually or on a consolidated basis, or RISC on a consolidated basis with Capital Holdings, at the Effective Time as compared to that in existence as of December 31, 1995; or

      (vii) all Joinder Agreements under the WFSB Deferred Compensation have not been properly and validly amended as provided in
            Section 7.03(f) hereof within forty-five (45) days of the date of this Agreement.

  (c)  By Capital Holdings, if:

       (i) there has been a misrepresentation or a breach of any warranty by or on the part of ONB in its representations and warranties set forth in this Agreement which has had or would be expected to have, in the reasonable discretion of Capital Holdings, a material adverse effect on the business, assets, capitalization, financial condition or results of operation of ONB on a consolidated basis; or

       (ii) there has been a breach of or failure to comply with any covenant set forth in this Agreement by or on the part of ONB; or

      (iii) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis at the Effective Time as compared to that in existence on December 31, 1995.

  9.02. Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB, ONB Bank, Capital Holdings, WFSB and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with the confidentiality provisions of this Agreement set forth in Section 6.09 and Section 7.06 hereof and the payment of expenses set forth in Section 12.09 hereof.


                            SECTION 10

                   EFFECTIVE TIME OF THE MERGERS

  Upon the terms and subject to the conditions specified in this Agreement, the Company Merger shall become effective at the time specified in the Articles of Merger of Capital Holdings with and into ONB as filed with the Indiana Secretary of State ("Effective Time") and the Thrift Merger shall become effective at the time specified in the Articles of Combination of WFSB with and into ONB Bank as filed with the OTS. The Effective Time shall occur not later than the last business day of the month following (a) the fulfillment of all conditions precedent to the Mergers set forth in Section 8 hereof, and (b) the expiration of all waiting periods in connection with the bank or thrift regulatory applications filed for the approval of the Mergers.


                            SECTION 11

                              CLOSING

  11.01. Closing Date and Place. So long as all conditions precedent set forth in Section 8 have been satisfied and fulfilled, the closing of the Mergers ("Closing") shall take place on the Effective Time at a location to be reasonably determined by ONB.

  11.02.    Deliveries.  (a) At the Closing, ONB shall deliver to
  Capital Holdings the following:

       (i)  an opinion of its counsel dated as of the Effective
            Time and substantially in the form set forth in Exhibit B attached hereto;

       (ii) the officers' certificate contemplated by Section
            8.02(g) hereof;

      (iii) copies of all approvals by government regulatory agencies necessary to consummate the Mergers;

       (iv) copies of the resolutions of the Board of Directors of ONB and ONB Bank of ONB, as the sole shareholder of ONB Bank, certified by the President or Secretary of ONB and ONB Bank, respectively, relative to the approval of this Agreement and the Mergers; and

       (v) such other documents as Capital Holdings or its legal counsel may reasonably request.

  (b) At the Closing, Capital Holdings shall deliver to ONB the following:

       (i)  an opinion of its counsel dated as of the Effective
            Time and substantially in the form set forth in Exhibit C attached hereto;

       (ii) the officers' certificate contemplated by Section
            8.01(g) hereof;

      (iii) a list of Capital Holdings' shareholders as of the Effective Time certified by the President and Secretary of Capital Holdings;

       (iv) copies of the resolutions adopted by the Board of Directors and shareholders of Capital Holdings and WFSB, certified by the Chairman or President and Secretary of each, relative to the approval of this Agreement and the Mergers;

       (v) the list of affiliates of Capital Holdings and the affiliate agreements as set forth in Section 8.01(i) hereof; and

       (vi) such other documents as ONB or its legal counsel may reasonably request.


                            SECTION 12

                           MISCELLANEOUS

  12.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and assigns, and they shall not be construed as conferring any rights on any other persons except as specifically set forth in this Agreement, including, but not limited to, Sections 1.02(b), 7.03, 7.07, 7.08 and 7.09 hereof.

  12.02. Waiver; Amendment. (a) ONB or Capital Holdings may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto;
  (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Mergers. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

  (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto and, if such amendment, modification or supplement occurs after the approval of the Agreement by the shareholders of Capital Holdings, only in a manner that will not materially and adversely affect the rights of Capital Holdings' shareholders hereunder without obtaining their approval thereof.

  12.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with First Class postage prepaid as follows:

  If to ONB or ONB Bank:                   with a copy to (which shall not
                                           constitute notice):

  Old National Bancorp                     Krieg DeVault Alexander & Capehart
  ATTN: Jeffrey L. Knight,                 ATTN: Nicholas J. Chulos, Esq.
  General Counsel and Corporate Secretary  One Indiana Square, Suite 2800
  420 Main Street                          Indianapolis, Indiana 46204-2017
  P.O. Box 718                             Telephone:  (317) 238-6224
  Evansville, Indiana  47705               Telecopier: (317) 636-1507
  Telephone:  (812) 464-1363
  Telecopier: (812) 464-1567

  If to Capital Holdings:                  with a copy to (which shall not
                                           constitute notice):

  Workingmens Capital Holdings, Inc.       Barnes & Thornburg
  ATTN: Richard R. Haynes, President       ATTN: Claudia V. Swhier, Esq.
  121 East Kirkwood Avenue                 1313 Merchants Bank Building
  P. O. Box 2689                           11 South Meridian Street
  Bloomington, Indiana 47408               Indianapolis, Indiana 46204
  Telephone: (812) 332-9465                Telephone:  (317) 638-1313
  Telecopier: (812) 323-4246               Telecopier: (317) 231-7452

  or such substituted address or person as any of them given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

  12.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

  12.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

  12.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

  12.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws.

  12.08. Entire Agreement. Except for certain provisions regarding the treatment of employees of WFSB contained in a letter dated April 8, 1996, from ONB to Capital Holdings, this Agreement supersedes all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto and thereto relating to the Mergers and the matters contemplated herein and therein and constitute the entire agreements between the parties hereto and thereto relating to the subject matter hereof and thereof. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

  12.09. Expenses. The parties hereto shall each pay their respective expenses incidental to the Mergers.

  12.10 Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when Old National Bank in Evansville, the lead bank of ONB, is open for the transaction of business.

  12.11 Disclosure Schedule. The Disclosure Schedule attached hereto is intended to be and hereby is specifically made a part of this Agreement, and the information contained in the Disclosure Schedule shall be deemed to be representations and warranties of Capital Holdings.



















                        *     *     *     *
                                  A-47

  IN WITNESS WHEREOF, ONB, ONB Bank, Capital Holdings and WFSB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested and delivered by their duly authorized officers.

  OLD NATIONAL BANCORP


                                        By:   /s/ John N. Royse
                                              ------------------------
                                              John N. Royse, President
  ATTEST:

  By:  /s/ Jeffrey L. Knight
       -----------------------------
       Jeffrey L. Knight, Secretary

                                        WORKINGMENS CAPITAL HOLDINGS, INC.


                                         By:  /s/ Richard R. Haynes
                                             ----------------------------
                                             Richard R. Haynes, President
  ATTEST:

  By:  /s/ Jerry L. Hayes
      ------------------------
      Jerry L. Hays, Secretary

                                         WORKINGMENS FEDERAL SAVINGS BANK


                                         By:   /s/ Richard R. Haynes
                                               ----------------------------
                                               Richard R. Haynes, President
                                               and Chief Executive Officer
  ATTEST:

  By:  /s/ Jerry L. Hayes
      ------------------------
      Jerry L. Hays, Secretary

                                         ONB BANK


                                         By:   /s/ Dan L. Doan
                                               -------------------------
                                               Dan L. Doan, Chairman and
                                               President
  ATTEST:

  By:  /s/ Jeffrey L. Knight
       --------------------------------------
       Jeffrey L. Knight, Assistant Secretary

                                                       APPENDIX B


                         [Form of Opinion]




                      _________________, 1996

  Board of Directors
  Workingmens Capital Holdings, Inc.
  121 East Kirkwood Avenue
  Bloomington, Indiana  47402

  Gentlemen:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock (the "Workingmens Common Stock"), of Workingmens Capital Holdings, Inc. ("Workingmens") of the consideration to be received by such stockholders in the proposed merger (the "Proposed Merger") of Workingmens with Old National Bancorp ("Old National"), pursuant to the Agreement of Affiliation and Merger dated April 8, 1996 (the "Agreement").

      As more specifically set forth in the Agreement, and subject to a number of conditions and procedures described in the Agreement, in the Proposed Merger each of the issued and outstanding shares of Workingmens Common Stock shall be converted into 0.64 shares of Old National Common Stock (the "Exchange Ratio"). All unexercised options for the right to purchase shares of Workingmens Common Stock shall be converted into options for the right to purchase shares of Old National Common Stock using the Exchange Ratio as applicable to the holders of Workingmens Common Stock.

      Trident Financial Corporation ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. Since 1975, Trident has valued in excess of 400 thrift institutions in connection with mutual-to-stock conversions, mergers and acquisitions, as well as other transactions. Trident is not affiliated with Workingmens or Old National.

      In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) certain publicly available information concerning Workingmens, including the audited financial statements of Workingmens for each of the years in the three year period ended December 31, 1995 and unaudited financial statements for the three months ended March 31, 1996; (iii) certain publicly available information concerning Old National, including the audited financial statements of Old National for each of the years in the three year period ended December 31, 1995 and unaudited financial statements for the three months ended March 31, 1996; (iv) certain other internal information, primarily financial in nature, concerning the business and operations of Workingmens and Old National furnished to us by Workingmens and Old National for purposes of our analysis; (v) information with respect to the trading market for Workingmens Common Stock; (vi) information with respect to the trading market for Old National Common Stock; (vii) certain publicly available information with respect to other companies that we believe to be comparable to Workingmens and Old National and the trading markets for such other companies' securities; and

Board of Directors
__________________ , 1996
Page 2

  (viii) certain publicly available information concerning the nature and terms of other transactions that we believe relevant to our inquiry. We have also met with certain officers and employees of Workingmens and Old National to discuss the foregoing as well as other matters we believe relevant to our inquiry.

      In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available. We have not attempted independently to verify any such information. We have not conducted a physical inspection of the properties or facilities of Workingmens or Old National, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities. We did not specifically evaluate Workingmens' or Old National's loan portfolio or the adequacy of Workingmens' or Old National's reserves for possible loan losses.

      In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of Workingmens and Old National, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expenses, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of Workingmens and Old National; (iii) the economies in Workingmens' and Old National's market areas; (iv) the historical and current market for Workingmens Common Stock and Old National Common Stock and for the equity securities of certain other companies that we believe to be comparable to Workingmens and Old National; and (v) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the thrift industry, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Workingmens Common Stock in the Proposed Merger and does not address Workingmens' underlying business decision to effect the Proposed Merger.

      Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the holders of Workingmens Common Stock in the Proposed Merger is fair, as of the date hereof, from a financial point of view, to such holders.

                                    Very truly yours,


                                    TRIDENT FINANCIAL CORPORATION

                              PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 20.  Indemnification of Directors and Officers.

      The Registrant's Articles of Incorporation provide that the Registrant will indemnify any person who is or was a director, officer or employee of the Registrant or of any other corporation for which he is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of the Registrant or independent legal counsel finds that he has met the standards of conduct set forth above.

  Item 21.  Exhibits and Financial Statement Schedules.

  (a) The following Exhibits are being filed as part of this Registration Statement:

  2          Agreement of Affiliation and Merger (included as Appendix
             A to Prospectus)

  3(i)        Articles of Incorporation of the Registrant

  3(ii) By-Laws of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-4, File No. 33-80670, dated June 23, 1994)

  4 (a) the description of Registrant's common stock contained in its Current Report on Form 8-K, dated January 6, 1983 (incorporated by reference thereto), and (b) the description of Registrant's Preferred Stock Purchase Rights contained in Registrant's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between the Registrant and Old National Bank in Evansville, as Trustee (incorporated by reference thereto)

  5          Opinion of Krieg DeVault Alexander & Capehart re: legality


  8 Opinion of Krieg DeVault Alexander & Capehart re: certain federal income tax matters

  10.01 Material Contracts (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991 and to the Distribution Agreement set forth in Exhibit 1 of the Registrant's Registration Statement on Form S-3, File No. 33-55222, dated December 2, 1992)

  10.02       Supplemental Deferred Compensation Plan for Select
              Executive Employees of Old National Bancorp and
              Subsidiaries, as amended and restated effective as of July 1, 1994

  10.03 Old National Bancorp Pension Restoration Plan, effective December 1, 1995

  10.04 Old National Bancorp Employees' Retirement Plan, amended and restated May 1, 1996

  10.05       Old National Bancorp Executive Short Term Incentive
              Plan, effective January 1, 1996

  10.06       Severance Agreements
      (a)     William R. Britt
      (b)     James A. Risinger

  10.07       Old National Bancorp Employees' Savings and Profit
              Sharing Plan
      (a)     First Amendment, effective January 1, 1995
      (b)     Second Amendment, effective January 1, 1996

  13(ii)(a)   WCHI's Quarterly Report on Form 10-Q for the
              quarter ended June 30, 1996

  13(ii)(b)   WCHI's Annual Report to Shareholders for the fiscal
              year ended December 31, 1995

  21          Subsidiaries of the Registrant

  23.01       Consent of Krieg DeVault Alexander & Capehart
              (included in Opinion of Krieg DeVault Alexander &
              Capehart re: legality at Exhibit 5)

  23.02       Consent of Arthur Andersen LLP

  23.03       Consent of KPMG Peat Marwick LLP

  23.04       Consent of Trident Financial Corporation

  24          Powers of Attorney

  99          Form of Proxy

  (b) Financial Data Schedules: not applicable

  (c) Opinion of Trident Financial Corporation (included as
      Appendix B to Prospectus)

  Item 22.  Undertakings.

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)  (1)   The undersigned registrant hereby undertakes as
  follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

       (2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective time of the registration statement through the date of responding to the request.

  (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                            SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on July 25, 1996.

                           OLD NATIONAL BANCORP


                           By: /s/ RONALD B. LANKFORD
                               -----------------------------
                               Ronald B. Lankford, President


  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of July 25, 1996.

  Name                                Title
  ----                                -----

  /s/ JOHN N. ROYSE                   Chairman of the Board,
  ------------------------------      Director and Chief
  John N. Royse                       Executive Officer (Chief
                                      Executive Officer)

  /s/ STEVE H. PARKER                 Senior Vice President
  ------------------------------      (Chief Financial
  Steve H. Parker                     Officer and Principal
                                      Accounting Officer)

  DAVID L. BARNING*                   Director
  ------------------------------
  David L. Barning

  RICHARD J. BOND*                    Director
  ------------------------------
  Richard J. Bond

  ALAN W. BRAUN*                      Director
  ------------------------------
  Alan W. Braun

  JOHN J. DAUS, JR.*                  Director
  ------------------------------
  John J. Daus, Jr.

  WAYNE A. DAVIDSON*                  Director
  ------------------------------
  Wayne A. Davidson

  LARRY E. DUNIGAN*                   Director
  ------------------------------
  Larry E. Dunigan

  DAVID E. ECKERLE*                   Director
  ------------------------------
  David E. Eckerle

  THOMAS B. FLORIDA*                 Director
  ------------------------------
  Thomas B. Florida

  PHELPS L. LAMBERT*                 Director
  ------------------------------
  Phelps L. Lambert

  RONALD B. LANKFORD*                President and Director
  ------------------------------
  Ronald B. Lankford

  LUCIEN H. MEIS*                    Director
  ------------------------------
  Lucien H. Meis

  LOUIS L. MERVIS*                   Director
  ------------------------------
  Louis L. Mervis

  DAN W. MITCHELL*                   Director
  ------------------------------
  Dan W. Mitchell

  MARJORIE Z. SOYUGENC*              Director
  ------------------------------
  Marjorie Z. Soyugenc

  CHARLES D. STORMS*                 Director
  ------------------------------
  Charles D. Storms


                                        *By: /s/ JEFFREY L. KNIGHT
                                             ------------------------------
                                         Attorney-in-Fact

                                         Printed Name:     Jeffrey L. Knight